[LOGO]Celanese



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Financial Report 2003




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Business profile


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

                                                -----------------------------------------------------------------------------
We focus mainly on basic and performance        Chemical Products        Chemicals Products is our largest segment, with
chemicals, acetate products, technical                                   66% of total segment sales. The product range of
polymers and food ingredients. Our              [LOGO]Celanese           this segment consists of basic chemicals such as
customers include global manufacturers          Celanese Chemicals       acetic acid and vinyl acetate, performance
of industrial and consumer products.                                     chemicals such as polyvinyl alcohol and
Most of our key products hold leading                                    emulsions, and specialty chemicals. Our most
global market positions. Our strengths                                   important customers are in the chemical, paint
include our global market presence,                                      and coatings, construction, and adhesive industries.
comprehensive know-how in process and
production technology, application
development expertise and a competitive         -----------------------------------------------------------------------------
cost structure. Our company consists of         Acetate Products         Celanese is one of the world's largest producers
four operating segments:                                                 of acetate tow and filament. The segment makes up
                                                Celanese                 14% of Celanese's total segment sales. Acetate
                                                Acetate                  products are primarily used in cigarette filters,
                                                                         as well as in the production of fashion apparel
                                                                         and linings.




                                                -----------------------------------------------------------------------------
                                                Technical                With Ticona's technical polymers (16% of total
                                                Polymers Ticona          segment sales), we are well positioned at the
                                                                         upper end of the chemicals value chain. Ticona
                                                Ticona                   offers value-adding products and services for its
                                                                         customers, e.g. in the automotive, electronics,
                                                                         telecommunications, and medical industries.





                                                -----------------------------------------------------------------------------
                                                Performance              Our food ingredients business Nutrinova makes up
                                                Products                 4% of total segment sales. Nutrinova produces the
                                                                         high intensity sweetener Sunett(R) (acesulfame K),
                                                nutrinova                the preservatives Nutrinova(R) Sorbates, and
                                                                         health-promoting food ingredients.





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

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
                                         in Mio (euro)
--------------------------------------------------------------------------------------------------------------------------
     Net Sales                  2003          2,713         In the past, we strengthened our acetyl chain with the
                                --------------------        acquisition of the polyvinyl alcohol and emulsions
                                2002          2,561         businesses. In the future, we will focus on new capacity
     -----------------------------------------------        in Asia, an important growth region. We are improving
     Operating profit           2003            122         our market leadership position with a continued focus on
                                --------------------        process technology, efficiency and productivity.
                                2002            179
     -----------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
     Net Sales                  2003            578         In the Acetate Products segment, we are building on our
                                --------------------        market position by expanding existing partnerships in
                                2002            670         China, maintaining cost leadership and optimizing our
     -----------------------------------------------        acetate production base.
     Operating profit           2003             11
                                --------------------
                                2002             30
     -----------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
     Net Sales                  2003            675         Ticona is pursuing new applications, expanding
                                --------------------        capacities and technological development in close
                                2002            696         cooperation with customers. Together with its alliance
     -----------------------------------------------        partners, Ticona expands its market presence in Asia. At
     Operating profit           2003            109         the same time, measures to increase productivity and
                                --------------------        reduce cost are being implemented.
                                2002             29
     -----------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
     Net Sales                  2003            150         Nutrinova continues to strengthen its business with
                                --------------------        volume growth for Sunett(R) and implementing measures to
                                2002            161         increase productivity in its preservatives business. In
     -----------------------------------------------        addition, Nutrinova is introducing the omega-3-fatty-acid
     Operating profit (loss)    2003            (39)        Nutrinova(R) DHA into the market.
                                --------------------
                                2002             48
     -----------------------------------------------


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

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Financial Highlights*


                                                           2003                2002             Change                    2003
                                                   in Mio (euro)       in Mio (euro)              in %         in Mio U.S. $ (2)
====================================================================================================================================

--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Net sales                                                 4,075               4,064                  1                   5,133
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Special charges                                              (5)                  5                n.m.                     (6)
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Operating profit                                            106                 202                -48                     133
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Earnings from continuing operations
   before tax and minority interests                        182                 213                -15                     229
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Net earnings:
   continuing operations                                    128                 143                -10                     161
   continuing and discontinued operations                   131                 187                -30                     165
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Capital expenditures on tangible fixed assets               185                 214                -14                     233
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Diluted average shares outstanding (in thousands)        49,457              50,329                n.m.                 49,457
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------

--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Diluted earnings per share:
   continuing operations                                   2.59                2.84                n.m.                   3.26
   continuing and discontinued operations                  2.65                3.72                n.m.                   3.34
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------

--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
in (euro) million as of December 31
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Net debt (1)                                                387                 497                -22                     488
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Shareholders' equity                                      2,048               2,005                  2                   2,580
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Total assets                                              5,399               6,127                -12                   6,801
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------
Number of employees on a
    continuing basis (end of period)                      9,500              10,500                n.m.                    n.m.
--------------------------------------------------  ------------------  -----------------  ------------------  ---------------------

====================================================================================================================================

* Results have been adjusted to exclude the nylon and the majority of the acrylates businesses, which were divested on December 31, 2003 and February 1, 2004, respectively and other previously divested businesses.

(1) Defined as short- and long-term debt less cash and cash equivalents, please refer to page 6 of this report.

(2) The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2597 per EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

n.m. = not meaningful

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TABLE OF CONTENTS

       Foreword...........................................................     2

       Management Report..................................................     3

       Major Events 2003..................................................     4

       Financial Highlights...............................................     6

       Overview - 2003 Compared with 2002.................................     7

       Selected Data by Business Segment..................................     9

       Summary by Business Segment - 2003 Compared with 2002..............    10

       Summary of Consolidated Results - 2003 Compared with
            2002..........................................................    12

       Summary by Business Segment - 2002 Compared with 2001..............    17

       Summary of Consolidated Results - 2002 Compared with
            2001..........................................................    19

       Liquidity and Capital Resources....................................    22

       Market Risks.......................................................    28

       Critical Accounting Policies and Estimates.........................    30

       Outlook............................................................    34

       Risks of Future Development........................................    35

       Forward Looking Information........................................    35

       Report of the Board of Management..................................    36

       Auditor's Report...................................................    37

       Celanese's Consolidated Statements of Operations...................    38

       Celanese's Consolidated Balance Sheets.............................    39

       Celanese's Consolidated Statements of Shareholders'
            Equity........................................................    40

       Celanese's Consolidated Statements of Cash Flows...................    41

       Notes to Consolidated Financial Statements.........................    42

       Corporate Governance Report........................................   100

       Report of the Supervisory Board....................................   102

       The Supervisory Board..............................................   105

       The Board of Management............................................   107

       Five-Year Summary of Financial Data................................   108

                    Foreword, Financial report 2003

Dear Shareholder,

      Celanese can look back at four successful years. It expanded its market positions, focused its portfolio, improved productivity, strengthened its financial basis and laid the groundwork for solid growth.

      The takeover offer from U.S. private equity firm Blackstone Capital Partners, which was officially announced on December 16, 2003, opens up new prospects for our company and our employees. On February 10, 2004, the Supervisory Board and the Board of Management published separate reasoned opinions supporting Blackstone's tender offer and recommending shareholders accept the offer. The combined works council and the central works council also submitted a statement supporting the tender offer.

Portfolio aligned to growth

      In 2003, Celanese took major steps to strengthen its core businesses through investments in China. We are in the process of constructing a new acetic acid production complex with a capacity of 600,000 metric tons in Nanjing. We are expanding our three cellulose acetate filter sites in China, in which we hold 30-percent shares. Construction is also underway on the joint venture polyacetal plant with Polyplastics and Mitsubishi called PTM, which will have an annual capacity of 60,000 metric tons.

      A new synthetic gas plant successfully started operation in Oberhausen, as did the EsTech joint venture plant with Hatco to produce a key raw material for the growing synthetic lubricants market.

      Celanese also enhanced its market positions through innovations with customers and in research and development, new marketing strategies as well as leading information technology systems.

      Celanese continued to optimize its chemicals businesses. We spun off our oxo chemicals business into a joint venture called European Oxo GmbH in 2003 and sold our acrylates business to Dow Chemical in 2004.

Productivity increased across the company

      Due to the slow development of the global economy, which has also impacted the chemical industry, efforts to increase productivity across the company were given top priority. At Ticona, we began to implement an extensive re-focusing program geared to growth. We also continued to reap significant benefits from the use of Six Sigma in our Chemicals, Ticona, Acetate and Nutrinova businesses. The rollout of a company-wide standardized enterprise system, OneSAP, was an important step in continuously improving process efficiency. In addition, Operational Excellence initiatives at our production sites yielded a visible increase in productivity.

      In 2003, our employees were engaged in a variety of challenging tasks.The workload in all functions and regions was extraordinarily high, but the results were very successful. My fellow Board colleagues and I warmly thank them for their efforts. Growth and productivity will continue to be our priorities in 2004.


Claudio Sonder                                           Kronberg, February 2004
Chairman of the Board of Management

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Management Report

      You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese's Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

      Investors are cautioned that the forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Statements May Prove Inaccurate" located at the end of this section.

Basis of Presentation

      On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst AG ("Hoechst"). Hoechst distributed all of the outstanding shares of Celanese to existing Hoechst shareholders.

      The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of Celanese and majority owned subsidiaries over which Celanese exercises control as well as a special purpose entity which is a variable interest entity where Celanese is deemed the primary beneficiary (See discussion below for Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities). The Consolidated Financial Statements also have been presented to show separately the effects of discontinued operations. See "Summary of Consolidated Results - 2003 Compared with 2002 - Discontinued Operations for the Years Ended December 31, 2003, 2002 and 2001."

      The financial condition, results of operations and cash flows of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring, asset impairments and other unusual expenses and income incurred outside the ordinary course of business. Special charges totaled (euro)5 million of expense in 2003, (euro)5 million of income in 2002 and (euro)464 million of expense in 2001. For a further discussion of special charges, see "Summary by Business Segment - 2003 Compared with 2002 - Special Charges," "Summary of Consolidated Results - 2003 Compared with 2002 - Special Charges," "Summary by Business Segment - 2002 Compared with 2001 - Special Charges" and "Summary of Consolidated Results - 2002 Compared with 2001 - Special Charges."

      On October 1, 2003, Celanese and Degussa AG completed the combination of their European oxo businesses. Celanese contributed net assets with a carrying value of (euro)10 million for a 50% interest in the joint venture. Celanese has accounted for its ownership interest using the equity method.

      In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. This change resulted from recent transactions, including completed and pending divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement benefit costs associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior year amounts have been reclassified to conform to the current year presentation.

      Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. Prior to the adoption of SFAS No. 143, Celanese had (euro)31 million of post closure liabilities included within environmental liabilities. As provided under SFAS No. 143, such amounts were reversed, and (euro)36 million of asset retirement obligations were established. As a result, an after-tax transition charge of (euro)1 million was recorded as a cumulative effect of changes in accounting principles. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material. The effect of the adoption of SFAS 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

    In January 2003, and subsequently revised in December 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively "FIN No. 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entity to finance its activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. As of December 31, 2003, Celanese has not identified any VIEs other than the VIE disclosed below.

    At December 31, 2003, Celanese recorded (euro)35 million of additional assets and liabilities from the consolidation of a special purpose entity associated with an operating lease. The consolidation of this entity is not expected to have a material impact on Celanese's future results of operations and cash flows.

    The European Commission announced a decision on October 1, 2003 regarding antitrust matters in the sorbates industry. The commission concluded that Hoechst and other producers operated a cartel between 1979 and 1996. Hoechst was fined (euro)99 million related to this matter. In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, successor to Hoechst's sorbates business, was assigned the obligation related to this matter. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital. Considering this accounting treatment and a previously recorded reserve of (euro)15 million, Celanese recorded in 2003 a special charge of (euro)84 million and a related contribution of capital of (euro)39 million, net of tax. Hoechst appealed the ruling in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

Major Events in 2003

     In 2003, Celanese took major steps to enhance the value of its businesses, invest in new production capacity in growth areas, reduce costs and increase productivity.

Optimizing the portfolio

      o Agreed to sell its acrylates business to The Dow Chemical Company as part of its strategy to focus on core businesses; transaction completed in February 2004

      o Completed the joint venture of its European oxo businesses with Degussa

      o     Sold its nylon business to BASF.

Investing in growth areas

      o Received governmental approval and began preparations to build a world-scale acetic acid plant in China, the world's fastest growing market for acetic acid and its derivatives

      o Announced agreement with China National Tobacco Corporation to double capacities of three acetate tow plants in China, in which Celanese owns a 30% share

      o Brought on stream the Estech GmbH joint venture plant to produce neopolyol esters at Oberhausen, Germany, to supply the growing specialty lubricants markets in Europe, Africa and the Middle East

      o Announced plans to expand its GUR(R) ultra high molecular weight polyethylene plant in Oberhausen, Germany, by 10,000 tons, increasing total worldwide capacity by 17% in the second half of 2004

      o Broke ground with Asian partners for a new investment in a polyacetal plant in China, the world's highest growth market for engineering plastics.

Reducing costs and increasing productivity

      o Agreed to source methanol from Southern Chemical Corporation in 2005 under a multi-year contract expected to reduce significantly overall exposure to U.S. Gulf Coast natural gas volatility

      o Initiated measures to redesign Ticona's organization, reduce costs and increase productivity

      o Achieved significant cost savings from completion of Focus and Forward restructuring programs

      o Intensified use of Six Sigma and other productivity tools throughout the organization to reduce costs and generate additional revenue

      o Began implementation of a Company-wide SAP platform to reduce administrative costs by eliminating complexity in information systems and to provide for ongoing improvement in business processes and service

      o Completed a new, more efficient plant for synthesis gas, a primary raw material used at the Oberhausen, Germany site.

Positioning management for the future

      o David N. Weidman, vice chairman of the Board of Management and chief operating officer, was appointed chairman, effective November 2004; the promotion related to the retirement of current Chairman Claudio Sonder upon expiration of his contract in October 2004

      o Perry W. Premdas, chief financial officer, announced in February 2004 his intention not to extend his contract which expires in October 2004; a search is underway for a successor

      o Lyndon Cole, president of Ticona, named to the Board of Management and leader of the Celanese Growth Excellence Council.

Recent Developments

      On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of
(euro)32.50 per share, without interest. The offer commenced on February 2, 2004. Shareholders of Celanese AG can accept the offer until March 15, 2004 (Midnight Central European Time, 6 p.m. New York City Time). The offer is subject to a number of conditions, including receipt of antitrust clearances, a minimum acceptance of 85% of the outstanding registered ordinary shares of Celanese AG and the absence of certain material adverse changes with respect to Celanese. The successful completion of the tender offer will likely result in material changes to the financing structure, results of future operations and cash flows.

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 Financial Highlights

                                                                            Year Ended December 31,
                                                                   ------------------------------------------
                                                                        2003           2002          2001
                                                                   -------------  -------------  ------------
                                                                         (in (euro) millions, except for
                                                                           share and per share data)
                                                                   ------------------------------------------
Statement of Operations Data:
Net sales ......................................................        4,075          4,064         4,433
Cost of sales ..................................................       (3,436)        (3,340)       (3,772)
Special charges ................................................           (5)             5          (464)
Operating profit (loss) ........................................          106            202          (430)
Earnings (loss) from continuing operations before tax
   and minority interests ......................................          182            213          (432)
Earnings (loss) from continuing operations .....................          128            143          (326)
Earnings (loss) from discontinued operations ...................            4             25           (59)
Cumulative effect of changes in accounting principles ..........           (1)            19            --
Net earnings (loss) ............................................          131            187          (385)

Weighted average shares - diluted ..............................   49,457,145     50,329,346    50,331,847
                                                                  ===========    ===========    ==========
Earnings (loss) per common share - diluted:
   from continuing operations ..................................         2.59           2.84         (6.48)
   from discontinued operations ................................         0.08           0.50         (1.17)
   from cumulative effect of changes in accounting principles ..        (0.02)          0.38            --
                                                                       ------          -----        ------
   net earnings (loss) .........................................         2.65           3.72         (7.65)
                                                                        =====          =====        ======

                                                                         As of December 31,
                                                                   ----------------------------
                                                                        2003           2002
                                                                   -------------  -------------
                                                                        (in (euro) millions)
                                                                   ----------------------------
Balance Sheet Data:
Trade receivables, net - third party and affiliates ............         571            634
Plus: Inventories ..............................................         410            490
Less: Trade payables - third party and affiliates ..............         468            546
                                                                        ----            ---
Trade working capital ..........................................         513            578
                                                                        ====            ===

Short-term borrowings and current installments of
   long-term debt - third party and affiliates .................         117            195
Plus: Long-term debt ...........................................         387            420
                                                                        ----            ---
Total debt .....................................................         504            615
Less: Cash and cash equivalents ................................         117            118
                                                                        ----            ---
Net debt .......................................................         387            497
                                                                        ====            ===

Total assets ...................................................       5,399          6,127
Shareholders' equity ...........................................       2,048          2,005

                                                                              Year Ended December 31,
                                                                   ------------------------------------------
                                                                        2003           2002          2001
                                                                   -------------  -------------  ------------
                                                                     (in (euro) millions, except percentages)
                                                                   ------------------------------------------
Other Data:
Depreciation and amortization ..................................        260            262           364
Operating margin(1) ............................................        2.6%           5.0%         -9.7%
Earnings (loss) from continuing operations before tax
   and minority interests as a percentage of net sales .........        4.5%           5.2%         -9.7%
Asset turnover(2) ..............................................       70.7%          61.6%         60.3%
Return on equity(3) ............................................        6.5%           8.9%        -15.2%
Return on assets(4) ............................................        3.9%           4.1%         -4.8%

      (1)   Defined as operating profit (loss) divided by net sales.

      (2) Defined as net sales divided by the average of total assets, at the beginning and end of the year.

      (3) Defined as net earnings (loss) divided by the average of total shareholders' equity, at the beginning and end of the year.

      (4) Defined as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.

Overview - 2003 Compared with 2002

      In a global business environment characterized by higher raw material and energy costs and modest growth, Celanese achieved full year 2003 net earnings of
(euro)131 million, or (euro)2.65 per share, compared to net earnings of
(euro)187 million, or (euro)3.72 per share, for 2002. Earnings from continuing operations decreased to (euro)128 million, or (euro)2.59 per share in 2003 compared to (euro)143 million, or (euro)2.84 per share in 2002. Earnings from continuing operations excludes the results of the nylon and the majority of the acrylates businesses, which were divested on December 31, 2003 and February 1, 2004, respectively, and are included in earnings (loss) from discontinued operations. Net sales in 2003 remained relatively unchanged at (euro)4.1 billion compared to net sales in 2002, as price and volume increases offset unfavorable currency movements.

      Earnings from continuing operations before tax and minority interests declined by 15% to (euro)182 million in 2003 compared to (euro)213 million in 2002, mainly on higher costs for raw materials and energy, increased expense for stock appreciation rights as well as unfavorable currency movements. This decrease was partially offset by higher pricing, mainly in the Chemical Products segment, increased volumes in all segments, cost reductions and productivity improvements. Additional offsetting favorable adjustments included greater earnings from affiliates, mainly in Asia, increased interest and income from insurance companies and the demutualization of an insurance provider, as well as the addition of the emulsions business acquired at the end of 2002.

      Although the Company recorded special charges of only (euro)5 million, special charges significantly affected the operating results of the Technical Polymers Ticona and Performance Products segments in 2003. Ticona's operating profit benefited from income of (euro)94 million from insurance recoveries related to the plumbing cases. The insurance recoveries more than offset special charges related to Ticona's organizational redesign efforts and the closing of a facility in the United Kingdom. Performance Products' operating profit was burdened by (euro)84 million in special charges relating to a European Commission decision to fine Hoechst (euro)99 million for antitrust matters in the sorbates industry that occurred prior to the demerger.

      Segment net sales in 2003 increased 1% compared to 2002 due to the inclusion of the emulsions business acquired at year-end 2002 (+6%), and higher pricing (+5%) and volumes (+3%). Unfavorable currency effects (-13%) largely offset this increase. Operating profit declined by 48% to (euro)106 million in 2003 compared to (euro)202 million in 2002. This decline reflected increased raw material and energy costs, as well as higher expense for stock appreciation rights and special charges discussed below. These factors outweighed increased pricing in the Chemical Products and Acetate Products segments, higher volumes in all segments, particularly in Ticona and Performance Products, cost reductions, productivity improvements, increased income from the captive insurance companies and the addition of the emulsions business.

      In the Chemical Products segment, the contribution from the emulsions business and cost reductions were outweighed by higher energy costs and an increase in stock appreciation rights expense. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second. In Acetate Products, increased pricing and volumes as well as productivity gains only partially offset higher raw material and energy prices. Increased demand led to volume improvements in the Ticona segment on the development of new applications and entry into new markets, partially offset by organizational redesign costs. Volume increases for Performance Products' Sunett(R) sweetener were offset by lower pricing for Sunett and sorbates.

      Celanese reduced its net debt by 22% to (euro)387 million as of December 31, 2003 compared to (euro)497 million as of December 31, 2002. The decrease primarily represents the net repayment of (euro)63 million of debt, favorable currency movements of (euro)88 million offset by the addition of (euro)30 million of debt related to the consolidation of a variable interest entity under FIN 46. Trade working capital decreased to (euro)513 million at December 31, 2003 from (euro)578 million at December 31, 2002, primarily related to foreign currency effects as well as a reduction in inventory from the high levels at the end of 2002, resulting from advance purchases of wood pulp in the Acetate Products segment, a key raw material, caused by the shutdown of a major supplier. This decrease was slightly offset by lower payables. Operating cash flow benefited by (euro)160 million relating to the effects of hedging of currency exposure on intercompany funding of operations in U.S. dollars, compared to approximately (euro)100 million in 2002. Benefit obligations decreased by (euro)290 million to (euro)922 million in 2003 from (euro)1,212 million largely due to favorable currency movements, an increase in the fair value of plan assets, contributions, payments and a plan amendment related to the U.S. postretirement medical plan. These factors were partially offset by the effects of a decrease in the discount rate.

      In 2003, Celanese took major steps to concentrate on its core businesses. In September, Celanese reached an agreement, pending approval, to sell its acrylates business to The Dow Chemical Company. The transaction was completed on February 1, 2004. On October 1, European Oxo GmbH, Celanese's oxo chemicals joint venture with Degussa, began operations. The joint venture is expected to enable the businesses to compete more effectively in an oversupplied industry.

      Celanese streamlined its manufacturing operations and administrative functions, mainly in the Chemical Products and Ticona segments, and, as a result, recorded termination benefit expenses of (euro)22 million in cost of sales, primarily in the fourth quarter 2003. These measures are expected to continue and are estimated to result in expenses of approximately (euro)21 million in 2004. The Company also continued its use of Six Sigma, a powerful tool to increase efficiency and generate additional revenue.

      During 2003, Ticona started a redesign of its operations. These efforts resulted in special charges of (euro)10 million related to termination benefit expenses. In 2004, costs related to the redesign are expected to be (euro)4 million to (euro)8 million per quarter, of which approximately (euro)1 million per quarter will be recorded in special charges.

Selected Data by Business Segment

                                                                    Year Ended December 31,
                                             -----------------------------------------------------------------------
                                                    2003                      2002                      2001
                                             -------------------       -------------------       -------------------
                                                          % of                      % of                      % of
                                             (euro)     Segment(1)     (euro)     Segment(1)     (euro)     Segment(1)
                                             ------     ----------     ------     ----------     ------     ----------
                                                                 (in millions, except percentages)
                                             -----------------------------------------------------------------------
Net Sales(2)
Chemical Products .....................       2,713           66        2,561           63        2,816           63
Acetate Products ......................         578           14          670           16          762           17
Technical Polymers Ticona .............         675           16          696           17          706           16
Performance Products ..................         150            4          161            4          159            4
                                             ------       ------       ------       ------       ------       ------
Segment Total .........................       4,116          100        4,088          100        4,443          100
                                                          ======                    ======                    ======
Other Activities ......................          44                        55                        83
Intersegment Eliminations .............         (85)                      (79)                      (93)
                                             ------                    ------                    ------
Total Net Sales .......................       4,075                     4,064                     4,433
                                             ======                    ======                    ======

Special Charges(2)
Chemical Products .....................           1          (17)           1          (25)        (421)          91
Acetate Products ......................          --           --           --           --          (50)          11
Technical Polymers Ticona .............          77         n.m.           (5)         125            9           (2)
Performance Products ..................         (84)        n.m.           --           --           --           --
                                             ------       ------       ------       ------       ------       ------
Segment Total .........................          (6)         100           (4)         100         (462)         100
                                                          ======                    ======                    ======
Other Activities ......................           1                         9                        (2)
                                             ------                    ------                    ------
Total Special Charges .................          (5)                        5                      (464)
                                             ======                    ======                    ======

Operating Profit (Loss)(2)
Chemical Products .....................         122           60          179           63         (368)         102
Acetate Products ......................          11            5           30           10          (27)           8
Technical Polymers Ticona .............         109           54           29           10           (7)           2
Performance Products ..................         (39)         (19)          48           17           44          (12)
                                             ------       ------       ------       ------       ------       ------
Segment Total .........................         203          100          286          100         (358)         100
                                                          ======                    ======                    ======
Other Activities ......................         (97)                      (84)                      (72)
                                             ------                    ------                    ------
Total Operating Profit (Loss) .........         106                       202                      (430)
                                             ======                    ======                    ======

Earnings (Loss) from Continuing
   Operations Before Tax and
      Minority Interests(2)
Chemical Products .....................         160           57          203           61         (334)         111
Acetate Products ......................          14            5           43           13          (12)           4
Technical Polymers Ticona .............         149           52           40           12           (1)          --
Performance Products ..................         (39)         (14)          48           14           45          (15)
                                             ------       ------       ------       ------       ------       ------
Segment Total .........................         284          100          334          100         (302)         100
                                                          ======                    ======                    ======
Other Activities ......................        (102)                     (121)                     (130)
                                             ------                    ------                    ------
Total Earnings (Loss) from Continuing
     Operations Before Tax and Minority
        Interests .....................         182                       213                      (432)
                                             ======                    ======                    ======

(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.

(2)   Derived from the accompanying audited Consolidated Financial Statements.

n.m. = not meaningful

Summary by Business Segment - 2003 Compared with 2002

      Chemical Products

      Net sales of Chemical Products rose 6% to (euro)2,713 million in 2003 compared to (euro)2,561 million in 2002, due to the full year effect of the emulsions business acquired at year-end 2002 (+10%), higher selling prices (+9%) and increased volumes (+1%). These increases were partly offset by unfavorable currency effects (-13%) and the transfer of the European oxo business to a joint venture in the fourth quarter 2003 (-1%).

      Compared to 2002, selling prices in 2003 increased for major products, including acetic acid and vinyl acetate monomer, following the substantial rise in raw material costs, particularly natural gas, ethylene, and propylene. Volumes rose for acetic acid, particularly in Asia, as volumes were comparably higher due, in part, to an interruption in production in 2002. Vinyl acetate monomer volumes were higher in most regions, partly due to competitor outages, while volumes declined for polyvinyl alcohol in Asia and specialties mainly in Europe due to competitive pricing.

      Chemical Products had income from special charges of (euro)1 million for both 2003 and 2002. The income recorded in 2003 and 2002 relate to favorable adjustments to previously recorded restructuring reserves that more than offset employee severance costs related to production facility closures.

      Operating profit decreased to (euro)122 million in 2003 from (euro)179 million in 2002. The contribution from the emulsions business and cost reductions were outweighed by higher energy costs, an increase in stock appreciation rights expense of (euro)10 million and unfavorable currency movements. Termination benefit expenses of (euro)12 million were recorded in cost of sales, primarily in the fourth quarter of 2003, related to the streamlining of manufacturing operations and administrative functions. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second half.

      Operating profit as a percentage of sales declined to 4.5% in 2003 compared to 7.0% in 2002.

      Earnings (loss) from continuing operations before tax and minority interests declined to (euro)160 million in 2003 compared to (euro)203 million in 2002. This decline resulted from lower operating profit, partially offset by higher dividends from the Saudi Arabian methanol investment, primarily due to higher methanol pricing.

      Acetate Products

      Net sales, for the Acetate Products segment decreased by 14% to (euro)578 million in 2003 from (euro)670 million in 2002 largely due to unfavorable currency movements (-17%), which were partly offset by higher pricing (+2%) and higher volumes (+1%).

      Average pricing rose in 2003 as higher tow prices offset slightly lower filament prices. Volumes grew as higher demand for filament and flake more than offset slightly lower tow volumes, primarily in Europe and Africa. Despite a long-term trend of declining global demand for filament, volumes improved mainly due to higher demand from the U.S. fashion industry. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also increased due to higher opportunistic sales in the merchant market.

      The Acetate Products segment recorded an operating profit of (euro)11 million in 2003, compared to (euro)30 million in 2002 as higher pricing and volumes, as well as productivity gains, only partially offset higher raw material and energy prices as well as unfavorable currency movements. The segment also incurred costs for transitioning to new wood pulp suppliers as a primary supplier closed its U.S. facility in 2003. Celanese is assessing its worldwide acetate production capacity, and it is probable that the Company will close certain facilities in the latter half of this decade. As a result and in accordance with SFAS No. 143, the Acetate Products segment recorded a charge of
(euro)7 million, included within depreciation expense, related to these potential asset retirement obligations.

      Operating profit as a percentage of sales declined to 1.9% in 2003 compared to 4.5% in 2002.

      Earnings (loss) from continuing operations before tax and minority interests declined to (euro)14 million in 2003 compared to (euro)43 million in 2002. This decline resulted from lower operating profit and lower dividend income from investments in China, where earnings are being reinvested for capacity expansions.

      Technical Polymers Ticona

      Net sales for Ticona decreased by 3% to (euro)675 million in 2003 from
(euro)696 million in 2002 as higher volumes (+10%) did not offset unfavorable currency movements (-10%) and lower selling prices (-3%).

      Volumes increased in most business lines, particularly in polyacetal and GUR(R) ultra high molecular weight polyethylene. The global volume growth in polyacetals resulted from sales to new customers and end-uses. Volumes for GUR increased as the result of the commercialization of new applications in North America and Europe, as well as the exit of a major competitor in North America. Pricing declined on a higher percentage of sales from lower priced products and increased competitive pressure from Asian imports of polyacetal into North America.

      Ticona recorded income from special charges of (euro)77 million in 2003 compared to expense of (euro)5 million in 2002. The income in 2003 primarily resulted from insurance recoveries of (euro)94 million associated with the plumbing cases, which was partially offset by restructuring charges for organizational redesign costs of (euro)10 million and the closure of the Telford, UK, compounding facility of (euro)7 million. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States.

      Operating profit increased to (euro)109 million in 2003 versus (euro)29 million in 2002. Income from insurance recoveries, higher volumes, and reduced spending more than offset higher raw material and energy costs, lower pricing, and higher expense associated with stock appreciation rights of (euro)10 million. Ticona continued to incur significant market development costs for cyclo-olefin copolymers in 2003. Termination benefit expenses of (euro)8 million were recorded in cost of sales, primarily in the fourth quarter 2003, related to the streamlining of manufacturing operations and administrative functions.

      Operating profit as a percentage of sales increased from 4.2% in 2002 to 16.1% in 2003, which included the favorable effects of (euro)94 million of income associated with the plumbing cases.

      Earnings (loss) from continuing operations before tax and minority interests increased to (euro)149 million in 2003 compared to (euro)40 million in 2002. This increase resulted from higher operating profit and higher equity earnings from Polyplastics, due to growth in the Chinese and Taiwanese economies in 2003, as well as interest income from insurance recoveries.

      Performance Products

      Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, decreased by 7% to (euro)150 million in 2003 from (euro)161 million in 2002 due to price decreases (-12%), partially offset by increased volumes (+5%).

      Pricing for Sunett(R) sweetener declined on lower unit selling prices associated with higher volumes to major customers and the anticipated expiration of the European and U.S. production patents in 2005. Increased Sunett volumes reflected strong growth from new applications in the U.S. and European beverage and confectionary markets. In sorbates, pricing and volume pressure from Asian producers intensified during 2003 due to worldwide overcapacity. We expect these conditions for both products to continue in 2004.

      Performance Products recorded special charges of (euro)84 million in 2003, related to a decision by the European Commission on antitrust matters in the sorbates industry.

      Operating profit and earnings (loss) from continuing operations before tax and minority interests declined from (euro)48 million in 2002 to a loss of
(euro)39 million in 2003, due to special charges and lower pricing. This decline was slightly offset by higher Sunett volumes, cost reductions and increased productivity.

      Other Activities

      Net sales for Other Activities decreased by 20% to (euro)44 million in 2003 from (euro)55 million in 2002, primarily reflecting unfavorable currency movements and slightly lower third party sales by the captive insurance companies.

      Other Activities recorded (euro)1 million of income in special charges in 2003 compared to (euro)9 million of income in 2002. The (euro)1 million represented higher than expected collections of a note receivable. The (euro)9 million of income in 2002 related to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities.

      The operating loss of Other Activities increased to (euro)97 million in 2003 compared to (euro)84 million in 2002. This increase was primarily the result of higher expense for stock appreciation rights of (euro)22 million and lower income from special charges, offset by (euro)18 million of increased income from the captive insurance companies mainly due to a reduction in loss reserves resulting from expired policies and actuarial revaluations.

      Earnings (loss) from continuing operations before tax and minority interests declined to a loss of (euro)102 million in 2003 compared to a loss of
(euro)121 million in 2002. This improvement resulted from lower interest expense and higher interest and other income, net partially offset by higher operating losses. Lower interest expense is primarily due to lower interest rates and currency translation effects as well as lower average debt levels. Higher interest and other income, net resulted primarily from income of (euro)16 million from the demutualization of an insurance provider and the gain on sale of investments of (euro)4 million, partially offset by expense of (euro)12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars.

Summary of Consolidated Results - 2003 Compared with 2002

      Net Sales

      Net sales increased by (euro)11 million to (euro)4,075 million in 2003 as compared to (euro)4,064 million in 2002 due primarily to the full year effect of the emulsions business acquired at year-end 2002 as well as higher selling prices and volumes. These effects were partially offset by unfavorable currency movements resulting from the strengthening of the euro versus the U.S. dollar. Decreases in the Acetate Products, Ticona, and Performance Products segments were partially offset by an increase in the Chemical Products segment.

      Cost of Sales

      Cost of sales increased by 3% to (euro)3,436 million in 2003 compared with
(euro)3,340 million in 2002. Cost of sales as a percentage of net sales also increased to 84% in 2003 from 82% in 2002, reflecting significantly higher raw material and energy costs, partly offset by increased selling prices primarily in the Chemical Products segment.

      Selling, General and Administrative Expenses

      Selling, general and administrative expenses decreased by 5% to (euro)451 million in 2003 from (euro)474 million in 2002 primarily due to currency effects and cost reduction efforts, partially offset by a (euro)44 million increase in expenses for stock appreciation rights, as well as the inclusion of the emulsions business.

      Research and Development Expenses

      Research and development expenses increased by 14% to (euro)79 million in 2003 from (euro)69 million in 2002. This increase resulted primarily from the inclusion of the emulsions business and expiration of cost sharing arrangements at Celanese Ventures during 2002. Research and development expenses as a percentage of sales remained flat at 2% for both 2003 and 2002.

      Special Charges

      Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to redesign our operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

      The components of special charges for 2003, 2002 and 2001 were as follows:

                                                           2003    2002    2001
                                                           ----    ----    ----
                                                           (in (euro) millions)
                                                           --------------------
Employee termination benefits ..........................     16       9     125
Plant/office closures ..................................      6       6     104
Restructuring adjustments ..............................     (6)    (10)    (19)
                                                           ----    ----    ----
     Total Restructuring ...............................     16       5     210
Sorbates antitrust matters .............................     84      --      --
Plumbing actions .......................................    (94)     --     (31)
Asset impairments ......................................     --      --     291
Third-party reimbursements of restructuring charges ....     --      (1)     (8)
Other ..................................................     (1)     (9)      2
                                                           ----    ----    ----
     Total Special Charges .............................      5      (5)    464
                                                           ====    ====    ====

      In 2003, Celanese recorded expense of (euro)5 million in special charges, which consisted of (euro)22 million of restructuring charges, (euro)6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and (euro)11 million of income from other special charges. The
(euro)22 million of additions to the restructuring reserve included employee severance costs of (euro)16 million and plant and office closure costs of
(euro)6 million. Within other special charges there was income of (euro)94 million related to insurance recoveries associated with the plumbing cases, partially offset by (euro)84 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

      In 2003, the Chemical Products segment recorded employee severance charges of (euro)4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany. There will be minimal additional costs in 2004 associated with the shutdown of this unit.

      Ticona started a redesign of its operations. Approximately 160 positions are expected to be reduced by 2005, as a result of the redesign. These plans included a decision to sell the Summit, New Jersey site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky in 2004. As a result of this decision, Celanese recorded termination benefit expenses of (euro)4 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of (euro)6 million in 2003. Additional severance costs to be recorded in special charges, related to the redesign, are expected to be approximately (euro)1 million per quarter in 2004.

      In addition, Ticona ceased its manufacturing operations in Telford, United Kingdom during 2003, based on a 2002 restructuring initiative to concentrate its European manufacturing operations in Germany. As a result, Ticona recorded contract termination costs and asset impairments totaling (euro)6 million and employee severance costs of (euro)1 million in 2003. The total costs of the Telford shutdown through 2003 are (euro)11 million.

      The (euro)6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a (euro)1 million adjustment to the 2002 reserves, a (euro)4 million adjustment to the 2001 reserves and a (euro)1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

      In 2002, Celanese recorded income from special charges of (euro)5 million, which consisted of (euro)15 million of restructuring charges, (euro)10 million of income from favorable adjustments to previously recorded restructuring reserves, (euro)1 million of income from reimbursements from third party site partners related to prior year initiatives, and (euro)9 million of income from other special charges. The (euro)15 million of restructuring charges included employee severance costs of (euro)9 million and plant and office closure costs of (euro)6 million.

      Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of (euro)9 million, of which (euro)4 million related to adjustments to the 2001 forward initiatives and (euro)4 million for streamlining efforts of production facilities in Germany and the United States, and (euro)1 million for employee severance costs in the polyvinyl alcohol business.

      Ticona recorded asset impairments of (euro)4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop, Texas, the GUR operations in Bayport, Texas, were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport shutdown were
(euro)2 million.

      The (euro)10 million of favorable adjustments of previously recorded restructuring reserves consisted of an (euro)8 million adjustment to the 2001 reserves and a (euro)2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of (euro)9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

      Foreign Exchange Gain (Loss)

      Foreign exchange gain (loss) decreased to a loss of (euro)3 million in 2003 from a gain of (euro)4 million in 2002. This change is primarily attributable to the strengthening of the Mexican peso and Canadian dollar against the U.S. dollar.

      Operating Profit

      Operating profit declined to (euro)106 million in 2003 compared to
(euro)202 million in 2002. The favorable effects of higher selling prices primarily in the Chemical Products segment, cost reductions, and income from insurance recoveries of (euro)94 million in the Ticona segment, were offset by expenses of (euro)84 million in the Performance Products segment related to antitrust matters, (euro)10 million of organizational redesign costs at Ticona, increased stock appreciation rights expense, higher raw material and energy costs in most segments as well as unfavorable currency movements. Stock appreciation rights expense for 2003 was (euro)50 million compared to (euro)4 million in 2002. Celanese streamlined its manufacturing operations, mainly in the Chemical Products segment and, as a result, recorded termination benefit expenses, in cost of sales, of (euro)22 million, primarily in the fourth quarter of 2003.

      Equity in Net Earnings of Affiliates

      Equity in net earnings of affiliates increased to (euro)31 million in 2003 from (euro)22 million in 2002. This increase was mainly attributable to an increase in the earnings from Polyplastics, an investment held by the Ticona segment, partly due to growth in the Chinese and Taiwanese economies in 2003.

      Interest Expense

      Interest expense decreased by 27% to (euro)43 million in 2003 from
(euro)59 million in 2002. This decrease is primarily related to lower interest rates and currency translation effects, as well as lower average debt levels.

      Interest and Other Income, Net

      Interest and other income, net increased to (euro)88 million in 2003 from
(euro)48 million in 2002, mainly due to interest of (euro)18 million on insurance recoveries in the Ticona segment and other income of (euro)16 million resulting from the demutualization of an insurance provider. These increases were partially offset by expense of (euro)12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars. Investments accounted for under the cost method contributed dividend income of (euro)52 million and (euro)41 million in 2003 and 2002, respectively. The increase in 2003 primarily resulted from higher dividends from the Saudi Arabian methanol investment on higher methanol pricing, which were slightly offset by lower dividend income from the Acetate Products investments in China, where earnings are being reinvested for capacity expansions.

      Income Taxes

      Celanese recognized income tax expense of (euro)54 million in 2003 compared to (euro)70 million in 2002.

      The effective tax rate for Celanese in 2003 was 30 percent compared to 33 percent in 2002. In comparison to the German statutory rate, the 2003 effective tax rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from Polyplastics Co. Ltd., which are excluded from U.S. taxable income and utilization of a U.S. capital loss carryforward that had been subject to a valuation allowance. The effective tax rate was unfavorably affected in 2003 by dividend distributions from subsidiaries and writedowns of certain German corporate and trade tax benefits related to prior years.

      In comparison to the German statutory rate, the effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

      Discontinued Operations for the Years Ended December 31, 2003, 2002 and
      2001

      In September 2003, Celanese and Dow reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The preliminary sale price for the business, subject to purchase price adjustments, was U.S. $154 million ((euro)124 million), which consisted of cash proceeds of U.S. $109 million ((euro)88 million) and a note receivable from Dow of U.S. $45 million ((euro)36 million) that is due in March 2004. Simultaneously with the sale, Celanese repaid an unrelated obligation of U.S. $95 million ((euro)76 million) to Dow. Any gain or loss on this transaction is not expected to be material. The acrylates business was part of Celanese's former Chemical Intermediates segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake, Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

      In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of (euro)8 million and recorded a gain of (euro)2 million.

      In 2003, Celanese recorded (euro)2 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In 2003, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of (euro)4 million.

      In December 2002, Celanese completed the sale of Trespaphan, its global oriented polypropylene ("OPP") film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of (euro)209 million. Net of the purchase price adjustments of (euro)19 million and the repayment of
(euro)78 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of (euro)112 million. Trespaphan was formerly part of Celanese's Performance Products segment.

      During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses were part of Celanese's former Chemical Intermediates segment.

      In 2002, Celanese received net proceeds of (euro)123 million and recorded a pre-tax gain of (euro)14 million on the disposal of discontinued operations relating to these divestitures. Pre-tax earnings from operations of discontinued operations in 2002 were (euro)1 million. Celanese recognized a tax benefit of
(euro)40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit related to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations.

      In 2001, Celanese completed the sale of NADIR Filtration GmbH, formerly Celgard GmbH, and received minimal proceeds from this sale and recorded a
(euro)2 million pre-tax gain on disposal of discontinued operations. Celanese recorded an additional pre-tax gain in 2001 of (euro)12 million on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of (euro)5 million for discontinued operations.

      The following table summarizes the results of the discontinued operations for the years ended December 31, 2003, 2002 and 2001.

                                                                             Operating
                                                         Sales             Profit (Loss)
                                                   ------------------   --------------------
                                                   2003   2002   2001   2003    2002    2001
                                                   ----   ----   ----   ----    ----    ----
                                                             (in (euro) millions)
                                                   -----------------------------------------
Discontinued operations of Chemical Products ....   208    262    335     (2)    (54)    (90)
Discontinued operations of Performance Products..    --    273    281     --      10      (5)
Discontinued operations of Ticona ...............    40     61     67     --      (1)     (4)
                                                   ----   ----   ----   ----    ----    ----
Total discontinued operations ...................   248    596    683     (2)    (45)    (99)
                                                   ====   ====   ====   ====    ====    ====

      Cumulative Effect of Changes in Accounting Principles

      Celanese recorded (euro)1 million in a cumulative effect of changes in accounting principles, net of tax, on January 1, 2003, related to the adoption of SFAS 143. Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

      In 2002, Celanese recorded income of (euro)19 million for the cumulative effect of two changes in accounting principles, net of tax of (euro)5 million. The adoption of SFAS No. 142, Goodwill and Other Intangible Assets, in 2002 resulted in income of (euro)10 million ((euro)0.20 per share), as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of income of (euro)9 million ((euro)0.18 per share), net of taxes of (euro)5 million, was recorded in 2002.

      Net Earnings

      As a result of the factors mentioned above, the net earnings of Celanese decreased by (euro)56 million to net earnings of (euro)131 million in 2003 compared to (euro)187 million in 2002.

Summary by Business Segment - 2002 Compared with 2001

      Chemical Products

      Net sales for Chemical Products decreased (-9%) to (euro)2,561 million in 2002 from (euro)2,816 million in 2001 primarily due to lower pricing (-10%) and unfavorable currency effects (-3%), partially offset by higher volumes (+4%). Selling prices for major products decreased in 2002, following the decline in raw material costs, particularly natural gas, ethylene, and propylene. Although overall selling prices were lower, acetyl pricing rose steadily throughout 2002, as a result of higher demand, temporarily tight supply conditions and a sequential quarterly increase in raw material costs. Increased demand as well as temporary supply-demand imbalances resulted in higher volumes for vinyl acetate monomer in the United States and Asia, and for acetic acid and polyvinyl alcohol, primarily in Asia.

      Chemical Products recorded income of (euro)1 million of special charges in 2002 compared to expense of (euro)421 million in 2001. Special charges in 2002 include employee severance costs associated with cost savings initiatives at production sites, offset by favorable adjustments to restructuring reserves recorded in 2001, due to lower than expected severance and other closure costs. The 2001 special charges resulted from the impairment of goodwill and fixed assets, as well as from 2001 restructuring initiatives.

      Of the (euro)421 million in special charges in 2001, (euro)243 million related to goodwill impairments, (euro)138 million to 2001 restructuring initiatives, and (euro)60 million to fixed asset impairments. These charges were offset by a (euro)14 million favorable adjustment to prior year restructuring activities and in recoveries of (euro)6 million from third party site partners. The (euro)243 million goodwill impairment resulted primarily from the deterioration in the outlook of the acrylates and oxo products businesses. The
(euro)138 million in restructuring initiatives included (euro)78 million for the shutdown of the acetic acid, pentaerythritol, and vinyl acetate monomer units in Edmonton, Alberta, and (euro)60 million relating primarily to employee severance costs at plant and administrative sites as well as closure costs associated with a research and development center in the United States. The closure of the research and development center resulted from the decision to relocate these functions to production sites. The (euro)60 million fixed asset impairment was associated with the reassessment in the expected long-term value of the acetyl derivatives and polyol business lines.

      Operating profit for Chemical Products of (euro)179 million in 2002 improved from an operating loss of (euro)368 million. This improvement was primarily due to lower special charges. Operating profit also benefited from productivity improvements and cost savings from restructuring initiatives. Acetyl and acetyl derivative and polyol business lines benefited from higher sales volumes and selling prices increasing at a greater rate than raw material costs. Lower amortization expense of (euro)50 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002. Operating profit in 2001 benefited from a (euro)39 million non-recurring compensation payment associated with operational problems experienced by the carbon monoxide supplier to Celanese's Singapore facility from July 2000 through May 2001. The carbon monoxide supplier experienced operational difficulties in the third quarter 2002, which were corrected during the fourth quarter and had minimal impact on full year 2002 operating results due to insurance recoveries.

      At the end of 2002, Celanese completed the acquisition of the European emulsions businesses of Clariant. Beginning in 2003, the businesses were integrated into the Chemical Products segment.

      Acetate Products

      Net sales for the Acetate Products segment decreased by 12% to (euro)670 million in 2002 from (euro)761 million in 2001. Lower sales volumes (-7%) and unfavorable currency movements (-5%) contributed to the decline in sales in 2002. Average pricing for acetate was stable in 2002 as higher tow prices offset lower filament pricing. Volumes declined mainly due to lower demand for acetate filament from the U.S. and European textile industries and ongoing fiber substitution. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also decreased due to lower merchant sales. Tow volumes were slightly lower in 2002 mainly due to reduced volumes in North America and Europe, partially offset by improvements in other regions.

      The Acetate Products segment recorded no special charges in 2002 compared to (euro)50 million in 2001. The charges in 2001 resulted from the costs associated with the closure of acetate filament operations in Rock Hill, South Carolina and Lanaken, Belgium as well as costs incurred for with the relocation of filament operations within the United States. Additional special charges were incurred in connection with employee severance costs associated with a production facility in Mexico.

      The Acetate Products segment recorded an operating profit of (euro)30 million in 2002, compared to an operating loss of (euro)27 million in 2001. Operating profit in 2002 benefited from the absence of special charges and a
(euro)10 million decrease in amortization expense resulting from the implementation of SFAS No. 142. Cost reductions from the Forward program and other productivity initiatives partially offset the effects of lower sales volumes.

      Technical Polymers Ticona

      Net sales for the Ticona segment decreased by 1% to (euro)696 million in 2002 from (euro)706 million in 2001 as the result of lower selling prices (-3%) and unfavorable currency movements (-3%), which were mostly offset by higher volumes (+5%). Volumes increased mainly in polyacetal, reflecting some improvement in demand from the automotive and other end-use industries, especially in Europe. Volumes also improved in ultra-high molecular weight polyethylene, but declined or were flat in other product lines. Average selling prices declined for most product lines, primarily polyacetal. Polyacetal standard-grade pricing was reduced in response to competitive pressure, mainly from Asian suppliers.

      In special charges, the Ticona segment had expense of (euro)5 million in 2002 compared to income of (euro)9 million in 2001. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States. The favorable adjustment in 2001 was primarily due to higher than expected insurance reimbursements associated with the plumbing cases, which were largely offset by restructuring expenses for employee severance costs in the United States and Europe. These 2001 restructuring initiatives were taken to streamline administrative and operational functions under Celanese's Forward initiative.

      The Ticona segment recorded an operating profit of (euro)29 million in 2002 compared to an operating loss of (euro)7 million in 2001. The major factors contributing to the earnings improvement were reduced raw material costs and increased sales volumes. Operating results in 2002 also benefited from (euro)22 million of lower amortization expense due to the adoption of SFAS No. 142. These improvements were partially offset by costs for maintenance shutdowns and startup costs related to expansions, as well as the higher special charges noted above. The Ticona segment continued to incur market development costs for cyclo-olefin copolymers in 2002.

      Performance Products

      Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 1% to (euro)161 million in 2002 from (euro)159 million in 2001 due to increased volumes (+10%), largely offset by price decreases (-9%). Increased volumes reflected strong growth of the high intensity sweetener Sunett(R) from new applications in the beverage and confectionary industries in the United States and Europe. Overall pricing declined, mainly in connection with higher Sunett volumes to major customers. In sorbates, pricing pressure from Asian competitors intensified in 2002, mainly in the fourth quarter, due to worldwide overcapacity.

      Operating profit for the Performance Products segment of (euro)48 million in 2002 improved from (euro)44 million in 2001. The increase is mainly a result of higher volumes from new applications in Sunett, increased yields from manufacturing efficiencies and cost reductions, which were mostly offset by lower pricing as noted above.

      Other Activities

      Net sales for Other Activities decreased by 35% to (euro)55 million in 2002 from (euro)84 million in 2001. This decline was primarily due to the divestiture of an InfraServ subsidiary during the first quarter of 2002 and the expiration of a number of service contracts and licensing fees at Celanese Ventures GmbH.

      Other Activities recorded (euro)9 million of income in special charges in 2002 compared to a charge of (euro)2 million in 2001. The (euro)9 million income in 2002 relates to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities. The (euro)2 million expense in 2001 primarily consisted of corporate employee severance costs, which were partially offset by a (euro)4 million favorable adjustment related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

      The operating loss of Other Activities increased to (euro)84 million in 2002 from (euro)72 million in 2001. This was primarily due to an adjustment to loss reserves at the captive insurance companies and the reduction of revenues from Celanese Ventures. This decrease was partially offset by a gain of (euro)10 million on the sale of an InfraServ subsidiary and an increase in income related to adjustments in special charges.

Summary of Consolidated Results - 2002 Compared with 2001

      Net Sales

      Net sales decreased by 8% to (euro)4,064 million in 2002 as compared to
(euro)4,433 million in 2001 primarily as a result of lower selling prices and unfavorable currency movements despite improved volumes in most segments. Decreases in the Chemical Products, Acetate Products and Ticona segments were only slightly offset by an increase in the Performance Products segment.

      Cost of Sales

      Cost of sales decreased by 11% to (euro)3,340 million in 2002 compared with (euro)3,772 million in 2001. Cost of sales as a percentage of net sales decreased to 82% in 2002 from 85% in 2001, reflecting lower raw material and energy costs, primarily in the Chemical Products and Ticona segments, and cost reductions from productivity and restructuring initiatives.

      Selling, General and Administrative Expenses

      Selling, general and administrative expenses decreased by 13% to (euro)474 million in 2002 from (euro)547 million in 2001 driven largely by an (euro)77 million decline in amortization expense resulting from the implementation of SFAS No. 142. Excluding the effects of this amortization expense, selling, general and administrative expenses as a percentage of sales were relatively flat. Selling, general and administrative expenses were affected by lower third party commission income earned by a purchasing subsidiary of Celanese, and increased selling efforts by the Ticona segment, offset by favorable currency fluctuations and benefits from cost reduction efforts. In 2002 and 2001, Celanese had favorable adjustments of (euro)15 million and (euro)12 million, respectively, relating to reduction in environmental reserves due to favorable trends in environmental remediation.

      Research and Development Expenses

      Research and development expenses decreased by 16% to (euro)69 million in 2002 from (euro)82 million in 2001. The reduction resulted primarily from Celanese's strategy to concentrate the research and development efforts at production sites within most businesses. Research and development expenses as a percentage of sales remained flat at 2% for both 2002 and 2001.

      Special Charges

      In 2002, Celanese recorded income from special charges of (euro)5 million, which consisted of (euro)15 million of restructuring charges, (euro)10 million of income from favorable adjustments to previously recorded restructuring reserves, (euro)1 million of income from reimbursements from third party site partners related to prior year initiatives and (euro)9 million of income from other special charges. The (euro)15 million of restructuring charges included employee severance costs of (euro)9 million and plant and office closure costs of (euro)6 million.

      Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of (euro)9 million, of which (euro)4 million related to adjustments to the 2001 Forward initiatives and (euro)4 million for streamlining efforts of production facilities in Germany and the United States, and (euro)1 million for employee severance costs in the polyvinyl alcohol business.

      Ticona recorded asset impairments of (euro)4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop, Texas the GUR operations in Bayport, Texas were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport closure were
(euro)2 million.

      The (euro)10 million of favorable adjustments of previously recorded restructuring reserves consisted of an (euro)8 million adjustment to the 2001 reserves and a (euro)2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of (euro)9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

      In 2001, Celanese recorded special charges of (euro)464 million, which consisted of (euro)229 million of restructuring charges. These charges were reduced by (euro)8 million of income from reimbursements from third party site partners and forfeited pension plan assets, (euro)19 million of favorable adjustments to restructuring reserves recorded in 2001 and 2000 and (euro)262 million of other special charges.

      The (euro)229 million of additions to the restructuring reserve included employee severance costs primarily of (euro)125 million and plant and office closure costs of (euro)104 million. Employee severance costs consisted primarily of (euro)38 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, (euro)28 million for administrative and production positions at Ticona in the United States and Germany, and (euro)22 million for the restructuring of production and administrative positions in Mexico. In addition, other related severance costs consisted of (euro)8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, (euro)7 million for the elimination of corporate administrative positions, (euro)6 million resulting from the closure of a chemical research and development center in the United States, (euro)5 million for the shutdown of acetate filament production at Lanaken, Belgium and (euro)11 million for the shutdown of acetate filament production at Rock Hill, South Carolina.

      The (euro)104 million of additions to the restructuring reserve related to plant and office closures consisting mainly of (euro)74 million for fixed asset impairments, the cancellation of supply contracts, and other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were (euro)11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, (euro)4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, (euro)8 million for fixed asset impairments and shutdown costs at the acetate filament facility in Lanaken, (euro)6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and (euro)1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

      The (euro)19 million of favorable adjustments of previous year restructuring reserves consisted of a (euro)14 million adjustment to the 2000 reserves and a (euro)5 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Chemical Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of an existing facility and its obligations. Of the 1999 adjustment, (euro)3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico, that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included (euro)2 million relating to less than anticipated severance costs for Ticona employees in Germany.

      The other special charges of (euro)262 million consisted of goodwill impairments of (euro)243 million and fixed asset impairments of (euro)30 million, related to the former Chemical Intermediates segment, (euro)18 million of fixed asset impairments related to the former Acetyl Products segment and
(euro)6 million for the relocation of acetate filament production assets associated with restructuring initiatives. Also included in other special charges was (euro)31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases and (euro)4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

      Foreign Exchange Gain

      Foreign exchange gain (loss) increased to (euro)4 million in 2002 from
(euro)2 million in 2001. This change is primarily attributable to the weakening of the Mexican peso against the U.S. dollar as well as the weakening of the U.S. dollar against the euro.

      Operating Profit (Loss)

      An operating profit of (euro)202 million was generated in 2002 compared to a loss of (euro)430 million in 2001 primarily due to a decrease in special charges from (euro)464 million in 2001 to income of (euro)5 million in 2002. Also contributing to the profit improvement were lower raw material and energy costs in most segments, cost reductions throughout Celanese and improved volumes. The profit increase was partially offset by the unfavorable effect of lower selling prices. Lower amortization expense of (euro)77 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002.

      Equity in Net Earnings of Affiliates

      Equity in net earnings of affiliates increased to (euro)22 million in 2002 from (euro)13 million in 2001. This increase was partially attributable to an increase in the earnings of Korea Engineering Plastics Co. Ltd. Lower goodwill amortization expense of (euro)6 million due to the adoption of SFAS No. 142 also had a positive effect on 2002 results.

      Interest Expense

      Interest expense decreased by 26% to (euro)59 million in 2002 from
(euro)80 million in 2001, as a result of lower average financial debt and lower interest rates.

      Interest and Other Income, Net

      Interest and other income, net decreased to (euro)48 million in 2002 from
(euro)65 million in 2001, mainly due to lower dividend income from our investments, primarily from our methanol joint venture in Saudi Arabia, writedown of investments and lower interest income, partially offset by higher transaction gains on foreign currency financing. Additionally, in 2001, Celanese received gross proceeds of (euro)10 million and recorded a gain of (euro)6 million relating to the sale of its ownership interests in InfraServ GmbH & Co. Muenchsmuenster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH. Investments accounted for under the cost method contributed dividend income of (euro)41 million and (euro)52 million in 2002 and 2001, respectively.

      Income Taxes

      In 2002, Celanese recognized income tax expense of (euro)70 million as compared to an income tax benefit of (euro)106 million in 2001. Celanese also recognized in 2002 a (euro)43 million German tax benefit relating to a tax deductible writedown of its investment in Trespaphan GmbH. This tax benefit is attributable to a discontinued business and is therefore reported as part of discontinued operations and is not included in the 2002 income tax provision.

      The effective tax rate for Celanese in 2002 was 33 percent compared to 25 percent in 2001. In comparison to the German statutory rate, the Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

   In 2001, Celanese recognized an income tax benefit of (euro)106 million and reported an effective tax rate of 25 percent. In comparison to the German statutory rate, the effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

      Cumulative Effect of Changes in Accounting Principles

      Celanese recorded income of (euro)19 million for the cumulative effect of two changes in accounting principles, net of tax of (euro)5 million, in 2002. The adoption of SFAS No. 142 in 2002 resulted in income of (euro)10 million ((euro)0.20 per share), as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of income (euro)9 million ((euro)0.18 per share), net of taxes of (euro)5 million, was recorded in 2002.

      Net Earnings (Loss)

      As a result of the factors mentioned above, the net earnings (loss) of Celanese increased by (euro)572 million to net earnings of (euro)187 million in 2002 from a net loss of (euro)385 million in 2001.

Liquidity and Capital Resources

Cash Flows

      Net Cash Provided by Operating Activities

      Net cash provided by operating activities was (euro)347 million, (euro)382 million, and (euro)518 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      Net cash provided by operating activities decreased by (euro)35 million to
(euro)347 million in 2003 as compared to 2002 primarily due to higher net taxes paid of (euro)118 million and lower dividends from equity investments of
(euro)48 million largely offset by insurance recoveries of (euro)120 million. In addition, higher contributions were made to our U.S. qualified defined benefit pension plan of (euro)115 million in 2003 compared to (euro)101 million in 2002. The hedging activity of foreign currency denominated intercompany net receivables served to partially offset unfavorable currency effects on net earnings of (euro)135 million and resulted in a (euro)160 million cash inflow in 2003 compared to (euro)100 million in 2002 due to the timing of settlements of these contracts.

      The decrease in net cash provided by operating activities of (euro)136 million in 2002 as compared to 2001 is primarily due to changes in cash generated by trade working capital. In 2002, trade working capital increased slightly due to an increase in trade receivables resulting from higher sales in the fourth quarter of 2002 as compared to the fourth quarter in 2001, which was partially offset by lower inventory and increased trade accounts payable. In 2001, cash generated by trade working capital improvements related to the Project Focus initiatives was (euro)295 million. Partially offsetting this trade working capital effect was a reduction in the cash outflow for special charges of (euro)33 million, a lower pension contribution to our U.S. qualified defined benefit pension plan of (euro)101 million in 2002 compared to (euro)161 million in 2001 and an increase in dividends from equity investments of (euro)48 million.

      Net Cash Used in Investing Activities

      Net cash used in investing activities was (euro)239 million, (euro)145 million and (euro)117 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      The increase in cash outflows of (euro)94 million in 2003 compared to 2002 is mainly due to lower proceeds from disposal of discontinued operations of
(euro)193 million and the receipt of (euro)41 million in returns of capital from investments in non-consolidated InfraServ companies in 2002. This increase in cash outflow for 2003 was partially offset by a (euro)125 million cash outflow for the 2002 purchase of the net assets of the emulsions businesses. Additionally, net cash outflows increased by (euro)36 million related to higher net purchases of marketable securities.

      Capital expenditures decreased by (euro)29 million to (euro)185 million in 2003, primarily due to foreign currency effects. Spending in 2003 primarily related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. The spending in 2002 included the start of construction of the synthesis gas production facility at the Oberhausen site. In addition, major projects included the completion of the new GUR(R) plant at the Bishop, Texas, facility and the capacity expansion for Vectra(R) at Shelby, North Carolina. The Vectra expansion was built to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

      The increase in cash outflows of (euro)28 million in 2002 compared to 2001 is mainly due to a (euro)125 million cash outflow for the fourth quarter purchase of the net assets of the Emulsions business. Additionally, a net outflow of (euro)18 million for the purchase of marketable securities in 2002 compared to a net inflow of (euro)50 million on the sale of marketable securities in 2001 and an outflow of (euro)25 million related to a long-term raw material supply contract increased the cash used compared to the prior year. Partially offsetting these effects were (euro)201 million in proceeds from the disposal of discontinued operations in 2002 as compared to (euro)38 million in 2001 and (euro)41 million in distributions from investments in InfraServ companies. Capital expenditures in 2002 remained consistent with 2001 spending levels.

      Capital expenditures on property, plant and equipment remained relatively flat at (euro)214 million in 2002, compared to (euro)213 million in 2001. The spending in 2002 included the start of construction on a new production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany. In addition, major projects included the completion of the new GUR(R) plant at the Bishop, Texas, facility and the capacity expansion for Vectra(R) at Shelby, North Carolina. The Vectra expansion was needed to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

      Net Cash Provided Used in Financing Activities

      Net cash used in financing activities was (euro)99 million, (euro)156 million and (euro)376 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      Net cash used in financing activities declined by (euro)57 million to an outflow of (euro)99 million in 2003 compared to 2002. This decrease is primarily related to lower net payments of short-term borrowings of (euro)137 million, offset by net payments of long-term debt in 2003 of (euro)46 million. In addition, in 2003, Celanese paid a cash dividend of (euro)22 million, (euro)0.44 per share, and repurchased 749,848 of its shares, to be held in treasury, for approximately (euro)14 million.

      Net cash used in financing activities in 2002 was primarily due to net debt repayments aggregating (euro)150 million. In addition, Celanese repurchased 284,798 of its shares, to be held in treasury, for approximately (euro)6 million.

      Net cash used in financing activities amounted to (euro)376 million in 2001. The net cash used in financing activities in 2001 was primarily due to net debt repayments aggregating (euro)356 million. In addition, Celanese paid a cash dividend of (euro)20 million, (euro)0.40 per share, in 2001.

      Liquidity

      Cash generated from operating activities in 2003 was primarily used to repay debt and to fund capital expenditures. Cash generated from operating activities in 2003 reflects a contribution of (euro)115 million into the U.S. qualified defined benefit pension plan obligations. In addition, net current assets (defined as total current assets, less total current liabilities), excluding assets and liabilities of discontinued operations, increased to a net current asset position of (euro)120 million in 2003 from a net current liability position of (euro)3 million in 2002.

      As of December 31, 2003, Celanese had (euro)504 million of total debt, of which (euro)117 million is due in 2004. We expect that our primary source of liquidity for 2004 will be cash from operations. During 2003, Celanese extended the maturity of $150 million ((euro)119 million) of debt, previously due in 2005 to 2008. In addition, Celanese arranged for a new $100 million ((euro)79 million) credit facility expiring in 2008. Celanese also reduced a credit facility from (euro)150 million to (euro)130 million, while extending the expiration from 2003 to 2008. In the event of a significant decrease in customer demand for our products, coupled with prolonged unfavorable industry conditions, cash generated from operations could be materially reduced. If necessary, Celanese has unused credit facilities available to fund its cash flow needs (as discussed below under "Short-term and Long-term Borrowings"). In addition, Celanese has in place an asset securitization program which allows participating operating subsidiaries to sell up to U.S. $120 million ((euro)95 million) of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating. As of December 31, 2003, Celanese was in compliance with the required ratios under the program. There were no outstanding sales of receivables under this program as of December 31, 2003.

      As of December 31, 2003, Celanese had 3.1 million stock appreciation rights outstanding. There were 2.1 million stock appreciation rights exercised during 2003. The stock appreciation rights exercised resulted in total payments of (euro)22 million, of which (euro)16 million was paid in 2003.

      Based on Celanese's current financial situation and current industry conditions, we believe the funding available from operations, committed credit facilities and the asset securitization program will be sufficient to satisfy our capital expenditures, investments and working capital requirements for the foreseeable future.

      At December 31, 2003, Celanese had fixed contractual cash obligations as follows:

                                                              Less than     1-3       4-5     After 5
Fixed Contractual Cash Obligations                    Total     1 Year     Years     Years     Years
--------------------------------------------------    ------    ------    ------    ------    ------
                                                                   (in (euro) millions)
                                                      ----------------------------------------------
Total Debt .......................................       504       117        51       129       207
   of which Capital Lease Obligations and Other
      Secured Borrowings .........................        42         6        30         3         3
Operating Leases .................................       164        38        52        35        39
Unconditional Purchase Obligations ...............       804       192       141        86       385
Other Contractual Obligations ....................        36        32         3         1        --
                                                      ------    ------    ------    ------    ------
Fixed Contractual Cash Obligations ...............     1,508       379       247       251       631
                                                      ======    ======    ======    ======    ======

      Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements. In addition, these contracts may include variable price components.

      Other Contractual Obligations primarily includes committed capital spending and fines associated with the U.S. antitrust settlement described in
Note 25 to the Consolidated Financial Statements. However, the (euro)99 million fine from the European Commission related to antitrust matters in the sorbates industry has been excluded from Other Contractual Obligations pending an appeal.

      At December 31, 2003, Celanese has contractual guarantees and commitments as follows:

                                                                Expiration per period
                                                      -----------------------------------------
                                                      Less than     1-3        4-5      After 5
Contractual Guarantees and Commitments       Total     1 Year      Years      Years      Years
----------------------------------------     -----     ------      -----      -----      -----
                                                            (in (euro) millions)
                                             -------------------------------------------------
Financial Guarantees .......................   49          5         11         12         21
Standby Letters of Credit ..................  118        118         --         --         --
                                              ---        ---        ---        ---        ---
Contractual Guarantees and Commitments .....  167        123         11         12         21
                                              ===        ===        ===        ===        ===

      Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2004 to April 30, 2012 is estimated to be approximately (euro)49 million (U.S.$ 62 million). Standby letters of credit of (euro)118 million at December 31, 2003 are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. Celanese believes the likelihood is remote that material payments will be required under these agreements.

      For additional commitments and contingences see Note 25 to the Consolidated Financial Statements.

      At December 31, 2003, Celanese has available sources of liquidity, net of amounts used, as follows:

                                                                Expiration per period
                                                      -----------------------------------------
                                                      Less than     1-3        4-5      After 5
Available Sources of Liquidity            Total        1 Year      Years      Years      Years
------------------------------------      -----        ------      -----      -----      -----
                                                            (in (euro) millions)
                                          ----------------------------------------------------
Unused Lines of Credit .............      1,032(1)         99        621        233         79
Asset Securitization Program .......         95            95         --         --         --
                                          -----         -----      -----      -----      -----
  Available Sources of Liquidity ...      1,127           194        621        233         79
                                          =====         =====      =====      =====      =====

(1)   Total committed lines of credit are (euro)1,219 million, of which
      (euro)187 million were utilized at December 31, 2003 ((euro)0 million for less than 1 year; (euro)20 million for 1-3 years; (euro)119 million for 4-5 years, and (euro)48 million for after 5 years). At December 31, 2003, amounts denominated in U.S. dollars were (euro)629 million (U.S. $795 million) and (euro)490 million (U.S. $620 million) related to total committed lines of credit and unused lines of credit, respectively.

      If the tender offer is successfully completed, the available sources of liquidity listed above may be terminated and replaced with alternative financing arranged by BCP.

      In addition to the items noted in the tables above, Celanese expects to continue to incur costs for the following significant obligations. Although, Celanese cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of Celanese.

                                                    2003         2004
                                                   Actual     Projected
Other Obligations                                 Spending     Spending
----------------------------------------------   ---------    ---------
                                                  (in (euro) millions)
                                                 ----------------------

Environmental Matters ........................        71           85
Pension and Other Benefits ...................       194          195(1)
Special Charges ..............................        38(2)        35
Plumbing Actions and Sorbates Litigation .....        13(4)        17(3)
                                                  ------       ------
  Other Obligations ..........................       316          332
                                                  ======       ======

(1) If the tender offer is successfully completed, BCP has committed to provide for the pre-funding of $463 million ((euro)367 million) of certain Celanese pension obligations.

(2)   Excludes insurance receipts and payments relating to plumbing actions.

(3) Projected payments associated with the sorbates litigation of(euro)5 million for 2004 are included in "Fixed Contractual Cash Obligations" above. Spending in 2004 related to the sorbates litigation cannot be reasonably estimated.

(4)   Receipts associated with the plumbing actions and sorbates litigation were
      (euro)124 million in 2003 and are projected to be (euro)46 million in 2004.

      Environmental Matters

      In 2003, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites, were (euro)71 million. Capital project related environmental expenditures in 2003, included in worldwide expenditures, were (euro)9 million. Environmental reserves for remediation matters were (euro)126 million as of December 31, 2003. (See Notes 15 and 17 to the Consolidated Financial Statements.)

      It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2004, management believes that spending will continue at the current year level.

      Due to its industrial history, Celanese has the obligation to remediate specific areas on its active sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of pre-demerger divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but they may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 26 to the Consolidated Financial Statements.)

      Pension and Other Benefits

      Celanese's funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. In 2003 and 2002, Celanese made pension contributions to the U.S. qualified defined benefit pension plan of (euro)115 million and (euro)101 million, respectively. Also in 2003 and 2002, payments to Celanese's other non-qualified plans totaled (euro)21 million and (euro)20 million, respectively. Celanese expects to make aggregate pension contributions and cash payments at similar levels in 2004. Actual contributions in 2005 and future years may vary based on a number of factors including prevailing interest rates, return on plan assets and successful completion of the tender offer.

      Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to (euro)58 million and
(euro)64 million in 2003 and 2002, respectively. Celanese expects spending to continue at comparable levels in 2004. (See Note 20 to the Consolidated Financial Statements.)

      If the tender offer is successfully completed, BCP has committed to provide for the pre-funding of $463 million ((euro)367 million) of certain Celanese pension obligations.

      Special Charges

      During 2003, Celanese paid (euro)38 million related to special charges. This amount relates to payments associated with employee termination benefits and plant/office closures, primarily recorded in previous years. Celanese projects spending of approximately (euro)35 million in 2004, primarily associated with restructuring initiatives.

      Plumbing Actions and Sorbates Litigation

      Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. During 2003, Celanese had net cash inflows of approximately (euro)111 million in connection with the plumbing actions and sorbates litigation. As of December 31, 2003, Celanese had reserves of (euro)168 million for these matters. In addition, Celanese had receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters of (euro)137 million as of December 31, 2003.

      Although it is impossible at this time to determine with certainty the ultimate outcome of these matters, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but could have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 25 to the Consolidated Financial Statements.)

      Capital Expenditures

      Celanese's capital expenditures were (euro)185 million in 2003. Capital expenditures primarily related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. Capital expenditures remained below depreciation levels as Celanese continued to make selective capital investments to enhance the market positions of its products.

      Capital expenditures were financed principally with cash from operations. Celanese anticipates spending in 2004 to be approximately (euro)244 million. At December 31, 2003, there were approximately (euro)25 million of outstanding commitments related to capital projects, which are included within the fixed contractual cash obligations table above.

      Short-term and Long-term Borrowings

      Celanese's total debt primarily consists of bank loans, notes due affiliates, commercial paper, term notes, capital leases and pollution control and industrial revenue bonds. The loans are principally denominated in U.S. dollars and euro. Total debt decreased to (euro)504 million at December 31, 2003 from (euro)615 million at December 31, 2002. During 2003, Celanese extended the maturity of $150 million ((euro)119 million) of debt, previously due in 2005 to 2008. In addition, Celanese arranged for a new $100 million ((euro)79 million) credit facility expiring in 2008. Celanese also reduced a credit facility from
(euro)150 million to (euro)130 million, while extending the expiration from 2003 to 2008. Celanese used the cash generated from operations to repay bank loans and notes with affiliates. Celanese has a U.S. $700 million ((euro)554 million) commercial paper program at December 31, 2003. As of December 31, 2003, there were no borrowings under the commercial paper program. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating (euro)1,219 million at December 31, 2003; the aggregate unused part thereof amounted to (euro)1,032 million, of which U.S. $320 million ((euro)253 million) was available for use as credit backup for Celanese's commercial paper program. These credit backup facilities for the commercial paper program are 364 day facilities, which are subject to renewal annually. Of these credit backup facilities, U.S. $200 million ((euro)159 million) of these facilities have terms whereby if amounts are drawn down by the initial 364 day period, the drawn amounts can be extended for an additional 364 days.

      Celanese had outstanding letters of credit amounting to (euro)118 million at December 31, 2003 and December 31, 2002.

      Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from Celanese to its affiliates of
(euro)79 million and (euro)96 million at December 31, 2003 and 2002, respectively, are included within short-term borrowings. Celanese expects to continue these arrangements at a comparable level in 2004, depending on the level of liquidity of the non-consolidated affiliates.

      A number of Celanese's bank loan agreements have ratio or credit rating covenants. At December 31, 2003, Celanese was in compliance with these covenants. Based on Celanese's financial situation, we believe that the risk is minimal that Celanese will not be in compliance with the terms and conditions of its loan agreements. Approximately one-third of total debt outstanding at December 31, 2003 is subject to repayment in the case of a specified downgrade in our credit rating. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources, as noted above, to meet its ongoing requirements.

      As a result the tender offer and the Company's contemplated capital structure post-acquisition, Celanese has been placed on credit watch with negative implications by Moody's Investors Service and Standard and Poor's Rating Services. According to the tender offer document of BCP, BCP has arranged a debt financing package of (euro)2,180 million. This is sufficient to finance the acquisition of all Celanese shares, refinance all existing debt of the Company and finance the pre-funding of $463 million ((euro)367 million) of certain Celanese pension obligations. If the tender offer is successful, it is expected that the Company will be downgraded to a below investment grade rating. If the downgrade is below a specified level and due to the change of controls, it would result in the acceleration of the maturity of approximately one-third of total debt outstanding. The terms and conditions of the loan agreement arranged by BCP are expected to be more restrictive and the interest rates of the financing are expected to be higher than the Company's current debt financing.

      Total Shareholders' Equity

      At December 31, 2003, shareholders' equity amounted to (euro)2,048 million, compared to (euro)2,005 million at December 31, 2002. The increase was primarily attributable to current year net earnings of (euro)131 million and
(euro)39 million related the indemnification from Hoechst related to the sorbates antitrust matters partially offset by the impact of foreign currency translation adjustments of (euro)114 million and dividends of (euro)22 million.

      At December 31, 2002, shareholders' equity amounted to (euro)2,005 million, compared to (euro)2,210 million at December 31, 2001. The decrease was primarily attributable to the impact of foreign currency translation adjustments of (euro)173 million and the recognition of an additional minimum liability adjustment for pensions of (euro)220 million due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations. These reductions were partially offset by current year net earnings.

      As of December 31, 2003, Celanese had 3.1 million stock appreciation rights outstanding. There were 2.1 million stock appreciation rights exercised during 2003. The stock appreciation rights exercised resulted in total payments of (euro)22 million, of which (euro)16 million was paid in 2003.

      In its tender offer document, BCP has stated that it intends to prevent, to the extent permitted by law, any dividend on the Celanese shares for the fiscal year ended 2003 from being distributed to Celanese shareholders. If the offer succeeds, it is unknown whether the Company will pay dividends or conduct share buybacks in the future. (For additional information refer to the offer document filed by BCP with the Commission on February 2, 2004.)

      If the tender offer is successfully completed, the right to exercise stock appreciation rights will remain unchanged for a period of six months, regardless of whether the exercise hurdle has been met. Under the terms of the BCP tender offer, stock options will be unaffected. However, the trading volume and liquidity of Celanese shares may be negatively affected due to actions that BCP may take in the future.

Market Risks

      Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities and SFAS No. 148, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. (See Note 25 to the Consolidated Financial Statements.)

      Foreign Exchange Risk Management

      Celanese's reporting currency is the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, Mexican peso, Japanese yen, British pound sterling, and Canadian dollar as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese's centralized hedging strategy states that foreign currency denominated receivables or liabilities recorded by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese's foreign currency forward contracts relating to this centralized strategy did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Accordingly, these contracts are accounted for as fair value hedges. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts.

      Contracts with notional amounts totaling approximately (euro)606 million and (euro)955 million at December 31, 2003 and 2002, respectively, are denominated in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of (euro)7 million and an increase in total liabilities of (euro)1 million. As of December 31, 2003, these contracts hedged a portion (approximately 85% as of December 31, 2003) of Celanese dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately (euro)12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the years ended December 31, 2002 and 2001, Celanese hedged all of its dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately (euro)160 million,
(euro)100 million and (euro)15 million, in 2003, 2002 and 2001, respectively.

      A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro zone currencies, principally the U.S. dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased net sales by approximately 13% in 2003 and increased net sales by approximately 3% in 2002. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased total assets by approximately 13% in 2003. Celanese's exposure to transactional effects is further reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

      Interest Rate Risk Management

      Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt. Celanese's interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. Celanese had open interest rate swaps with a notional amount of (euro)158 million and (euro)286 million at December 31, 2003 and 2002, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of (euro)10 million in 2003 and (euro)13 million in 2002. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of (euro)3 million, (euro)11 million and (euro)5 million, net of related income tax of (euro)3 million, respectively. During 2003, the Company recorded a net gain of (euro)1 million in interest and other income, net, for the ineffective portion of the interest rate swaps. During 2003, Celanese recorded a loss of (euro)6 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. During 2002, Celanese's interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders' equity of
(euro)4 million, (euro)17 million and (euro)8 million, net of related income tax of (euro)4 million, respectively. Celanese recorded a net loss of (euro)3 million and (euro)5 million in interest and other income, net for the ineffective portion of the interest rate swaps, during the years ended December 31, 2002 and December 31, 2001, respectively. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

      Commodity Risk Management

      Celanese's policy allows the purchase of up to 80 percent of its natural gas, butane and methane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2003, Celanese had entered into natural gas forward and cash-settled swap contracts for approximately 50 percent of its natural gas requirements, generally for up to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized losses of (euro)3 million and less than (euro)1 million from natural gas swap as well as butane and methane contracts in 2003 and 2002, respectively. There was no material impact on the balance sheet at December 31, 2003 and December 31, 2002. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are (euro)0 million and (euro)1 million as of December 31, 2003 and 2002, respectively, are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese had open swaps with a notional amount of (euro)4 million as of December 31, 2003.

Critical Accounting Policies and Estimates

      Our Consolidated Financial Statements are based on the selection and application of significant accounting policies. The preparation of these financial statements and application of these policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. However, Celanese is not currently aware of any reasonably likely events or circumstances that would result in materially different results.

      Celanese's senior management has reviewed these critical accounting policies and estimates with the Finance and Audit Committee of the Supervisory Board.

      Celanese believes the following accounting polices and estimates are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 3 to the Consolidated Financial Statements for a more comprehensive discussion of Celanese's significant accounting policies.

      Recoverability of Long-Lived Assets

      Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2003, the carrying amount of property, plant and equipment was (euro)1,354 million. As discussed in Note 3 to the Consolidated Financial Statements, Celanese assesses the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

      Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized.

      During 2003, Celanese performed the annual impairment test of goodwill and determined that there was no impairment.

      A prolonged general economic downturn and, specifically, a continued downturn in the chemical industry as well as other market factors could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

      Restructuring and Special Charges

      Special charges include provisions for restructuring and other expenses and income incurred outside the normal ongoing course of operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to fundamentally redesign our operations as well as costs incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The related reserves reflect certain estimates, including those pertaining to separation costs, settlements of contractual obligations and other closure costs. We reassess the reserve requirements to complete each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. (See Note 27 to the Consolidated Financial Statements.)

      Environmental Liabilities

      Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that it is probable that a liability has been incurred and the amount of loss is reasonably estimated. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its Consolidated Financial Statements if the contingency is material.

      Total environmental liabilities were (euro)126 million at December 31, 2003. Measurement of environmental reserves is based on the evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. An environmental reserve related to cleanup of a contaminated site might include, for example, provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures and post-remediation monitoring costs. These reserves do not take into account any claims or recoveries from insurance. The measurement of environmental liabilities is based on a range of management's periodic estimate of what it will cost to perform each of the elements of the remediation effort. Celanese uses its best estimate within the range to establish its environmental reserves. The Company utilizes third parties to assist in the management and the development of its cost estimates for its sites. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in which they occur. Celanese accrues for legal fees related to litigation matters when the costs associated with defense can be reasonably estimated and are probable to occur. All other fees are expensed as incurred. (See Note 26 to the Consolidated Financial Statements.)

      Asset Retirement Obligations

      As of December 31, 2003, Celanese has reserves for asset retirement obligations of (euro)37 million. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The Company has identified but not recognized asset retirement obligations related to substantially all its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, Celanese currently plans on continuing operations at these facilities indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the event Celanese considers plans to abandon or cease operations at these sites, an asset retirement obligation will be reassessed at that time. If certain operating facilities were to close, the related asset retirement obligations could significantly effect our results of operations and cash flows.

      Celanese is assessing its worldwide acetate production capacity, and it is probable that the Company will close certain facilities in the latter half of this decade. As a result and in accordance with SFAS No. 143, the Acetate Products segment recorded a charge of (euro)7 million, included within 2003 depreciation expense, related to these potential asset retirement obligations.

      Realization of Deferred Tax Assets

      Total net deferred tax assets were (euro)437 million at December 31, 2003. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Celanese has established valuation allowances primarily for U.S. state net operating losses and federal capital loss carryforwards, German trade income tax loss carryforwards and Mexican net operating loss carryforwards. Based on Celanese's historical and projected pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2003. (See Note 14 to the Consolidated Financial Statements.)

      The successful completion of the tender offer may have a material adverse effect on Celanese's ability to realize the benefit associated with its U.S. federal net operating loss carryforward deferred tax asset. Under U.S. tax law, the U.S. federal net operating loss carryforwards may be subject to limitation in the event of an ownership change. Celanese is unable to determine what effect this limitation would have, if any, on the deferred tax assets attributable to these carryforwards.

      Benefit Obligations

      Celanese sponsors pension and other postretirement benefit plans covering substantially all employees who meet eligibility requirements. With respect to its U.S. qualified defined benefit pension plan, minimum funding requirements are determined by the Employee Retirement Income Security Act. For the periods presented, Celanese has not been required to contribute under these minimum funding requirements. However, Celanese chose to contribute (euro)115 million,
(euro)101 million, and (euro)161 million for the years ended December 31, 2003, 2002 and 2001, respectively. Benefits are generally based on years of service and/or compensation. Various assumptions are used in the calculation of the actuarial valuation of Celanese-sponsored plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on plan assets and increases or trends in health care costs. In addition to the above mentioned assumptions, Celanese's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by Celanese may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by Celanese in future periods.

      The amounts recognized in the Consolidated Financial Statements related to pension and postretirement benefits are determined on an actuarial basis. A significant assumption used in determining our pension expense is the expected long-term rate of return on plan assets. In 2003, we assumed an expected long-term rate of return on plan assets of 9.0% for Celanese's U.S. qualified defined benefit pension plan, which represents greater than 90 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. On average, the actual return on plan assets over the long-term (15 to 20 years) has substantially exceeded 9.0%. In 2003, the plans experienced market related returns as compared to losses in 2002.

      For 2003, our expected long-term rate of return assumption for our U.S. plans remained at 9.0%, reflecting the generally expected moderation of long-term rates of return in the financial markets. We estimate a 25 basis point decline in the expected long-term rate of return for our U.S. qualified defined benefit pension plan to increase pension expense by an estimated (euro)4 million in 2004. Another estimate that affects our pension and postretirement benefit expense is the discount rate used in the annual actuarial valuations of pension and postretirement benefit plan obligations. At the end of each year, we determine the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and postretirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income securities. At December 31, 2003, we lowered our discount rate to 6.25% from 6.75% at December 31, 2002 for our U.S. plans. We estimate that a 50 basis point decline in the discount rate for our U.S. pension and postretirement medical plans will increase pension and postretirement benefit expense in 2004 by an estimated (euro)4 million and less than (euro)1 million, respectively, and our liabilities by approximately (euro)100 million and approximately (euro)10 million, respectively.

      Celanese sponsors other postretirement benefit plans. These plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The accrued postretirement benefit cost at December 31, 2003 and 2002, includes (euro)31 million and (euro)41 million, respectively, in accrued expenses and (euro)253 million and (euro)311 million, respectively, in other noncurrent liabilities. The key determinants of the accumulated postretirement benefit obligation ("APBO") are the discount rate and the healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at December 31, 2003, and the 2003 postretirement benefit cost by approximately
(euro)1 million and less than (euro)1 million, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at December 31, 2003 and the 2003 postretirement benefit cost by approximately
(euro)1 million and less than (euro)1 million, respectively. (See Note 20 to the Consolidated Financial Statements.)

      Accounting for Commitments & Contingencies

      Celanese is subject to a number of lawsuits, claims, and investigations, incidental to the normal conduct of its business, relating to and including product liability, patent and intellectual property, commercial, contract, antitrust, and employment matters, which are handled and defended in the ordinary course of business. (See Note 25 to the Consolidated Financial Statements.) Celanese routinely assesses the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable and reasonably estimable losses. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands, settlements which have been received from a regulatory authority or private party, estimates performed by independent companies and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute, as well as prior experience. A determination of the amount of loss contingency required, if any, is assessed in accordance with SFAS No. 5 "Contingencies and Commitments" and recorded if probable and estimable after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter and as additional information becomes available.

      CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, which includes the U.S. business now conducted by Ticona, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2003, Celanese had accruals of (euro)60 million for this matter, of which (euro)11 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the Consolidated Financial Statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2003, Celanese had recorded (euro)50 million in outstanding insurance claim receivables. Collectability could vary depending on the financial status of the insurance carriers. In 2003, Celanese recorded income from special charges of
(euro)94 million and interest income of (euro)18 million, related to settlements from insurers in excess of the recorded receivable amounts. (See Note 25 to the Consolidated Financial Statements).

      Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, a wholly-owned subsidiary of Celanese, is party to various legal proceedings in the United States, Canada and Europe alleging Nutrinova Inc. engaged in unlawful, anticompetitive behavior which affected the sorbates markets while it was a wholly-owned subsidiary of Hoechst. In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, the successor to Hoechst's sorbates business, was assigned the obligation related to these matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represents 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital.

   Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of governmental investigations, as well as civil claims filed and settled, Celanese has remaining accruals of (euro)108 million. This amount is included in current liabilities at December 31,

2003 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from governmental proceedings, as of December 31, 2003 is between (euro)0 and (euro)6 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions. At December 31, 2003, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst of (euro)87 million. (See Note 25 to the Consolidated Financial Statements).

      Captive Insurance Companies

      Celanese consolidates two wholly owned insurance companies (the "Captives"). The Captives are a key component of Celanese's global risk management program as well as a form of self-insurance for property, liability and workers compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks.

      The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

      The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the terms of the policies in force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate their liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. It is possible that actual results could differ significantly from the recorded liabilities.

      The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements however do not relieve the Captives from their obligations to policyholders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed non-collectable.

      Premiums written are recognized based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

Outlook

      At the start of 2004, signs of modest economic growth were evident, although visibility remains low. Despite some positive initial indicators, broad and sustainable improvement in demand in industrial markets and consumer confidence remain to be seen.

      Raw material and energy costs are expected to remain at high levels and to weigh on first half 2004 results. A strong euro exchange rate versus the dollar is also likely to continue. In this environment, we will take actions on prices and costs.

      We expect operating profit for the first half of 2004 to be lower than the comparable period of last year when substantial insurance recoveries were recorded. Absent the effect of such insurance recoveries, operating profit is likely to approximate the level of the same period last year. If the BCP offer is successfully completed, it will likely result in material changes to the financing structure, results of future operations and cash flows.

Risks of Future Development

      Celanese's business activity is subject to general economic and political risks in the countries and regions in which it does business. In addition, changes in the economic conditions in many of its markets (e.g. automotive, electrical/electronic, construction and textile industries), as well as cyclicality in the basic chemicals industry could have an effect on the company's economic performance. In particular, the markets for basic chemicals are characterized by significant economic swings, during which periods of low prices and overcapacity could lead to reduced profit margins and lower operating profits.

      Celanese is subject to risks associated with the increased volatility in raw materials prices and the availability of key raw materials such as natural gas, propylene, ethylene and wood pulp, as well as the company's ability to pass on increased raw materials costs to its customers by increasing the prices of its products, or to offset such increased raw materials costs by reducing costs. In this context the company will intensify the practice it started in 2000 to lock in some prices for some important raw materials by entering into hedging arrangements, which are customary in the industry. This practice could also lead to negative effects, should unforeseen developments occur with respect to raw material prices.

      The safe operation of Celanese's plants is subject to risks associated with the production of chemicals, including the storage and transport of raw materials, products and wastes, and in particular environmental risks. The company carries appropriate property, business interruption and casualty insurance in accordance with customary industry practice. The environmental, health and safety regulations pertaining to Celanese's business are subject to continuous legislative review, which could result in stricter regulations and trigger increased costs for the Company. In addition, Celanese's plants may be negatively affected by infrastructure projects such as the planned expansion of the Frankfurt international airport, which could, depending on the outcome which cannot be predicted at this time, have a negative effect on the current production at and the future development of Celanese's Kelsterbach plant.

      Moreover, in connection with the demerger, certain environmental liabilities, including those resulting from the former business activities of the Hoechst Group at various sites, were allocated among Celanese AG and Hoechst AG, regardless of the responsibility for the cause of such environmental liabilities. In some instances this could lead to Celanese having to compensate third parties, as well as to indemnification payments between Celanese and Hoechst, the amounts of which cannot at present be determined. Celanese has already created reserves for this contingency where needed.

      Depending on their categorization as to their dangerousness resulting from risk assessment by the relevant authorities, the products of the chemicals industry are subject to restrictions regarding production, handling and use. The applicable regulations and the resulting restrictions are under constant review by the relevant authorities. Therefore, a change in the risk assessment of Celanese's products can affect demand for these products. Currently, the European Union evaluates potential health risks associated with a number of chemical products including vinyl acetate monomer. Similarly, the International Agency for Research on Cancer (IARC) may evaluate potential health risks related to formaldehyde. In case such evaluations should result in a reclassification or reclassifications, this could adversely affect the respective business.

      Additionally, fluctuations in market rates of return and interest rates affect the value of Celanese's pension assets and liabilities. An extended period of decline in rates of return and interest rates could cause a material financial impact on Celanese's financial position or cash flows in any given year. (See "Critical Accounting Policies" and Note 3 to the Consolidated Financial Statements)

      Management is not currently aware of any risks that jeopardize the existence or materially influence the development of the Celanese Group.

Forward-Looking Information

      This section covers the current performance and outlook of the company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve the risks and uncertainties that may affect the company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the company's expectations will be realized.

REPORT OF THE BOARD OF MANAGEMENT

      The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of Celanese AG and subsidiaries ("Celanese").

      Celanese has prepared the consolidated financial statements in accordance with United States generally accepted accounting principles and has applied the exemption of article 292a HGB.

      The companies included in the consolidated financial statements are required to maintain orderly accounting records and to establish effective control systems. These control systems, which our corporate auditing function reviews for reliability and effectiveness, are intended to enable the Board of Management to recognize the potential impact of negative factors on Celanese's assets and developments in a timely fashion. This ensures that the underlying accounting records correctly reflect all business developments, thereby creating a reliable basis for the consolidated financial statements.

      The Board of Management runs Celanese in the interests of its stockholders and in awareness of its responsibility towards employees and society. We manage the resources entrusted to us to increase the value of Celanese.

      Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Finance and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter, the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Kronberg im Taunus, February 17, 2004
The Board of Management



Claudio Sonder


Lyndon Cole       Andreas Pohlmann       Perry W. Premdas       David N. Weidman

Auditors' Report

      We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Celanese AG, Kronberg im Taunus, for the business year from January 1 to December 31, 2003. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprufer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

      Our audit, which also extends to the group management report prepared by the Company's board of management for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, February 17, 2004
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft


[German version signed by]


Kuhn                         Euler
Wirtschaftsprufer            Wirtschaftsprufer






In case of publication or transmission of the consolidated financial statements in a version different to the version confirmed by us (including translations into other languages), in so far as our audit opinion is quoted or our review referred to, a new statement is to be obtained from us. Please refer to (section) 328 HGB.

                                             CELANESE AG AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                           for the years ended December 31,
                                                                                2003           2002           2001
                                                                            -----------    -----------    -----------
                                                                                  (in (euro) millions except for
                                                                                      share and per share data)
                                                                            -----------------------------------------
Net sales ...............................................................         4,075          4,064          4,433
Cost of sales ...........................................................        (3,436)        (3,340)        (3,772)
Selling, general and administrative expenses ............................          (451)          (474)          (547)
Research and development expenses .......................................           (79)           (69)           (82)
Special charges .........................................................            (5)             5           (464)
Foreign exchange gain (loss) ............................................            (3)             4              2
Gain on disposition of assets ...........................................             5             12             --
                                                                            -----------    -----------    -----------
     Operating profit (loss) ............................................           106            202           (430)

Equity in net earnings of affiliates ....................................            31             22             13
Interest expense ........................................................           (43)           (59)           (80)
Interest and other income, net ..........................................            88             48             65
                                                                            -----------    -----------    -----------
     Earnings (loss) from continuing operations
         before tax and minority interests ..............................           182            213           (432)

Income tax (provision) benefit ..........................................           (54)           (70)           106
                                                                            -----------    -----------    -----------
     Earnings (loss) from continuing operations
         before minority interests ......................................           128            143           (326)

Minority interests ......................................................            --             --             --
                                                                            -----------    -----------    -----------

     Earnings (loss) from continuing operations .........................           128            143           (326)

Earnings (loss) from operation of discontinued operations
    (including gain on disposal of discontinued operations
     of(euro)6 million,(euro)14 million and(euro)14 million in 2003, 2002
       and 2001, respectively) ..........................................             4            (31)           (85)
     Income tax benefit .................................................            --             56             26
                                                                            -----------    -----------    -----------
     Earnings (loss) from discontinued operations .......................             4             25            (59)

Cumulative effect of changes in accounting principles,
   net of income tax of(euro)1 million and(euro)5 million in 2003 and
      2002, respectively ................................................            (1)            19             --
                                                                            -----------    -----------    -----------
     Net earnings (loss) ................................................           131            187           (385)
                                                                            ===========    ===========    ===========
Earnings (loss) per common share - basic:
     Continuing operations ..............................................          2.59           2.84          (6.48)
     Discontinued operations ............................................          0.08           0.50          (1.17)
     Cumulative effect of changes in accounting principles ..............         (0.02)          0.38             --
                                                                            -----------    -----------    -----------
     Net earnings (loss) ................................................          2.65           3.72          (7.65)
                                                                            ===========    ===========    ===========
Weighted average shares - basic: ........................................    49,445,958     50,329,346     50,331,847

Earnings (loss) per common share - diluted:
     Continuing operations ..............................................          2.59           2.84          (6.48)
     Discontinued operations ............................................          0.08           0.50          (1.17)
     Cumulative effect of changes in accounting principles ..............         (0.02)          0.38             --
                                                                            -----------    -----------    -----------
     Net earnings (loss) ................................................          2.65           3.72          (7.65)
                                                                            ===========    ===========    ===========
Weighted average shares - diluted .......................................    49,457,145     50,329,346     50,331,847
-------------------

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                               as of December 31,
                                                                                2003      2002
                                                                              ------------------
                                                                             (in (euro) millions)
                                                                              ------------------
ASSETS
Current assets:
   Cash and cash equivalents .............................................       117        118
   Receivables, net:
     Trade receivables, net - third party and affiliates .................       571        634
     Other receivables ...................................................       466        443
   Inventories ...........................................................       410        490
   Deferred income taxes .................................................        53         80
   Other assets ..........................................................        41         44
   Assets of discontinued operations .....................................       130        172
                                                                              ------     ------
               Total current assets ......................................     1,788      1,981
                                                                              ------     ------

Investments ..............................................................       444        454
Property, plant and equipment, net .......................................     1,354      1,519
Deferred income taxes ....................................................       478        598
Other assets .............................................................       458        541
Intangible assets, net ...................................................       877      1,034
                                                                              ------     ------
               Total assets ..............................................     5,399      6,127
                                                                              ======     ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current installments of
       long-term debt - third party and affiliates .......................       117        195
   Accounts payable and accrued liabilities:
     Trade payables - third party and affiliates .........................       468        546
     Other current liabilities ...........................................       727        659
   Deferred income taxes .................................................        15         10
   Income taxes payable ..................................................       211        402
   Liabilities of discontinued operations ................................        24         31
                                                                              ------     ------
               Total current liabilities .................................     1,562      1,843
                                                                              ------     ------

Long-term debt ...........................................................       387        420
Deferred income taxes ....................................................        79         52
Benefit obligations ......................................................       922      1,212
Other liabilities ........................................................       387        583
Minority interests .......................................................        14         12

Commitments and contingencies

Shareholders' equity:
   Common stock, no par value, (euro)140 million aggregate registered value; 54,790,369 shares authorized and issued; 49,321,468 and
     50,058,476 shares outstanding in 2003 and 2002, respectively ........       140        140
   Additional paid-in capital ............................................     2,540      2,496
   Retained earnings (deficit) ...........................................       (17)      (126)
   Accumulated other comprehensive loss ..................................      (497)      (401)
                                                                              ------     ------
                                                                               2,166      2,109
   Less: Treasury stock at cost (5,468,901 and 4,731,893 shares in 2003
        and 2002, respectively) ..........................................       118        104
                                                                              ------     ------
        Total  shareholders' equity ......................................     2,048      2,005
                                                                              ------     ------
        Total liabilities and  shareholders' equity ......................     5,399      6,127
-------------------                                                           ======     ======

See the accompanying notes to consolidated financial statements.

                                             CELANESE AG AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 for the years ended December 31, 2003, 2002 and 2001

                                                                                          Accumulated
                                                                Additional   Retained        Other                       Total
                                                       Common     Paid-in    Earnings    Comprehensive    Treasury    Shareholders'
                                                        Stock     Capital    (Deficit)    Income (Loss)     Stock        Equity
                                                       -------    -------    ---------    -------------    -------    -------------
                                                                                  (in (euro) millions)
                                                       ----------------------------------------------------------------------------
Balance at December 31, 2000 .......................       143     2,508          92            223         (123)        2,843

Comprehensive income (loss), net of tax:
   Net loss ........................................        --        --        (385)            --           --          (385)
   Other comprehensive income (loss):
     Unrealized loss on securities(1) ..............        --        --          --             (4)          --            (4)
     Foreign currency translation ..................        --        --          --             35           --            35
     Additional minimum pension liability(2) .......        --        --          --           (255)          --          (255)
     Unrealized loss on derivative contracts(3) ....        --        --          --             (4)          --            (4)
                                                                                           --------                   --------
     Other comprehensive loss ......................        --        --          --           (228)          --          (228)
                                                                                                                      --------
Comprehensive loss .................................        --        --          --             --           --          (613)
Dividends ((euro)0.40 per share) ...................        --        --         (20)            --           --           (20)
                                                       -------    ------     -------       --------      -------      --------
Balance at December 31, 2001 .......................       143     2,508        (313)            (5)        (123)        2,210
                                                       -------    ------     -------       --------      -------      --------
Comprehensive income (loss), net of tax:
   Net earnings ....................................        --        --         187             --           --           187
   Other comprehensive income (loss):
     Unrealized gain on securities(1) ..............        --        --          --              2           --             2
     Foreign currency translation ..................        --        --          --           (173)          --          (173)
     Additional minimum pension liability(2) .......        --        --          --           (220)          --          (220)
     Unrealized loss on derivative contracts(3) ....        --        --          --             (5)          --            (5)
                                                                                           --------                   --------
     Other comprehensive loss ......................        --        --          --           (396)          --          (396)
                                                                                                                      --------
Comprehensive loss .................................        --        --          --             --           --          (209)
Amortization of deferred compensation ..............        --         3          --             --           --             3
Settlement of demerger liability ...................        --         7          --             --           --             7
Purchase of treasury stock .........................        --        --          --             --           (6)           (6)
Retirement of treasury stock .......................        (3)      (22)         --             --           25            --
                                                       -------    ------     -------       --------      -------      --------
Balance at December 31, 2002 .......................       140     2,496        (126)          (401)        (104)        2,005
                                                       -------    ------     -------       --------      -------      --------
Comprehensive income (loss), net of tax:
   Net earnings ....................................        --        --         131             --           --           131
   Other comprehensive income (loss):
     Unrealized gain on securities(1) ..............        --        --          --              3           --             3
     Foreign currency translation ..................        --        --          --           (114)          --          (114)
     Additional minimum pension liability(2) .......        --        --          --             10           --            10
     Unrealized gain on derivative contracts(3) ....        --        --          --              5           --             5
                                                                                           --------                   --------
     Other comprehensive loss ......................        --        --          --            (96)          --           (96)
                                                                                                                      --------
Comprehensive income ...............................        --        --          --             --           --            35
Dividends ((euro)0.44 per share) ...................        --        --         (22)            --           --           (22)
Amortization of deferred compensation ..............        --         5          --             --           --             5
Settlement of demerger liability(4) ................        --        39          --             --           --            39
Purchase of treasury stock .........................        --        --          --             --          (14)          (14)
                                                       -------    ------     -------       --------      -------      --------
Balance at December 31, 2003 .......................       140     2,540         (17)          (497)        (118)        2,048
                                                       =======    ======     =======       ========      =======      ========
-------------------

(1)   Net of tax (benefit) expense of (euro)(1) million, (euro)(1) million and
      (euro)1 million in 2001, 2002 and 2003, respectively.

(2) Net of tax (benefit) expense of (euro)(145) million, (euro)(118) million and (euro)4 million in 2001, 2002 and 2003, respectively.

(3)   Net of tax (benefit) expense of (euro)(2) million, (euro)(2) million, and
      (euro)3 million in 2001, 2002 and 2003, respectively.

(4)   Net of tax expense of(euro)29 million in 2003.

See the accompanying notes to consolidated financial statements.

                       CELANESE AG AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                     for the years ended December 31,

                                                                                              2003     2002     2001
                                                                                              ----     ----     ----
                                                                                               (in (euro) millions)
                                                                                              ----------------------
Operating activities from continuing operations:
   Net earnings (loss) ...................................................................     131      187     (385)
   (Earnings) loss from discontinued operations, net .....................................      (4)     (25)      59
  Cumulative effect of changes in accounting principles ..................................       1      (19)      --
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
        Special charges, net of amounts used .............................................      78      (63)     371
        Depreciation and amortization ....................................................     260      262      364
        Change in equity of affiliates ...................................................     (10)      47        8
        Deferred income taxes ............................................................      67        7     (280)
        Gain on disposition of assets, net ...............................................      (9)     (12)      (7)
         Write-downs of investments ......................................................       4       15       10
         (Gain) loss on foreign currency .................................................     135      128      (30)
        Changes in operating assets and liabilities:
           Trade receivables, net - third party and affiliates ...........................      (5)     (94)     264
           Other receivables .............................................................      20      (20)     176
           Inventories ...................................................................     (10)      (7)      99
           Trade payables - third party and affiliates ...................................     (37)       2      (68)
           Other liabilities .............................................................     (93)      (7)    (224)
        Income taxes payable .............................................................    (170)      (2)     158
        Other, net .......................................................................     (11)     (17)       3
                                                                                              ----     ----     ----
        Net cash provided by operating activities ........................................     347      382      518
Investing activities from continuing operations:
        Capital expenditures on property, plant and  equipment ...........................    (185)    (214)    (213)
        Acquisitions of businesses and purchase of investment ............................     (15)    (125)      (2)
        Proceeds (outflow) on sale of assets .............................................      10      (15)       6
        Proceeds and payments of borrowings from disposal of
           discontinued operations .......................................................       8      201       38
        Proceeds from sale of marketable securities ......................................     179      221      348
        Purchases of marketable securities ...............................................    (233)    (239)    (298)
        Distributions from affiliates ....................................................      --       41        4
        Other, net .......................................................................      (3)     (15)      --
                                                                                              ----     ----     ----
        Net cash used in investing activities ............................................    (239)    (145)    (117)
Financing activities from continuing operations:
        Short-term borrowings, net .......................................................     (17)    (154)    (164)
        Proceeds from long-term debt .....................................................      50       57       --
        Payments of long-term debt .......................................................     (96)     (53)    (192)
        Purchase of treasury stock .......................................................     (14)      (6)      --
        Dividend payments ................................................................     (22)      --      (20)
                                                                                              ----     ----     ----
        Net cash used in financing activities ............................................     (99)    (156)    (376)
Exchange rate effects on cash ............................................................     (10)      (8)       1
                                                                                              ----     ----     ----
        Net increase (decrease) in cash and cash equivalents .............................      (1)      73       26
        Cash and cash equivalents at beginning of year ...................................     118       45       19
                                                                                              ----     ----     ----
        Cash and cash equivalents at end of year .........................................     117      118       45
                                                                                              ----     ----     ----
Net cash provided by (used in) discontinued operations:
        Operating activities .............................................................     (10)      16        2
        Investing activities .............................................................      10      (17)      (4)
        Financing activities .............................................................      --       (2)      --
                                                                                              ----     ----     ----
        Net cash used in discontinued operations .........................................      --       (3)      (2)
-------------------                                                                           ====     ====     ====

See the accompanying notes to consolidated financial statements.

1. Description of the Company

      On October 22, 1999 (the "Effective Date"), Celanese AG ("Celanese" or the "Company"), formerly a subsidiary of Hoechst AG ("Hoechst"), was demerged from Hoechst and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhone-Poulenc S.A. to form Aventis S.A. ("Aventis"). In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders.

      Celanese is a global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. During the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. (See Note 29) The Celanese portfolio consists of four main business segments: Chemical Products, Acetate Products, Technical Polymers Ticona ("Ticona") and Performance Products.

2. Tender Offer

      On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of (euro)32.50 per share, without interest. The offer commenced on February 2, 2004. Shareholders of Celanese AG can accept the offer until March 15, 2004. The offer is subject to a number of conditions, including receipt of antitrust clearances, a minimum acceptance of 85% of the outstanding registered ordinary shares of Celanese AG and the absence of certain material adverse changes with respect to Celanese. Upon successful completion of the transaction, Celanese will owe a contingent fee to its external advisors of up to (euro)15 million. No amounts have been recorded in the consolidated financial statements related to this contingent fee.

3. Summary of Accounting Policies

      o     Consolidation principles

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented and include the accounts of the Company and its majority owned subsidiaries over which Celanese exercises control as well as a special purpose entity which is a variable interest entity where Celanese is deemed the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

      o     Estimates and assumptions

      The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. The more significant estimates pertain to the allowance for doubtful accounts, inventory allowances, impairments of intangible assets and other long-lived assets, restructuring costs and other special charges, income taxes, pension and other postretirement benefits, asset retirement obligations, environmental liabilities, and loss contingencies, among others. Actual results could differ from those estimates.

      o     Revenue recognition

      Celanese recognizes revenue when title and risk of loss have been transferred to the customer, generally at the time of shipment of products, and provided four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine revenue recognition criteria are not met for certain transactions, revenue recognition would be delayed until such time that the transactions become realizable and fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

      o     Cash and cash equivalents

      All highly liquid investments with original maturities of three months or less are considered cash equivalents.

      o     Investments in marketable securities

      Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market values in the balance sheet as other assets. Unrealized gains or losses, net of the related tax effect on available-for-sale securities, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. The cost of securities sold is determined by using the specific identification method.

      A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

      o     Financial instruments

      Celanese addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and foreign currency exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes foreign currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables. Additionally, Celanese utilizes derivative instruments to reduce the exposure of its commodity prices and stock compensation expense.

      Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Gains and losses on instruments not meeting the criteria for cash flow hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense.

      If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

      Foreign exchange contracts relating to foreign currency denominated accounts receivable or accounts payable are accounted for as fair value hedges. Gains and losses on derivative instruments designated and qualifying as fair value hedging instruments as well as the offsetting losses and gains on the hedged items are reported in earnings in the same accounting period. Foreign exchange contracts for anticipated exposures are accounted for as cash flow hedges. The effective portion of unrealized gains and losses associated with the contracts are deferred as a component of accumulated other comprehensive income
(loss) until the underlying hedged transactions affect earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

      Celanese's risk management policy allows the purchase of up to 80 percent of its natural gas, butane and methane requirements, generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2003, Celanese entered into natural gas forward and cash-settled swap contracts for approximately 50 percent of its natural gas requirements, generally for up to 3 to 6 months forward; however, this practice may not be indicative of future actions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings.

      Celanese selectively used call options to offset some of the exposure to variability in expected future cash flows attributable to changes in the Company's stock price related to its stock appreciation rights plans. The options are designated as cash flow hedging instruments. Celanese excludes the time value component from the assessment of hedge effectiveness. The change in the call option's time value is reported each period in interest expense. The intrinsic value of the option contracts is deferred as a component of accumulated other comprehensive income (loss) until the compensation expense associated with the underlying hedged transactions affect earnings.

      Financial instruments which could potentially subject Celanese to concentrations of credit risk are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

      o     Inventories

      Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or FIFO method and at certain locations, primarily in the U.S., the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

      o     Investments and equity in net earnings of affiliates

      Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has "the ability to exercise significant influence over operating and financial policies of an investee. APB Opinion No. 18 generally considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee. Financial Accounting Standards Board ("FASB") Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. Certain investments where Celanese owns greater than a 20 percent ownership and can not exercise significant influence or control are accounted for under the cost method. Such investments aggregate (euro)60 million and (euro)71 million as of December 31, 2003 and 2002, respectively, and are included within long-term other assets.

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, adopted by the Company effective January 1, 2002, the excess of cost over underlying equity in net assets acquired is no longer amortized.

      Celanese assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. See "Impairment of property, plant and equipment" for explanation of the methodology utilized.

      o     Property, plant and equipment

      Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

        Land Improvements..................................   20 years
        Buildings..........................................   30 years
        Buildings and Leasehold Improvements...............   10 years
        Machinery and Equipment............................   10 years

      Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter.

      Repair and maintenance costs, including costs for planned maintenance turnarounds, that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

      Interest costs incurred during the construction period of assets are applied to the average value of constructed assets using the estimated weighted average interest rate incurred on borrowings outstanding during the construction period. The interest capitalized is amortized over the life of the asset.

      Impairment of property, plant and equipment - Celanese assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of property, plant and equipment to be disposed of is determined in a similar manner, except that fair value is reduced by the costs to dispose of the assets.

      o     Intangible assets

      The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business ("goodwill") and other intangible assets with indefinite useful lives, beginning in 2002, are no longer amortized, but instead tested for impairment at least annually. Patents, trademarks and other intangibles with finite lives are amortized on a straight-line basis over their estimated economic lives.

      Impairment of intangible assets - Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives annually (generally, in the first quarter) or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value of goodwill, impairment exists and must be recognized. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques.

      Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the fair value of the respective intangible assets. Any excess of the carrying value of the intangible assets over the fair value of the intangible assets is recognized as an impairment loss. The estimate of fair value is determined similar to that for goodwill outlined above.

      Celanese assesses the recoverability of intangible assets with finite lives in the same manner as for property, plant and equipment. See "Impairment of property, plant and equipment".

      o     Income taxes

      The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted by the balance sheet date.

      o     Environmental liabilities

      Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the event of a loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using the most current status of available facts, existing technology and presently enacted laws and regulations. Environmental liabilities for which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. (See Note 26)

      o     Legal Fees

      Celanese accrues for legal fees related to litigation matters when the costs associated with defending these matters can be reasonably estimated and are probable of occurring. All other legal fees are expensed as incurred.

      o     Minority interests

      Minority interests in the equity and results of operations of the entities consolidated by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2003 are as follows:

                                                            Ownership
                                                           Percentage
                                                           ----------
         InfraServ GmbH & Co. Oberhausen KG.............       84%
         Celanese Polisinteza d.o.o.....................       73%
         Synthesegasanlage Ruhr GmbH....................       50%
         Dacron GmbH....................................        0%

      Celanese has a 60 percent voting interest and the right to appoint a majority of the board of management of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidating this entity in its consolidated financial statements.

      Dacron GmbH is a variable interest entity as defined under FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. Celanese is deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements. (See Note 4)

      o     Accounting for Sorbates Matters

      In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 22, 1999, Celanese, then successor to Hoechst's sorbates business, was assigned the obligation related to the Sorbates matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst in the Consolidated Statement of Operations. Recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital in the Consolidated Balance Sheet. (See Note 25)

      o     Research and development

      The costs of research and development are charged as an expense in the period in which they are incurred.

      o     Functional currencies

      For Celanese's international operations where the functional currency is other than the euro, assets and liabilities are translated using period-end exchange rates, while the statement of operations amounts are translated using the average exchange rates for the respective period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods or from initial recognition during the period are included as a separate component of accumulated other comprehensive income (loss).

      o     Earnings per share

      Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents, if dilutive. For the years ended December 31, 2003 and 2002, Celanese had employee stock options outstanding of 1.2 million and 1.1 million, respectively. The number of employee stock options considered dilutive as of December 31, 2003 was approximately 11,000. There were no stock options considered dilutive for the year ended December 31, 2002.

      o     Stock-based compensation

      Celanese accounts for stock options and similar equity instruments under the fair value method which requires compensation cost to be measured at the grant date based on the value of the award. The fair value of stock options is determined using the Black-Scholes option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility and the expected dividends of the underlying stock, and the risk-free interest rate over the expected life of the option. Compensation expense based on the fair value of stock options is recorded over the vesting period of the options and has been recognized in the accompanying consolidated financial statements. (See Note 22)

      Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock on the Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 22)

      o     Accounting for purchasing agent agreements

      CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main ("CPO"), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO arranges sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these third party sales are classified as a reduction to selling, general and administrative expense. Commissions amounted to (euro)7million,
(euro)5 million and (euro)15 million in 2003, 2002 and 2001, respectively. The raw material sales volume commissioned by CPO for third parties amounted to
(euro)496 million, (euro)465 million and (euro)534 million in 2003, 2002 and 2001, respectively.

Exemptions -

      Celanese AG, Kronberg im Taunus, prepares consolidated financial statements according to article 290 HGB, that will be filed with the Commercial Register of the Koenigstein im Taunus district court and will be published pursuant to the German legal regulations in the Federal Gazette
(Bundesanzeiger).

      CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main, (CPO) is included in the consolidated financial statements of Celanese AG. Accordingly, the exemption of article 264b HGB has been applied to CPO.

      Ticona GmbH, Kelsterbach, is included in the consolidated financial statements of Celanese AG. Accordingly, the exemption of article 264 III HGB has been applied to Ticona GmbH.

      o     Reclassifications

      Certain reclassifications have been made to prior year balances in order to conform to current year presentation.

4. Accounting Changes

      Accounting Changes Adopted in 2003

      Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at its discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of (euro)1 million was recorded as the cumulative effect of an accounting change. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is immaterial. (See Note 17). The effect of the adoption of SFAS 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

      In January 2003, and subsequently revised in December 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively "FIN No. 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entity to finance its activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. As of December 31, 2003, Celanese has not identified any VIEs other than the VIE disclosed below.

      Celanese has a lease agreement for its cyclo-olefin copolymer ("COC") plant with Dacron GmbH, a special purpose entity. This special purpose entity was created primarily for the purpose of constructing and subsequently leasing the COC plant to Celanese. This arrangement qualifies as a VIE. Based upon the terms of the lease agreement and the residual value guarantee Celanese provided to the lessors, Celanese is deemed the primary beneficiary of the VIE. At December 31, 2003, Celanese recorded (euro)35 million of additional assets and liabilities from the consolidation of this special purpose entity. The consolidation of this entity is not expected to have a material impact on Celanese's future results of operations and cash flows.

      In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into after June 30, 2003.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on Celanese's consolidated financial position, results of operations or cash flows.

      In May 2003, the EITF reached a consensus on Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. EITF Issue No. 01-8 provides guidance on identifying leases contained in contracts or other arrangements that sell or purchase products or services. This consensus is effective prospectively for contracts entered into or significantly modified after May 28, 2003.

      In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") 104, Revenue Recognition. The SAB updates portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make the guidance consistent with current authoritative accounting literature. The principal revisions relate to the incorporation of certain sections of the staff's frequently asked questions document on revenue recognition into Topic 13. The adoption of SAB 104 did not have an effect on Celanese's consolidated financial position, results of operations or cash flows.

      In December 2003, the FASB issued SFAS No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement generally is effective for fiscal years ending after December 15, 2003. Celanese's disclosures in Note 20 incorporate the requirements of SFAS No. 132 (revised).

      Accounting Changes Adopted in 2002

      In 2002, Celanese recorded income of(euro)19 million for the cumulative effect of two accounting changes. This amount consisted of income of(euro)10 million ((euro)0.20 per share) from the implementation of SFAS No. 142, as disclosed below, and income of(euro)9 million ((euro)0.18 per share), net of income taxes of(euro)5 million, as a result of the change in the measurement date of Celanese's U.S. benefit plans. (See Note 20)

      Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test within six months of adoption of SFAS No. 142 and at least annually thereafter.

      As of January 1, 2002, Celanese had goodwill with a net carrying value of
(euro)1,162 million that was subject to the transition provision of SFAS No.
142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment.

      Additionally, SFAS No. 142 requires that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of(euro)10 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002. (See Note 13)

      Celanese adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002, and accordingly applied the statement prospectively. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement establishes a single accounting model to test impairment, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. Additionally, SFAS No. 144 extends the applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The adoption of SFAS No. 144 did not have a material effect on Celanese's consolidated financial statements.

      Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the criteria for recognition of a liability for a cost associated with an exit or disposal activity.

      SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under EITF Issue No. 94-3, a liability was recognized when the Company committed to an exit plan. Additionally, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in cash flow estimates.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 25. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption.

      FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of a liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. As noted above, Celanese has adopted the disclosure requirements of FIN No. 45 and applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

      Accounting Changes Adopted in 2001

      Celanese adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, and accordingly applied the standards of the statements prospectively. These statements standardized the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statements of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

      Upon adoption, Celanese recorded a net transition adjustment gain of
(euro)8 million, net of related income tax of (euro)4 million, in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of these statements resulted in Celanese recognizing (euro)14 million of derivative instrument assets and (euro)2 million of derivative liabilities. The effect of the ineffective portion of the derivatives on the consolidated statement of operations was not material.

      Celanese adopted SFAS No. 141, Business Combinations, on June 30, 2001, and accordingly applied the standards of the statement prospectively. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. The adoption of SFAS No. 141 did not have a material effect on Celanese's consolidated financial statements.

5. Supplemental Cash Flow Information

                                                                                 For the Years Ended
                                                                                     December 31,
                                                                                 --------------------
                                                                                  2003   2002   2001
                                                                                  ----   ----   ----
                                                                                 (in (euro) millions)
                                                                                 --------------------
Cash paid during the year for:
        Taxes, net of refunds ................................................    148     30    (49)
        Interest, net of amounts capitalized .................................     35     48     72
Noncash investing and financing activities:
        Fair value adjustment to securities available-for-sale, net of tax ...      3      2     (4)
        Settlement of demerger liability (See Note 21) .......................     39      7     --

6. Transactions and Relationships with Affiliates

      Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered Affiliate transactions. The following tables represent Celanese's transactions with Affiliates, as defined above, for the periods presented.

                                                                              For the Years Ended
                                                                                  December 31,
                                                                            ------------------------
                                                                            2003      2002      2001
                                                                            ----      ----      ----
                                                                              (in (euro) millions)
                                                                            ------------------------
Statements of Operations
     Purchases from Affiliates(1) .....................................       40        78        76
     Sales to Affiliates(1) ...........................................       92        75        41
     Interest income from Affiliates ..................................       --         1         3
     Interest expense to Affiliates ...................................        5         7        13


                                                                          As of December 31,
                                                                          ------------------
                                                                            2003      2002
                                                                            ----      ----
                                                                         (in (euro) millions)
Balance Sheets                                                            ------------------
     Trade and other receivables from Affiliates .....................        40        11
     Current notes receivable (including interest) from Affiliates ...         6         9
                                                                            ----      ----
                 Total receivables from Affiliates ...................        46        20
                                                                            ====      ====

     Accounts payable and other liabilities due Affiliates ...........        28        25
     Short-term borrowings from Affiliates(2) ........................        79        96
                                                                            ----      ----
                 Total due Affiliates ................................       107       121
                                                                            ====      ====

(1)   Purchases/Sales from/to Affiliates

      Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods or services.

(2)   Short-term borrowings from Affiliates (See Note 16)

      The 2003 and 2002 balances reflect Celanese's short-term borrowings from Affiliates, the terms of which are based on current market conditions.

7. Acquisitions, Divestitures and Joint Ventures

      Acquisitions:

      o On December 31, 2002, Celanese acquired Clariant AG's European emulsions and worldwide emulsion powders businesses, valued at(euro)147 million, including the assumption of related liabilities. Net of purchase price adjustments of(euro)2 million and the assumption of liabilities of(euro)20 million, Celanese paid(euro)125 million cash for the net assets of the business in 2002. In 2003, the purchase price adjustment related to the acquisition was finalized, which resulted in Celanese making an additional payment of(euro)7 million. The addition of this business to the Chemical Products segment will enable Celanese to offer a comprehensive range of value-added emulsions and emulsion powders that serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications. The emulsions and emulsion powders business has four production facilities servicing the product requirements of customers across Europe. There are also 11 sales offices and seven research and technology centers, located to provide rapid response to customers. Two of the production facilities are located in Germany and Spain, in close proximity to Celanese plants that supply chemical ingredients for emulsions. Celanese recorded(euro)33 million of initial goodwill in 2002 which was subsequently reduced by(euro)21 million to(euro)12 million upon completion of the purchase price allocation in 2003.

      In addition, the fair value of the intangible assets acquired was(euro)34 million, consisting primarily of patents and trademarks. (See Note 13).

      Joint Ventures:

            On October 1, 2003, Celanese and Degussa AG ("Degussa") completed the combination of their European oxo businesses. The new joint venture, which is named European Oxo GmbH, consists of both companies' propylene-based oxo chemical activities. Celanese contributed to European Oxo GmbH net assets with a carrying value of (euro)10 million for a 50% interest in the joint venture. Celanese retained substantially all the accounts receivable, accounts payable and accrued liabilities of its contributed business existing on September 30, 2003. In addition, Celanese and Degussa each have committed to fund the joint venture equally. Under a multi-year agreement, Degussa has the option to sell its share in European Oxo GmbH to Celanese at fair value beginning in January 2008. Celanese has the option to purchase Degussa's share in the business at fair value beginning in January 2009. Celanese's European oxo business was part of Celanese's former Chemical Intermediates segment. Celanese reports its investment in the Chemicals Products segment using the equity method of accounting.

      Divestitures:

      2003

      o In September 2003, Celanese and The Dow Chemical Company ("Dow") reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The preliminary sale price, subject to purchase price adjustments, for the business was U.S. $154 million ((euro)124 million), which consisted of cash proceeds of $109 million ((euro)88 million) and a note receivable from Dow of U.S. $45 million that is due in March 2004. Simultaneously with the sale, Celanese repaid an unrelated obligation of U.S. $95 million ((euro)76 million) to Dow. The acrylates business was part of Celanese's former Chemical Intermediates segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144. Any gain or loss on this transaction is not expected to be material.

      o In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of (euro)8 million and recorded a gain of (euro)2 million. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

      In 2003, Celanese recorded (euro)2 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In addition, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of (euro)4 million.

      2002

      o Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG ("Deponie") to Trienekens AG. Celanese recorded a net cash outflow of (euro)23 million on the sale of this business, which included cash of (euro)40 million offset by proceeds received of (euro)17 million, and a gain of (euro)10 million on disposition of Deponie included in gain on disposition of assets.

      o In December 2002, Celanese completed the sale of Trespaphan, its global oriented polypropylene ("OPP") film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of(euro)209 million. Net of the purchase price adjustments of(euro)19 million and the repayment of(euro)78 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of(euro)112 million. Trespaphan was formerly part of Celanese's Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

      o During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

      In 2002, Celanese received net proceeds of (euro)100 million and recorded
(euro)15 million in earnings (loss) from operation of discontinued operations (including a gain on disposal of discontinued operations of (euro)14 million) and a gain of (euro)10 million in gain on disposition of assets relating to these divestitures. Additionally, Celanese recognized a tax benefit of (euro)40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Additionally, Celanese recognized tax benefits of (euro)10 million in 2001 related to these divestitures and recorded these in income tax benefit (expense) of discontinued operations.

      2001

      o In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. (See Note 11)

      o In January 2001, Celanese sold its CelActiv(TM) and Hoecat(R) catalyst business to Synetix.

      o In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG. This divestiture was classified as a discontinued operation.

      o In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and InfraServ GmbH & Co. Hoechst KG.

      o In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, to Avecia, its joint venture partner in Covion Organic Semiconductors GmbH.

      Celanese received gross proceeds of (euro)13 million in 2001 and recorded a gain of (euro)6 million in interest and other income, net, a gain of (euro)2 million in gain on disposal of discontinued operations and a gain of (euro)1 million in gain on disposition of assets related to the sale of these businesses and assets. Celanese recorded an additional pre-tax gain in 2001 of (euro)12 million in gain on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of (euro)5 million for discontinued operations.

8. Securities Available for Sale

      At December 31, 2003 and 2002, Celanese had (euro)161 million and
(euro)135 million, respectively, of marketable securities available for sale, which were included as a component of long-term other assets. Celanese's captive insurance companies hold these securities. There was a net realized gain of
(euro)3 million and (euro)5 million in 2003 and 2001, respectively and a net realized loss of (euro)7 million in 2002. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at December 31, 2003 and 2002, were as follows:

                                               Amortized    Unrealized    Unrealized      Fair
                                                 Cost          Gain          Loss         Value
                                                 ----          ----          ----         -----
                                                              (in (euro) millions)
                                                 ----------------------------------------------
At December 31, 2003
Debt Securities
    U.S. Government .........................      21            --            --            21
    U.S. municipal ..........................       1            --            --             1
    U.S. corporate ..........................      79             1            --            80
                                                 ----          ----          ----          ----
               Total debt securities ........     101             1            --           102
Bank certificates of deposit ................      28            --            --            28
Equity securities ...........................       5             2            --             7
Mortgage-backed securities ..................      24            --            --            24
                                                 ----          ----          ----          ----
                                                  158             3            --           161
                                                 ====          ====          ====          ====
At December 31, 2002
Debt Securities
    U.S. Government .........................      31             1            --            32
    U.S. municipal ..........................      --            --            --            --
    U.S. corporate ..........................      64             2            --            66
                                                 ----          ----          ----          ----
               Total debt securities ........      95             3            --            98
Bank certificates of deposit ................      15            --            --            15
Equity securities ...........................       6            --            --             6
Mortgage-backed securities ..................      16            --            --            16
                                                 ----          ----          ----          ----
                                                  132             3            --           135
                                                 ====          ====          ====          ====

      Fixed maturities at December 31, 2003 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                           Amortized     Fair
                                                              Cost       Value
                                                            --------     -----
                                                           (in (euro) millions)
                                                            ------------------
Within one year ...........................................     29        28
From one to five years ....................................     74        75
From six to ten years .....................................     42        42
Greater than ten years ....................................      8         9
                                                               ---       ---
                                                               153       154
                                                               ===       ===

9. Receivables, net

                                                        As of December 31,
                                                      ---------------------
                                                       2003           2002
                                                      ------         ------
                                                       (in (euro) millions)
                                                      ---------------------
Trade receivables - third party and affiliates ...       589            655
Reinsurance receivables ..........................       162            213
Other ............................................       304            230
                                                      ------         ------
     Subtotal ....................................     1,055          1,098
Allowance for doubtful accounts ..................       (18)           (21)
                                                      ------         ------
     Net receivables .............................     1,037          1,077
                                                      ======         ======

      As of December 31, 2003 and 2002, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

      In 2001, Celanese entered into an agreement that allows Celanese to sell certain U.S. trade receivables under a planned continuous sale program to a third party. This program is renewable annually until December 2004. The program is accounted for under the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The agreement permits Celanese's U.S. operating subsidiaries to sell certain U.S. trade receivable to CNA Funding LLC, a wholly owned subsidiary of Celanese that was formed for the sole purpose of entering into the program. CNA Funding LLC in turn sells an undivided ownership interest in these trade receivables to the purchaser. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased. Celanese continues to service, administer, and collect the trade receivables on behalf of the financial institution and receives a fee for performance of these services. During both 2003 and 2002, the provisions of the program allowed for the sale of up to U.S. $120 million ((euro)95 million and (euro)114 million, respectively) of receivables. There were no outstanding sales of receivables under this program as of December 31, 2003 and 2002. Fees paid by Celanese under this agreement are based on certain variable market rate indices and were less than
(euro)1 million and (euro)1 million in 2003 and 2002, respectively. There were no fees paid in 2001.

10. Inventories

                                                        As of December 31,
                                                      ---------------------
                                                       2003           2002
                                                      ------         ------
                                                       (in (euro) millions)
                                                      ---------------------
Finished goods ...................................       282            354
Work-in-process ..................................        13             17
Raw materials and supplies .......................       107            110
                                                      ------         ------
     Subtotal ....................................       402            481
LIFO adjustment ..................................         8              9
                                                      ------         ------
                  Total inventories ..............       410            490
                                                      ======         ======

      At December 31, 2003 and 2002, (euro)132 million and (euro)219 million, respectively, of total inventories, which consisted primarily of finished goods in the U.S., were valued by the LIFO method. During 2003, 2002 and 2001, inventory usage resulted in the liquidation of LIFO inventory quantities, which had the effect of reducing cost of sales by (euro)5 million, (euro)9 million and
(euro)43 million, respectively.

      As of December 31, 2003 and 2002, the LIFO adjustments for the U.S. subsidiaries was net of a U.S. $28 million ((euro)22 million) fair value adjustment in inventory from the 1987 acquisition by Hoechst of the former Celanese Corporation.

11. Investments

      Celanese accounts for the following Affiliates under the equity method:

                                                                                                 Celanese's     Celanese's
                                                                                                  Carrying       Share of
                                                                                                    Value      Earnings (Loss)
                                                                                                 -----------   ---------------
                                                                                                            2003
                                                                                     Percent     -----------------------------
Affiliate                                                      Segment              Ownership     (in (euro) millions)
------------                                           ------------------------   ------------   -----------------------------
Estech GmbH & Co. KG ..............................       Chemical Products             51.0%           3            (1)
Clear Lake Methanol Co., LLC ......................       Chemical Products             50.0%          --            --
European Oxo GmbH .................................       Chemical Products             50.0%           8            (2)
Fortron Industries ................................            Ticona                   50.0%          17             4
Korea Engineering Plastics Co., Ltd. ..............            Ticona                   50.0%          88             7
Polyplastics Co., Ltd .............................            Ticona                   45.0%         193            13
InfraServ GmbH & Co. Gendorf KG ...................             Other                   39.0%          17             1
InfraServ GmbH & Co. Hoechst KG ...................             Other                   31.2%         101             8
InfraServ GmbH & Co. Knapsack KG ..................             Other                   27.0%          14             1
Sherbrooke Capital Health and Wellness, L.P. ......     Performance Products            10.0%           3            --
                                                                                                     ----          ----
            Total                                                                                     444            31
                                                                                                     ====          ====

                                                                                                     2003          2002
                                                                                                    ------        ------
                                                                                                    (in (euro) millions)
                                                                                                    --------------------
Affiliates totals:
     Net sales ..................................................................................    1,815        1,857
     Net earnings ...............................................................................       75           54
Celanese's share:
     Net earnings ...............................................................................       31           22
     Dividends ..................................................................................       21           69
     Distributions ..............................................................................       --           41

Total assets ....................................................................................    1,836        1,800
Total liabilities ...............................................................................      908          872
Interests of others .............................................................................      570          566
                                                                                                     -----        -----
     Celanese's share of equity .................................................................      358          362
Excess of cost over underlying equity in net assets acquired ....................................       86           92
                                                                                                     -----        -----
     Celanese's carrying value of investments ...................................................      444          454
                                                                                                     =====        =====

                                                                                                         Net Book
                                                                                                           Value
                                                                                                    (in (euro) millions)
                                                                                                    --------------------
December 31, 2002 ..................................................................................         454
     Contributions .................................................................................          14
     Sale of investment ............................................................................          (1)
     Exchange rate changes .........................................................................         (33)
     Celanese's share of equity method investee earnings, net of dividends received ................          10
                                                                                                            ----
December 31, 2003 ..................................................................................         444
                                                                                                            ====

      Estech GmbH & Co. KG is a venture created in 2002 for the production and marketing of neopolyol esters. Celanese accounts for its ownership interest in Estech GmbH & Co. KG under the equity method of accounting because the minority shareholder has substantive participating rights that allow it to participate in significant decisions made in the ordinary course of business.

      In October 2003, Celanese and Degussa completed the formation of European Oxo Chemicals GmbH, a joint venture created to own and operate the European propylene-based oxo businesses of Celanese and Degussa. (See Note 7)

      In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. (See Note 7)

      During the third quarter of 2001, overcapacity in the methanol industry resulted in Celanese and its venture partners idling their methanol unit, operated by the Clear Lake Methanol Joint Venture ("CLMV") indicating that an other than temporary decline in the value of Celanese's investment in CLMV had occurred. As a result, Celanese wrote down its remaining investment in CLMV of
(euro)6 million.

      Celanese accounts for its ownership interest in Sherbrooke Capital Health and Wellness, L.P. under the equity method of accounting because Celanese is able to exercise significant influence.

12. Property, Plant and Equipment

                                                            Building,
                                                            Building
                                              Land        Improvements
                                            and Land      and Leasehold   Machinery and   Construction    Capitalized
                                          Improvements     Improvements     Equipment     in Progress       Interest         Total
                                          ------------    -------------     ---------     -----------       --------        -------
                                                                           (in (euro) millions)
                                          -----------------------------------------------------------------------------------------
Net book value at December 31, 2002 ...          86             195           1,025             166              47           1,519
                                             ======          ======          ======          ======          ======          ======
Acquisition or construction cost
    December 31, 2002 .................         158             533           4,520             166             150           5,527
        Additions .....................          20               6             121             144               3             294
        Disposals .....................          (1)            (12)           (244)             --              (9)           (266)
        Transfers .....................          --               9             133            (142)             --              --
        Acquisitions ..................          --              --              --              --              --              --
        Exchange rate changes .........         (26)            (62)           (504)            (15)            (23)           (630)
                                             ------          ------          ------          ------          ------          ------
    December 31, 2003 .................         151             474           4,026             153             121           4,925
                                             ------          ------          ------          ------          ------          ------
Accumulated Depreciation
     December 31, 2002 ................         (72)           (338)         (3,495)             --            (103)         (4,008)
        Additions .....................         (16)            (12)           (227)             --             (12)           (267)
        Disposals .....................          --              10             239              --               9             258
        Exchange rate changes .........          15              35             379              --              17             446
                                             ------          ------          ------          ------          ------          ------
    December 31, 2003 .................         (73)           (305)         (3,104)             --             (89)         (3,571)
                                             ------          ------          ------          ------          ------          ------
Net book value at December 31, 2003 ...          78             169             922             153              32           1,354
                                             ======          ======          ======          ======          ======          ======


      Total capital expenditures in property, plant and equipment were (euro)185 million, (euro)214 million and (euro)213 million in 2003, 2002 and 2001, respectively. Depreciation totaled (euro)245 million, (euro)259 million and
(euro)281 million in 2003, 2002, and 2001 respectively. Writedowns due to asset impairments amounting to (euro)1 million, (euro)6 million and (euro)85 million were recorded to special charges in 2003, 2002 and 2001, respectively. The asset impairment writedowns are included in additions to accumulated depreciation.

      Assets under capital leases, net of accumulated amortization, amounted to
(euro)11 million and (euro)8 million in 2003 and 2002, respectively.

      Interest costs capitalized were (euro)3 million, (euro)6 million and
(euro)4 million in 2003, 2002 and 2001, respectively.

      In 2003, the purchase price allocation associated with the December 2002 acquisition of the Emulsions business was finalized. As a result, property, plant and equipment was increased by (euro)31 million. This increase was recorded as follows: (euro)27 million in machinery and equipment, less than
(euro)4 million in buildings, and less than (euro)1 million in land. The effect of the Emulsions purchase price allocation is included under "additions" in the table above.

      At December 31, 2003, the consolidation of a variable interest entity, Dacron GmbH, resulted in the recording of (euro)45 million in net property, plant and equipment. This was recorded as follows: (euro)61 million in machinery and equipment cost and (euro)16 million in machinery and equipment accumulated depreciation. The effect of the Dacron GmbH consolidation is included under "additions" in the table above.

      In October 1, 2003, Celanese and Degussa began their European Oxo GmbH joint venture. (See Note 7) Celanese contributed property, plant, and equipment of (euro)6 million to European Oxo GmbH. This contribution was recorded as follows: (euro)1 million in buildings, (euro)126 million in machinery and equipment cost and (euro)122 million in machinery and equipment accumulated depreciation, (euro)1 million in construction in process and (euro)2 million in capitalized interest. The effect of this contribution is included under "disposals" in the table above.

      As of January 1, 2003, Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations. Celanese recognized transition amounts for existing asset retirement obligations and corresponding capitalized costs and accumulated depreciation. Upon adoption, Celanese recorded (euro)8 million in land and land improvements cost, and (euro)5 million in land and land improvements accumulated depreciation, which is included under "additions" in the table above. In addition, in the fourth quarter of 2003, the Company assigned a probability that certain facilities in the Acetate products segment will close in the latter half of this decade. As a result, the Company recorded (euro)8 million in land and land improvements cost and (euro)1 million to machinery and equipment cost as well as (euro)8 million in land and land improvement accumulated depreciation and (euro)1 million in machinery and equipment accumulated depreciation.

13. Intangible Assets

Goodwill

                                                           Chemical       Acetate
                                                           Products       Products        Ticona         Total
                                                           --------       --------        ------         -----
                                                                          (in (euro) millions)
                                                           ----------------------------------------------------

Carrying value of goodwill as of December 31, 2001 .....       600            174            388          1,162

     Acquired during the year ..........................        33             --             --             33
     Exchange rate changes .............................       (94)           (28)           (61)          (183)
                                                            ------         ------         ------         ------

Carrying value of goodwill as of December 31, 2002 .....       539            146            327          1,012
                                                            ------         ------         ------         ------

     Finalization of Purchase Accounting Adjustments ...       (21)                                         (21)
     Exchange rate changes .............................       (67)           (19)           (56)          (142)
                                                            ------         ------         ------         ------

Carrying value of goodwill as of December 31, 2003 .....       451            127            271            849
                                                            ======         ======         ======         ======

      Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement provides that goodwill and other intangible assets with an indefinite life no longer be amortized rather they will be tested at least annually for impairment. Additionally, the adoption of SFAS No. 142 required that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of (euro)10 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002.

      The following table presents the impact of adopting SFAS No. 142 on net earnings (loss) and net earnings (loss) per share:

                                                            For the Years Ended
                                                               December 31,
                                                          ----------------------
                                                            2002         2001
                                                          --------     --------
                                                           (in (euro) millions,
                                                          except per share data)
                                                          ----------------------
Reported net earnings (loss) ........................         187         (385)
Adjustment for goodwill amortization ................          --           90
Adjustment for negative goodwill ....................         (10)          (3)
                                                           ------       ------
Adjusted net earnings (loss) ........................         177         (298)
                                                           ======       ======

Earnings (loss) per common share - basic and diluted:
  Reported net earnings (loss) ......................        3.72        (7.65)
  Goodwill amortization .............................          --         1.79
  Negative goodwill .................................       (0.20)       (0.06)
                                                           ------       ------
  Adjusted net earnings (loss) ......................        3.52        (5.92)
                                                           ======       ======

      In 2001, special charges of (euro)243 million were recorded for the impairment of goodwill in Celanese's former Chemical Intermediates segment due to the deterioration in the outlook of the acrylates and oxo business lines. Celanese's management determined that the future undiscounted cash flows associated with portions of the assets of the underlying businesses were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows.

Other Intangible Assets

      Celanese's other intangible assets, primarily relate to patents and trademarks acquired in the emulsions acquisition. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2003 were
(euro)53 million and (euro)25 million, respectively. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2002 were
(euro)38 million and (euro)16 million, respectively. Aggregate amortization expense charged against earnings for intangible assets with finite lives during the years ended December 31, 2003, 2002 and 2001 totaled (euro)10 million,
(euro)3 million and (euro)3 million, respectively. Estimated amortization expense for the succeeding five fiscal years is approximately (euro)4 million each in 2004, 2005 and 2006, (euro)3 million in 2007 and (euro)1 million in 2008. Intangible assets subject to amortization have a weighted average life of five years.

      In 2003, it was determined that of the other intangible assets that were acquired in the emulsions acquisition, (euro)7 million represents a trademark, which has an indefinite life and is not subject to amortization. Accordingly, no amortization expense was recorded for this trademark in 2003.

14. Income Taxes

      Celanese is headquartered in Germany. Under German tax law, German corporations are subject to both a corporate income tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate income tax purposes. The German corporate income tax rate in 2003 was 26.5 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany is 41 percent. In 2002 and 2001, the corporate tax rate was 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany was 40 percent for those years.

      Effective January 1, 2004, the German corporate income tax rate is decreased to 25 percent for the year 2004 and beyond. The solidarity surcharge on the corporate income tax will remain 5.5 percent. Combined with the solidarity surcharge on the German income tax rate plus the blended trade income tax rate, the statutory tax rate in Germany will be 40 percent for 2004.

      Deferred taxes are being provided at a 40 percent rate for the German companies as of December 31, 2003. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                                                                                                            For the Years Ended
                                                                                                                December 31,
                                                                                                         --------------------------
                                                                                                         2003       2002       2001
                                                                                                         ----       ----       ----
                                                                                                            (in (euro) millions)
                                                                                                         --------------------------
Earnings (loss) from continuing operations before income tax and minority interests:
        Germany ...................................................................................       (25)       146        156
        U.S .......................................................................................        60       (136)      (693)
        Other .....................................................................................       147        203        105
                                                                                                         ----       ----       ----
                    Total .........................................................................       182        213       (432)
                                                                                                         ====       ====       ====
Provision (benefit) for income taxes:
        Current:
            Germany ...............................................................................        25         39         48
            U.S ...................................................................................       (67)       (31)        94
            Other .................................................................................        38         44         23
                                                                                                         ----       ----       ----
                    Total current .................................................................        (4)        52        165
                                                                                                         ----       ----       ----
        Deferred:
            Germany ...............................................................................        (7)        25        (46)
            U.S ...................................................................................        68         (9)      (207)
            Other .................................................................................        (3)         2        (18)
                                                                                                         ----       ----       ----
                    Total deferred ................................................................        58         18       (271)
                                                                                                         ----       ----       ----
                    Income tax provision (benefit) ................................................        54         70       (106)
                                                                                                         ====       ====       ====
Effective income tax rate reconciliation:

        A reconciliation of income tax provision (benefit) for the years ended December 31,
        2003, 2002 and 2001 determined by using the applicable German statutory rate of 41%
        for 2003, 40% for 2002 and 40% for 2001 follows:

        Income tax provision (benefit) computed at statutory tax rates ............................        75         85       (173)
            Increase (decrease) in taxes resulting from:
                 Change in valuation allowance ....................................................        (6)       (28)       (65)
                 Equity Income and  Dividends .....................................................         4         15         (3)
                 Non-deductible amortization and impairment .......................................        --         --        120
                 U.S. foreign tax credit/Subpart F income .........................................         3          2         13
                 U.S. tax rate differentials ......................................................        (3)         7         36
                 Other foreign tax rate differentials .............................................       (31)       (33)       (44)
                 Valuation adjustments in subsidiaries ............................................         7         16         --
                 Change in statutory German trade tax rate ........................................        (3)        --         --
                 Adjustment for prior years taxes .................................................         6         --         --
                 Other ............................................................................         2          6         10
                                                                                                         ----       ----       ----
             Income tax provision (benefit) .......................................................        54         70       (106)
                                                                                                         ====       ====       ====

      Celanese recognized income tax expense of (euro)54 and (euro)70 million in 2003 and 2002, respectively. In 2001, Celanese recognized an income tax benefit of (euro)106 million.

      The effective tax rate for Celanese in 2003 was 30 percent compared to 33 percent in 2002 and 25 percent in 2001. In comparison to the German statutory tax rate, the 2003 effective rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from

Polyplastics Co. Ltd. which are excluded from U.S. taxable income, and utilization of a U.S. capital loss carryforward that had been subject to a valuation allowance. The effective tax rate was unfavorably affected in 2003 by dividend distributions from subsidiaries and writedowns of certain German corporate income and trade tax benefits related to prior years.

      In comparison to the German statutory tax rate, the Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

      In 2001, Celanese recognized an income tax benefit of (euro)106 million and reported an effective tax rate of 25 percent. In comparison to the German statutory tax rate, the effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

      The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                     As of December 31,
                                                   ---------------------
                                                     2003         2002
                                                     ----         ----
                                                    (in (euro) millions)
                                                   ---------------------
Pension and postretirement obligations ..........     289          391
Accrued expenses ................................      96          118
Net operating loss carryforwards ................     286          364
Investments .....................................      28           26
Other ...........................................      53           94
                                                     ----         ----
        Subtotal ................................     752          993

Valuation allowance .............................    (127)        (166)
                                                     ----         ----
        Deferred tax assets .....................     625          827
                                                     ----         ----
Depreciation ....................................     164          180
Interest ........................................       3            7
Inventory .......................................      21           23
Other ...........................................      --            1
                                                     ----         ----
        Deferred tax liabilities ................     188          211
                                                     ----         ----
                Net deferred tax assets .........     437          616
                                                     ====         ====

      A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily in the U.S. for state net operating losses and federal capital loss carryforwards, and Mexican net operating loss carryforwards, which may not be realizable. Based on the criteria provided under SFAS No. 109, it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 2003.

      At December 31, 2003, Celanese has net operating loss carryforwards of approximately (euro)624 million, primarily in the United States, Germany and Mexico, with various expiration dates (the U.S. carryforwards begin to expire in 2021). In addition, Celanese has a capital loss carryforward of (euro)128 million in the United States which will expire in 2004. Under U.S. tax law, the U.S. federal net operating loss carryforwards may be subject to limitation in the event of an ownership change. If the transaction contemplated in Note 2 is consummated, Celanese is unable to determine what effect this limitation would have, if any, on the deferred tax assets attributable to these carryforwards.

      Provisions have not been made for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

15. Accounts Payable and Accrued Liabilities

                                                           As of December 31,
                                                         ---------------------
                                                            2003       2002
                                                         ---------  ----------
                                                           (in(euro)millions)
                                                         ---------------------
Trade payables - third party and affiliates ..........      468          546
Accrued salaries and benefits ........................      126          155
Accrued environmental (See note 26) ..................       28           34
Accrued restructuring ................................       32           55
Insurance loss reserves (See note 28) ................      115          137
Accrued legal ........................................      113           24
Other ................................................      313          254
                                                          -----        -----
    Total accounts payable and accrued liabilities ...    1,195        1,205
                                                          =====        =====

      As of December 31, 2003, the Other caption above includes a reclassification from Other liabilites on the Consolidated Balance Sheet of approximately (euro)44 million in anticipation of an early payment of an obligation under a separate agreement with Dow, which was accelerated upon the close of the sale of the acrylates business. As of December 31, 2003, the total liability recorded within Other associated with this matter was (euro)80 million, including interest. This amount was paid in February 2004. (See Note
7).

      As of December 31, 2003, accrued legal above includes (euro)108 million of liabilities related to sorbates matters (See Note 25), of which (euro)23 was reclassed from other long-term liabilities during 2003.

16. Debt

Short-term borrowings and current installments of long-term debt

                                                                                                           Weighted
                                                                                                            Average
                                                                                      As of                Interest
                                                                                    December 31,             Rates
                                                                                  ------------------   ------------------
                                                                                   2003      2002        2003      2002
                                                                                  ------    ------     ------------------
                                                                                  (in(euro)millions)
                                                                                  ------------------   ------------------
Current installments of long-term debt .........................................      38        99       5.9%       1.6%
Short-term borrowings from Affiliates ..........................................      79        96       2.0%       3.6%
                                                                                    ----      ----
    Total short-term borrowings and current installments of long-term debt .....     117       195
                                                                                    ====       ====

      Celanese has a U.S. $700 million ((euro)554 million) commercial paper program of which no amounts were outstanding as of December 31, 2003. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating (euro)1,219 million at December 31, 2003; the aggregate unused part thereof amounts to (euro)1,032 million, of which U.S. $320 million ((euro)253 million) are backup facilities for Celanese's commercial paper program. These credit backup facilities for the commercial paper program are 364-day facilities which are subject to renewal annually. Of these credit backup facilities, U.S $200 million ((euro)159 million) have terms whereby if amounts are drawn down by the initial 364 day period, the drawn amounts can be extended for an additional 364 days. Celanese had outstanding letters of credit amounting to (euro)118 million at December 31, 2003 and 2002.

Long-term debt

                                                                                                      As of
                                                                                                   December 31,
                                                                                                ------------------
                                                                                                   2003     2002
                                                                                                  ------   ------
                                                                                                (in(euro)millions)
                                                                                                ------------------
Term notes:
        6.125% notes, due 2004 ..............................................................       20       24
        7.125% medium-term notes, due 2009 ..................................................       11       13
Variable rate loans with interest rates
   adjusted periodically:
        Due in 2003, interest rate of 4.47% .................................................       --        3
        Due in 2003, interest rate of 1.49% .................................................       --       95
        Due in 2005, interest rate of 1.55% .................................................       20      167
        Due in 2006, interest rate of 4.47% .................................................       --        5
        Due in 2008, interest rate of 1.55% .................................................      119       --
        Due in 2009, interest rate of 2.90% .................................................       48       --
Pollution control and industrial revenue bonds, interest rates ranging from 5.2% to 6.7%, due
   at various dates through 2030 ............................................................      165      199
Obligations under capital leases and other secured borrowings
   due at various dates through 2018 ........................................................       42       13
                                                                                                   ---      ---
         Subtotal ...........................................................................      425      519
             Less: Current installments of long-term debt ...................................       38       99
                                                                                                   ---      ---
                Total long-term debt ........................................................      387      420
                                                                                                   ===      ===

      As of December 31, 2003, approximately 80% of the long-term borrowings above are denominated in U.S. dollars, with the remaining amounts denominated primarily in euros. A number of Celanese's bank loan agreements have ratio or credit rating covenants. Approximately one-third of total debt outstanding at December 31, 2003 is subject to repayment in the case of a specified downgrade in our credit rating and change of control. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources, as noted above, to meet its ongoing requirements. As of December 31, 2003, Celanese was in compliance with all debt covenants.

      The maturities in 2004 and thereafter, including short-term borrowings, are as follows:

                                                                 Total
                                                          --------------------
                                                          (in (euro) millions)
                                                          --------------------
2004 .....................................................       117
2005 .....................................................        26
2006 .....................................................        25
2007 .....................................................         9
2008 .....................................................       120
Thereafter ...............................................       207
                                                                 ---
        Total ............................................       504
                                                                 ===

      Celanese recorded interest expense, net of amounts capitalized, of
(euro)43 million, (euro)59 million and (euro)80 million in 2003, 2002 and 2001, respectively. Interest expense on the borrowings noted above, including the effects of related interest rate swaps and the adjustment for capitalized interest was (euro)33 million, (euro)48 million and (euro)69 million, respectively. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments, and other liabilities.

17. Other Liabilities

                                                                              As of December 31,
                                                                            ---------------------
                                                                               2003        2002
                                                                            ----------  ----------
                                                                             (in (euro) millions)
                                                                            ----------------------
Pension and postretirement medical and life obligations (See Note 20) ......      922        1,212
Environmental liabilities (See Note 26) ....................................       98          165
Insurance liabilities (See Note 28) ........................................      136          169
Other ......................................................................      153          249
                                                                                -----        -----
          Total other liabilities ..........................................    1,309        1,795
                                                                                =====        =====

      Prior to the adoption of SFAS 143, Celanese had (euro)31 million of post closure liabilities included within environmental liabilities. As provided under SFAS 143, such amounts were reversed, and (euro)36 million of asset retirement obligations were established. As of December 31, 2003, estimated costs for asset retirement obligations were approximately (euro)37 million, of which (euro)33 million is included as a component of other long-term liabilities included in the other caption above. This amount primarily represents Celanese's estimated future liability for various landfill closures and the associated monitoring costs at these operating sites.

Changes in Celanese's asset retirement obligations can be reconciled as follows:

                                                           For the year ended
                                                              December 31,
                                                           ------------------
                                                                 2003
                                                           (in(euro)millions)
                                                           ------------------
Balance January 1, 2003 ..................................        36
Additions ................................................         9
Accretion ................................................         2
Payments .................................................        (3)
Revisions to Cash Flow Estimates .........................        (1)
Exchange rate changes ....................................        (6)
                                                                 ---
Balance December 31, 2003 ................................        37
                                                                 ===

      The Company has identified but not recognized asset retirement obligations related to substantially all of its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, Celanese currently plans on continuing operations at these facilities indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the event that Celanese considers plans to abandon or cease operations at these sites, an asset retirement obligation will be reassessed at that time. If certain operating facilities were to close, the related asset retirement obligations could significantly effect our results of operations and cash flows.

18. Cost of Raw Materials and Supplies

      The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                          For the Years Ended
                                                             December 31,
                                                       ------------------------
                                                        2003     2002     2001
                                                       ------   ------   ------
                                                         (in (euro) millions)
                                                       ------------------------
Cost of raw materials, supplies and merchandise ....    2,452    2,228    2,761
Cost of services purchased (primarily energy) ......      355      328      433
                                                        -----    -----    -----
        Total cost of raw materials and supplies ...    2,807    2,556    3,194
                                                        =====    =====    =====

      Total cost of raw materials and supplies for discontinued operations were
(euro)118 million, (euro)294 million, and (euro)355 million for 2003, 2002, and 2001, respectively.

19. Personnel Expenses

      The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                                                 For the Years Ended
                                                                                     December 31,
                                                                           --------------------------------
                                                                            2003         2002         2001
                                                                           ------       ------       ------
                                                                                 (in (euro) millions)
                                                                           --------------------------------
Wages and salaries ...................................................       508          629          703
Social security contributions ........................................        75           77           76
Other ................................................................        64           61           80
                                                                           -----        -----        -----
     Personnel expenses excluding pensions and similar benefits and
        restructuring severance expenses .............................       647          767          859
Pensions and similar benefits ........................................       102          104          125
                                                                           -----        -----        -----
     Personnel expenses excluding restructuring severance expenses ...       749          871          984
Restructuring severance expenses .....................................        16           11          133
                                                                           -----        -----        -----
Total cost of personnel expenses .....................................       765          882        1,117
                                                                           =====        =====        =====

      Total cost of personnel expenses for discontinued operations were (euro)18 million, (euro)96 million, and (euro)108 million for 2003, 2002, and 2001, respectively.

      The average number of employees in 2003 and 2002 was 10,000 and 10,550, respectively.

20. Benefit Obligations

      Pension obligations -- Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts have been established for some non-qualified plans.

      Defined benefit pension plans exist at certain locations in the North America and Europe. As of December 31, 2003, Celanese's U.S. Qualified Plan represented greater than 90 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. Effective January 1, 2001, for Celanese's U.S. Qualified pension plan, the Company began providing pension benefits for certain new employees hired in the United States after December 31, 2000 based upon a new Cash Balance Plan formula. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans generally are prepared annually.

      Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and Celanese will match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated (euro)10 million in 2003,
(euro)12 million in 2002 and (euro)15 million in 2001.

      Other postretirement benefit plans -- Certain retired employees receive postretirement medical benefits under plans sponsored by Celanese. Celanese has the right to modify or terminate these plans at any time. Celanese employees in the U.S. who were 50 years of age as of January 1, 2001 are eligible to receive postretirement medical benefits, both pre-65 coverage and continued secondary coverage at age 65, provided that upon termination they are at least age 55 and have a minimum of 10 years of service. On January 1, 2001, Celanese eliminated continued postretirement medical coverage at age 65 for employees who were not 50 on January 1, 2001 or were hired on or after January 1, 2001. This group of employees continues to be eligible for pre-65 postretirement medical coverage provided that upon termination they are at least age 55 and have a minimum of 10 years of service. Generally, the cost for coverage is shared between Celanese and the employee, and is determined based upon completed years of service.

      In 2003, the Celanese U.S. postretirement medical plan was amended to introduce defined dollar caps for pre-1993 retirees. The amendments included: pre-age 65 cap was set to $9,600 and the post-age 65 cap was set to $3,000; the elimination of pre-1993 retiree contributions until the cap is reached; moving all retirees to the managed choice program; and introduction of relatively minor changes to the retiree cost sharing in order to simplify administration. These changes were approved by the Board in June 2003 and were reflected with a remeasurement of the retiree medical plan resulting in the establishment of a
(euro)59 million negative prior service cost base as these changes become effective for participants July 1, 2004.

      On December 8, 2003, the U.S. Government signed the Medicare Prescription Drug, Improvement and Modernization Act into law. This law provides for payment of certain prescription drug costs by Medicare or for a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. Celanese is currently evaluating the effect this new legislation will have on the Celanese retiree medical plan design and liability values. In addition, the Company is awaiting further guidance from the FASB on the appropriate accounting treatment of the government subsidies. Therefore, the effect of the Medicare legislation is not included in the retiree medical figures. We anticipate that this bill may decrease the Celanese accumulated postretirement benefit obligation ("APBO") by 5% to 10%.

                                                                         Pension                  Postretirement
                                                                        Benefits                     Benefits
                                                                 ---------------------         ---------------------
                                                                  2003           2002           2003           2002
                                                                 ------         ------         ------         ------
                                                                                 (in (euro) millions)
                                                                 ---------------------------------------------------
Change in projected benefit obligation
    Projected benefit obligation at beginning of year ......      2,439          2,667            464            515
    Service cost ...........................................         32             35              2              3
    Interest cost ..........................................        151            176             24             31
    Participant contributions ..............................          1              1             10              8
    Plan amendments ........................................          4              1            (59)            --
    Actuarial (gains) losses ...............................        138             81             14             37
    Acquisitions ...........................................         --              6             --             --
    Special termination benefits ...........................         (1)             1             --             --
    Settlements ............................................         (1)            (7)            --             --
    Benefits paid ..........................................       (150)          (167)           (49)           (53)
    Change in measurement dates ............................          5             76             --              6
    Foreign currency exchange rate changes .................       (395)          (431)           (70)           (83)
                                                                 ------         ------         ------         ------
       Projected benefit obligation at end of year .........      2,223          2,439            336            464
                                                                 ======         ======         ======         ======

                                                        Pension             Postretirement
                                                        Benefits               Benefits
Weighted-average assumptions used to determine      -----------------     -----------------
    benefit obligations as of December 31,           2003       2002       2003       2002
                                                    ------     ------     ------     ------
Discount rate-
   U.S. plans: ................................      6.25%      6.75%      6.25%      6.75%
   International plans: .......................      5.70%      6.30%      6.00%      6.50%
      Combined: ...............................      6.20%      6.70%      6.25%      6.75%
Rate of compensation increase-
   U.S. plans: ................................      4.00%      4.00%        --         --
   International plans: .......................      2.25%      2.70%        --         --
      Combined: ...............................      3.60%      3.75%        --         --

                                                                           Pension            Postretirement
                                                                           Benefits              Benefits
                                                                       -----------------     -----------------
                                                                        2003       2002       2003       2002
                                                                       ------     ------     ------     ------
                                                                                (in (euro) millions)
                                                                       ---------------------------------------
Change in plan assets
   Fair value of plan assets at beginning of year .................     1,501      1,741         --         --
   Actual (loss) return on plan assets ............................       303       (159)        --         --
   Company contributions ..........................................       136        121         39         45
   Participant contributions ......................................         1          1         10          8
   Settlements ....................................................        (1)        (5)        --         --
   Benefits paid ..................................................      (150)      (167)       (49)       (53)
   Change in measurement dates ....................................         2        243         --         --
   Foreign currency exchange rate changes .........................      (265)      (274)        --         --
                                                                       ------     ------     ------     ------
       Fair value of plan assets at end of year ...................     1,527      1,501         --         --
                                                                       ======     ======     ======     ======

Funded status and net amounts recognized
   Plan assets in excess of (less than) benefit obligation ........      (696)      (938)      (336)      (464)
   Unrecognized prior service cost (benefit) ......................        31         40        (56)        (7)
   Unrecognized actuarial loss ....................................       657        807        139        160
   Unrecognized net transition asset ..............................        --         (2)        --         --
                                                                       ------     ------     ------     ------
       Net amount recognized in the consolidated balance sheets ...        (8)       (93)      (253)      (311)
                                                                       ======     ======     ======     ======

Amounts recognized in the accompanying consolidated
   Balance sheets consist of:
   Accrued benefit liability ......................................      (585)      (804)      (253)      (311)
   Intangible asset(1) ............................................        31         40         --         --
   Additional minimum liability(2) ................................       546        671         --         --
                                                                       ------     ------     ------     ------
       Net amount recognized in the consolidated balance sheets ...        (8)       (93)      (253)      (311)
                                                                       ======     ======     ======     ======

(1)   Amount is classified as other assets in the consolidated balance sheets.

(2) Amount shown net of tax in the consolidated statements of shareholders' equity.

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2003 were (euro)2,216 million,
(euro)2,107 million and (euro)1,518 million, respectively, and as of December 31, 2002 were (euro)2,433 million, (euro)2,301 million and (euro)1,493 million, respectively.

      The accumulated benefit obligation for all defined benefit pension plans was (euro)2,114 million and (euro)2,307 million at December 31, 2003 and 2002, respectively.

      Celanese uses a measurement date of December 31 for its pension and other postretirement benefit plans.

      In 2003, Celanese changed the actuarial valuation measurement date for its Canadian pension and other postretirement benefit plans from September 30 to December 31. The net effect of this change is not material.

      In 2002, Celanese changed the actuarial valuation measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. Celanese believes this method is preferable in the circumstances because a calendar year reporting will bring the valuation date in line with its fiscal year-end reporting and allow for a more current measurement of the related actuarial components. Celanese accounted for this as a change in accounting principle, which resulted in a cumulative effect adjustment in 2002. As a result, income of (euro)9 million ((euro)0.18 per share), net of income taxes of (euro)5 million, was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations. In addition, this change reduced total 2002 pension and postretirement benefit expense cost by approximately (euro)14 million.

                                                             Pension                       Postretirement
                                                             Benefits                         Benefits
                                                 ------------------------------    -----------------------------
                                                    2003       2002       2001       2003       2002       2001
                                                   ------     ------     ------     ------     ------     ------
Components of net periodic benefit cost
for the years ended December 31,                                      (in(euro)millions)
                                                 ---------------------------------------------------------------
Service cost ...................................      32         35         35          2          3          3
Interest cost ..................................     151        176        181         24         31         31
Expected return on plan assets .................    (155)      (178)      (174)        --         --         --
Amortization of prior service cost .............       7          8         15         (3)        (1)        (1)
Recognized actuarial loss ......................      14          3         --          7          7         --
Amortization of the unamortized obligation .....      (1)        (2)        (2)        --         --         --
Curtailment loss (gain) ........................      --         (1)         1         --         --         --
Settlement loss ................................       1          2          1         --         --         --
Change in measurement dates ....................      (1)       (15)        --          1          1         --
                                                    ----       ----       ----       ----       ----       ----
       Net periodic benefit cost ...............      48         28         57         31         41         33
                                                    ====       ====       ====       ====       ====       ====

      On January 1, 2003, Celanese's trend assumption for its US postretirement medical plan's expense was at 9% grading down 1% per year until an ultimate trend of 5% is reached. With the June 30, 2003 remeasurement in cost for the plan amendment, the trend assumption was reset equal to 12% grading down 1% per year until the ultimate trend of 5% is reached. At December 31, 2003, the trend assumption was 11% per year grading down 1% to an ultimate trend of 5%. In addition, the discount rate at the June 30, 2003 remeasurement date was set at 6%. Therefore, 2003 cost is the blend of six months under the prior plan provisions using a 6.75% discount rate and 9% initial trend assumption and six months under the amended provisions using a 6% discount rate and 12% initial trend assumption.

                                                             Pension                       Postretirement
                                                             Benefits                         Benefits
                                                 ------------------------------    -----------------------------
Weighted-average assumptions used to determine      2003       2002       2001       2003       2002       2001
     net cost for the years ended December 31,     ------     ------     ------     ------     ------     ------
Discount rate-
   U.S. plans: .................................    6.75%      7.25%      7.75%      6.75%      7.25%      7.75%
   International plans: ........................    6.30%      6.90%      7.65%      6.50%      7.10%      7.10%
      Combined: ................................    6.70%      7.20%      7.70%      6.75%      7.25%      7.75%
Expected return on plan assets-
   U.S. plans: .................................    9.00%      9.00%      9.25%        --         --         --
   International plans: ........................    7.10%      7.60%      8.15%        --         --         --
      Combined: ................................    8.85%      8.90%      9.20%        --         --         --
Rate of compensation increase-
   U.S. plans: .................................    4.00%      3.40%      3.65%        --         --         --
   International plans: ........................    2.70%      3.30%      4.20%        --         --         --
      Combined: ................................    3.75%      3.40%      3.80%        --         --         --

      In 2003, the additional minimum liability decreased by (euro)125 million. This decrease is primarily attributed to currency translation effects with small reductions in the U.S. pension plans, which resulted from an increase in the value of pension plan assets offset by a reduction in the discount rate used to value pension plan obligations. As a result of this adjustment, accumulated other comprehensive income (loss) in the consolidated statement of shareholders' equity was decreased by (euro)10 million, which is net of an income tax expense of (euro)4 million.

      Included in the pension obligations above are accrued liabilities relating to supplemental retirement plans for certain employees amounting to (euro)168 million and (euro)189 million as of December 31, 2003 and 2002, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled (euro)16 million, (euro)20 million and (euro)19 million for 2003, 2002 and 2001, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which had market values of (euro)103 million and (euro)111 million at December 31, 2003 and 2002, respectively, and recognized income of (euro)3 million and (euro)3 million for 2003 and 2001, respectively. There was no income recorded in 2002 related to these trusts. In 2003, Celanese contributed (euro)16 million to these trusts from proceeds it received from the demutualization of an insurance carrier. The gain associated with these proceeds were included within interest and other income, net, in the consolidated statement of operations.

      The asset allocation for the Company's qualified U.S. defined benefit pension plan at the end of 2003 and 2002, and the target allocation ranges for 2004 by asset category is presented below. The fair value of plan assets for this plan was (euro)1,412 million and (euro)1,400 million at the end of 2003 and 2002, respectively. These asset amounts represent approximately 93% of the Company's total pension assets in both 2003 and 2002. The expected long-term rate of return on these assets was 9.0% in both 2003 and 2002.

                                                             Percentage of
                                      Target                Plan Assets at
                                    Allocation               December 31,
                                    ----------         -----------------------
Asset Category - US                    2004             2003             2002
----------------------------         --------          ------           ------
Equity securities ..........         55 - 80%            74%              65%
Debt securities ............         25 - 30%            25%              34%
Real Estate ................          0 - 5%              0%               0%
Other ......................          0 - 1%              1%               1%
                                                       ----             ----
   Total ...................                            100%             100%
                                                       ====             ====

      Plan assets did not include any investment in Celanese AG ordinary shares during 2003 or 2002.

      The asset allocation for the Company's Canadian main defined benefit pension plan at the end of 2003 and 2002 and the target allocation ranges for 2004 by asset category is presented below. The fair value of plan assets for this plan was (euro)91 million and (euro)88 million at the end of 2003 and 2002, respectively. These asset amounts represent approximately 6% of the Company's total pension assets in 2003 and 2002. The expected long-term rate of return on these plan assets was 7.5% and 8.0% as of December 31, 2003 and 2002, respectively.

                                                             Percentage of
                                      Target                Plan Assets at
                                    Allocation               December 31,
                                    ----------         -----------------------
Asset Category - Canada                2004             2003             2002
----------------------------         --------          ------           ------
Equity securities ..........         55 - 75%            64%              54%
Debt securities ............         25 - 45%            30%              35%
Real Estate ................          0 - 10%             3%              10%
Other ......................          0 - 1%              3%               1%
                                                       ----             ----
   Total ...................                            100%             100%
                                                       ====             ====

      The Company's other post-retirement benefit plans are unfunded.

      The financial objectives of the Company's qualified U.S. and Canadian pension plans are established in conjunction with a comprehensive review of each plan's liability structure. Asset allocation policy is based on detailed asset/liability analysis. In developing investment policy and financial goals, consideration is given to the plan's demographics, the returns and risks associated with alternative investment strategies, and the current and projected cash, expense and funding ratios of the plan. A formal asset/liability mix study of the plan is undertaken every 3 to 5 years or whenever there has been a material change in plan demographics, benefit structure or funding status and investment market. The Company has adopted a long-term investment horizon such that the risk and duration of investment losses are weighed against the long-term potential for appreciation of assets. Although there cannot be complete assurance that these objectives will be realized, it is believed that the likelihood for their realization is reasonably high, based upon the asset allocation chosen and the historical and expected performance of the asset classes utilized by the plans. The intent is for investments to be broadly diversified across asset classes, investment styles, investment managers, developed and emerging markets, business sectors and securities in order to moderate portfolio volatility and risk. Investments may be in separate accounts, commingled trusts, mutual funds and other pooled asset portfolios provided they all conform to fiduciary standards.

      External investment managers are hired to manage the Company's pension assets. An investment consultant assists with the screening process for each new manager hire. Over the long-term, the investment portfolio is expected to earn returns that exceed a composite of market indices that are weighted to match each plan's target asset allocation. Long-term is considered three (3) to five
(5) years; however, incidences of underperformance are analyzed. The portfolio return should also (over the long-term) meet or exceed the return used for actuarial calculations in order to minimize future pension contributions and escalation in pension expense.

      The expected rate of return assumptions for plan assets are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles. Modest adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations; these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

      Expected 2004 contributions to the Company's pension plans are(euro)136 million and expected payments for the other postretirement benefit plans is(euro)39 million. These amounts are subject to increase pending the successful completion of the BCP tender offer. (See Note 2)

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                         One           One
                                                       Percent       Percent
                                                      Increase      Decrease
                                                     ----------    ----------
                                                        (in (euro) millions)
                                                     -------------------------
Effect on postretirement obligation ................       1          (1)

      The effect of a one percent increase or decrease in the assumed health care cost trend rate would have less than a (euro)1 million impact on service and interest cost.

      The following table represents additional benefit liabilities and other similar obligations:

                                                        As of December 31,
                                                      ---------------------
                                                        2003         2002
                                                      --------     --------
                                                        (in (euro) millions)
                                                      -----------------------
Other Obligations
Long-term disability ...............................      62          72
Other ..............................................      22          25
                                                        ----        ----
     Total .........................................      84          97
                                                        ====        ====

21. Shareholders' Equity

Number of Shares Authorized and Issued

      In 2002, Celanese retired 1,125,000 shares held in treasury, which resulted in a (euro)3 million reduction of common stock, a (euro)22 million reduction in additional paid-in capital and a (euro)25 million reduction in treasury stock. Celanese had authorized and issued 54,790,369 shares of common stock of no par value at December 31, 2003 and 2002.

      See table below for share activity:

                                                                          Common          Common        Authorized
                                                                           Stock           Stock       Common Stock
                                                                        -----------    -------------   ------------
                                                                        (authorized                    (authorized,
                                                                        and issued)    (outstanding)    not issued)
                                                                        -----------    -------------   ------------
                                                                                     (in whole shares)
                                                                        -------------------------------------------
As of December 31, 2000 ............................................     55,915,369      50,326,355            --
     Shares issued to Supervisory Board from treasury ..............           --             8,536            --
                                                                        -----------     -----------     -----------
As of December 31, 2001 ............................................     55,915,369      50,334,891            --
     Retirement of treasury shares .................................     (1,125,000)           --              --
     Shares repurchased into treasury ..............................           --          (284,798)           --
     Shares issued to Supervisory Board from treasury ..............           --             8,383            --
     Authorized Capital increases pursuant to stock option plan ....           --              --         1,250,000
                                                                        -----------     -----------     -----------
As of December 31, 2002 ............................................     54,790,369      50,058,476       1,250,000
     Shares repurchased into treasury ..............................           --          (749,848)           --
     Shares issued to Supervisory Board from treasury ..............           --            12,840            --
     Authorized Capital increases pursuant to stock option plan ....           --              --         1,250,000
                                                                        -----------     -----------     -----------
As of December 31, 2003 ............................................     54,790,369      49,321,468       2,500,000
                                                                        ===========     ===========     ===========

Authorized and Conditional Capital

      At the Annual General Meeting of Celanese held on May 15, 2002 and April 1, 2003, shareholders approved resolutions to increase the Company's share capital on a contingent basis by up to (euro)3,195,574 through the issuance of up to 1,250,000 ordinary shares, no-par value ("contingent capital"). As of December 31, 2003, total contingent capital amounted to (euro)6,391,148 through the issuance of up to 2,500,000 ordinary shares. The contingent capital increase serves exclusively to grant stock options to members of the board of management and its group companies as well as to other senior managers of the Company. The issuance of these shares will be carried out only insofar as stock options are exercised and are not satisfied by the delivery of existing treasury shares.

Treasury Stock

      Celanese is legally permitted under the German Stock Corporation Act to hold as treasury shares a maximum of 10 percent of its authorized and issued shares at any point in time. At the Annual General Meeting of Celanese held on April 1, 2003, the shareholders renewed an authorization for the Board of Management to acquire and hold a maximum of 10 percent of the 54,790,369 shares authorized and issued at the time of such meeting. The authorization expires on September 30, 2004.

      In 2003, Celanese repurchased 749,848 shares at a total cost of (euro)14 million. In 2002, Celanese retired 1,125,000 treasury shares and repurchased 284,798 shares at a total cost of (euro)6 million.

      During 2003, 2002 and 2001, respectively, 12,840, 8,383, and 8,536 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

      Celanese held 5,468,901, 4,731,893 and 5,580,478 shares of treasury stock as of December 31, 2003, 2002 and 2001, respectively.

Additional Paid-in Capital

      In connection with the demerger and pursuant to the Demerger Agreement executed and delivered by Celanese and Hoechst, Celanese assumed all of the assets and liabilities of Hoechst's basic chemicals, acetate, technical polymer and certain other industrial businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses. In 2003, Celanese recorded a (euro)39 million, net of tax of (euro)29 million, increase to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry. (See Note 25) In 2002, as a result of a favorable settlement of a demerger liability with Hoechst, Celanese recorded a (euro)7 million increase to additional paid-in capital.

      In 2003 and 2002, Celanese granted stock options totaling 0.1 million and
1.1 million, respectively, and in accordance with SFAS No. 123 expensed the fair value of these options. As a result, additional paid-in capital increased by
(euro)5 million in 2003 and (euro)3 million in 2002 to reflect the amortization of the fair value of the stock options. (See Note 22)

Accumulated Other Comprehensive Income (Loss)

      Comprehensive income (loss), which is displayed in the consolidated statement of shareholders' equity, represents net earnings (loss) plus the results of certain shareholders' equity changes not reflected in the consolidated statement of operations. Such items include unrealized gains/losses on marketable securities, foreign currency translation, minimum pension liabilities and unrealized gains/losses on derivative contracts.

      The after-tax components of accumulated other comprehensive income (loss) are as follows:

                                           Unrealized                                       Unrealized       Accumulated
                                             Gain /                         Additional         Gain/            Other
                                           (Loss) on         Foreign          Minimum       (Loss) on       Comprehensive
                                           Marketable        Currency         Pension       Derivative         Income/
                                           Securities      Translation       Liability       Contracts         (Loss)
                                          ------------    -------------     -----------     -----------      -----------
                                                                       (in (euro) millions)
                                          -------------------------------------------------------------------------------
Balance at December 31, 2000 .......           7              228              (12)              --              223
     Current-period change .........          (4)              35             (255)              (4)            (228)
                                            ----             ----             ----             ----             ----
Balance at December 31, 2001 .......           3              263             (267)              (4)              (5)
     Current-period change .........           2             (173)            (220)              (5)            (396)
                                            ----             ----             ----             ----             ----
Balance at December 31, 2002 .......           5               90             (487)              (9)            (401)
     Current-period change .........           3             (114)              10                5              (96)
                                            ----             ----             ----             ----             ----
Balance at December 31, 2003 .......           8              (24)            (477)              (4)            (497)
                                            ====             ====             ====             ====             ====

Dividend Policy

      The payment and amount of any dividends depends on Celanese's current and future earnings, cash flow, financial condition and other factors and therefore cannot be guaranteed to be paid in any given period. Dividends are subject to recommendation by the Celanese Supervisory Board and Board of Management and the approval of the shareholders at Celanese's annual general meetings. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, prepared in accordance with German accounting principles, as adopted and approved by resolutions of the Celanese Board of Management and Supervisory Board.

      At the Annual General Meeting of Celanese held on April 1, 2003, shareholders voted in favor of the proposed dividend of (euro)0.44 per registered share. Payment of the dividend occurred on April 2, 2003.

22. Stock-based Compensation

      At the Annual General Meetings of Celanese on May 15, 2002 and April 1, 2003, shareholders approved the 2002 Celanese Stock Option Plan (the "2002 Plan") and the 2003 Celanese Stock Option Plan (the "2003 Plan"), respectively. Each plan authorized the issuance of up to 1.25 million options to purchase shares of common stock. Options are granted at an exercise price reflecting the reference price (twenty day average of market price prior to grant date) plus a 20% exercise premium and become exercisable five years from the date of grant. Two year vesting is possible, if the market price per share outperforms the median performance of Celanese competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share of common stock on the date of exercise is at least 20% higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the exercise premium of 20%.

      On July 8, 2002, Celanese granted 1.1 million stock options relating to the 2002 Plan, at an exercise price of (euro)27.54 per share, to members of the Board of Management and key employees for the purchase of Celanese shares of common stock. On January 31, 2003, Celanese granted an additional 0.1 million stock options relating to the 2002 plan, at an exercise price of (euro)23.78 per share, to individuals who became eligible persons since the last grant for the purchase of Celanese shares of common stock.

      In accordance with SFAS No. 123, the fair value of the 1.1 million and the
0.1 million options granted approximated (euro)10 million and (euro)1 million, respectively. The fair value of these options will be recognized over the accelerated vesting period of two years. For the years ended December 31, 2003 and 2002, Celanese recognized compensation expense of (euro)5 million and
(euro)3 million, respectively, for these options.

      A summary of the activity related to the 2003 Plan and 2002 Plan as of and for the year ended December 31, 2003 and 2002, is presented (stock options in millions):

                                                                               2003                            2002
                                                                    --------------------------      --------------------------
                                                                                 Weighted-                        Weighted-
                                                                     Number       Average           Number         Average
                                                                       of          Grant              of            Grant
                                                                    Options     Price in(euro)      Options     Price in(euro)
                                                                    -------     --------------      -------     --------------
Outstanding at beginning of year ............................          1.1          27.54               --              --
Granted .....................................................          0.1          23.78              1.1           27.54
Exercised ...................................................           --             --               --              --
Forfeited ...................................................           --             --               --              --
                                                                     -----          -----            -----           -----
      Outstanding at end of year ............................          1.2          27.26              1.1           27.54
                                                                     =====          =====            =====           =====
      Options exercisable at end of year ....................           --             --               --              --
                                                                     =====          =====            =====           =====
      Weighted-average remaining contractual life (years) ...                         8.5                              9.5
                                                                                    =====                            =====

      The weighted-average fair value of the options granted during the years ended December 31, 2003 and 2002 was estimated to be (euro)6.41 per option and
(euro)9.33 per option, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                          2003            2002
                                                         ------          ------
Expected dividend yield ..........................        1.70%           1.70%
Risk-free interest rate ..........................        3.29%           4.30%
Expected stock price volatility ..................       42.00%          41.00%
Expected life (years) ............................        6               6

      Effective January 15, 2001, Celanese adopted the Long-Term Incentive Plan (the "2000 Celanese LTIP"). The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Stock appreciation rights ("Rights") granted under the 2000 Celanese LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP. During 2002, Celanese granted an additional 0.1 million Rights to the 2000 Celanese LTIP participants. Of the total 2.1 million Rights granted, 1.4 million remain outstanding as of December 31, 2003. Celanese recognized expense of (euro)20 million, (euro)1 million and (euro)1 million during 2003, 2002 and 2001, respectively, for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)19.56 per share.

      During 1999, Celanese adopted the Equity Participation Plan (the "1999 Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The 1999 Celanese EPP covers the Board of Management and certain senior executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants. During 2001, Celanese granted an additional 0.1 million Rights to the 1999 Celanese EPP participants. Of the total 2.6 million Rights granted, 0.8 million remain outstanding as of December 31, 2003. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)16.37 per share. Celanese recognized expense of (euro)15 million, (euro)2 million and (euro)5 million for the 1999 Celanese EPP during 2003, 2002 and 2001, respectively.

      The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.4 million Rights to the participants under the 1999 Celanese LTIP, of which 0.9 million remain outstanding at December 31, 2003. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)16.37 per share. Celanese recognized expense of (euro)15 million, (euro)1 million and (euro)5 million for the 1999 Celanese LTIP in 2003, 2002 and 2001, respectively.

      A summary of the activity related to stock appreciation rights plans as of and for the years ended December 31, 2003, 2002 and 2001 is presented (Rights in millions):

                                                        2003                       2002                       2001
                                               -----------------------    -----------------------    -----------------------
                                                          Weighted-                  Weighted-                  Weighted-
                                               Number      Average         Number     Average        Number      Average
                                                 of         Grant            of        Grant           of         Grant
                                               Rights   Price in(euro)    Rights   Price in(euro)    Rights   Price in(euro)
                                               ------   --------------    ------   --------------    ------   --------------
Outstanding at beginning of year ..........      5.2         17.54          5.8         17.47          4.4         16.37
Granted ...................................       --            --          0.1         19.56          2.1         19.41
Exercised .................................     (2.1)        17.27         (0.6)        16.37         (0.5)        16.37
Forfeited .................................       --            --         (0.1)        19.56         (0.2)        16.37
                                               -----         -----        -----         -----        -----         -----
      Outstanding at end of year ..........      3.1         17.77          5.2         17.54          5.8         17.47
                                               =====         =====        =====         =====        =====         =====

      Rights exercisable at end of year ...      3.1         17.77          3.3         16.37          3.8         16.37
                                               =====         =====        =====         =====        =====         =====

      Beginning in 2000, Celanese offers stock participation plans ("SPP") to employees not eligible to participate in the stock appreciation rights plans. Under these plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese. The SPP was not offered to employees during 2003. Compensation expense of (euro)2 million was recognized in both 2002 and 2001.

      In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR Plan") and the Hoechst 1998 Stock Option Plan (the "1998 Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

      The 1997 Hoechst SAR Plan and 1998 Hoechst Option Plan, including all rights and options granted, expired in 2002 and 2003, respectively. Celanese recognized less than (euro)1 million of income in both 2003 and 2002, and less than (euro)1 million of expense in 2001 for the 1998 Hoechst Option Plan. Celanese recognized (euro)1 million of income in both 2002 and 2001 for the 1997 Hoechst SAR Plan.

23. Leases

      Total minimum rent charged to operations under all operating leases was
(euro)83 million, (euro)78 million and (euro)79 million in 2003, 2002 and 2001, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2003 are as follows:

                                                           Capital    Operating
                                                           -------    ---------
                                                            (in(euro)millions)
                                                           --------------------
2004 .................................................        3          38
2005 .................................................        3          28
2006 .................................................        2          24
2007 .................................................        2          20
2008 .................................................        2          15
Later years ..........................................        4          39
Sublease income ......................................       --          (9)
                                                           ----        ----
   Minimum lease commitments .........................       16         155
                                                                       ====
Less amounts representing interest ...................        4
                                                           ----
   Present value of net minimum lease obligations ....       12
                                                           ====

      The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

      Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

24. Financial Instruments

      In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to manage risks associated with interest rate, currency, certain raw material price and stock based compensation exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

      Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt. Celanese's interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. Celanese had open interest rate swaps with a notional amount of (euro)158 million and (euro)286 million at December 31, 2003 and 2002, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of (euro)10 million in 2003 and (euro)13 million in 2002. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of (euro)3 million, (euro)11 million and (euro)5 million, net of related income tax of (euro)3 million, respectively. During 2003, the Company recorded a net gain of (euro)1 million in interest and other income, net, for the ineffective portion of the interest rate swaps. During 2003, Celanese recorded a loss of (euro)6 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. During 2002, Celanese's interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders' equity of
(euro)4 million, (euro)17 million and (euro)8 million, net of related income tax of (euro)4 million, respectively. Celanese recorded a net loss of (euro)3 million and (euro)5 million in interest and other income, net for the ineffective portion of the interest rate swaps, during the years ended December 31, 2002 and 2001, respectively. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

Foreign Exchange Risk Management

      Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Celanese may enter into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are fair value hedges mainly for booked exposure and, in some cases, cash flow hedges for anticipated exposure.

      Contracts with notional amounts totaling approximately (euro)606 million and (euro)955 million at December 31, 2003 and 2002, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. Certain of Celanese's foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of
(euro)7 million and an increase in total liabilities of (euro)1 million. As of December 31, 2003, these contracts hedged a portion (approximately 85% as of December 31, 2003) of Celanese's dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately (euro)12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the years ended December 31, 2002 and 2001, Celanese hedged all of its dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately (euro)160 million,
(euro)100 million and (euro)15 million, in 2003, 2002 and 2001, respectively.

Commodity Risk Management

      Celanese recognized losses of (euro)3 million and less than (euro)1 million from natural gas swaps as well as butane and methane contracts in 2003 and 2002, respectively. There was no material impact on the balance sheet at December 31, 2003 and December 31, 2002. The effective portions of unrealized gains and losses associated with the cash-settled swap contracts are (euro)0 million and (euro)1 million as of December 31, 2003 and 2002, respectively, are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese had open swaps with a notional amount of (euro)4 million as of December 31, 2003.

Stock Based Compensation Risk Management

      During 2001, Celanese purchased call options for one million shares of Celanese stock to offset, in part its exposure of the 2000 Celanese LTIP. These options had a maturity of two years, a strike price of (euro)19.56 per share and an average premium of (euro)4.39 per share. These options expired during 2003. As a result, a net loss of (euro)1 million was recorded to interest and other income, net in 2003.

Fair Value of Financial Instruments

      Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 2003 and 2002. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                        2003                  2002
                                                 ------------------    ------------------
                                                 Carrying     Fair     Carrying     Fair
                                                  Amount      Value     Amount      Value
                                                  ------      -----     ------      -----
                                                            (in (euro) millions)
                                                 ----------------------------------------
Other assets - investments ...................      251        251        239        239
Long-term debt ...............................      387        415        420        456
Pension funds in non-qualified trust .........      103        103        111        111
Debt-related derivative liability ............       10         10         25         25
Foreign exchange-related derivative asset ....       37         37         35         35
Call options on Celanese stock ...............       --         --          2          2
Commodity swap asset .........................       --         --          1          1

      At December 31, 2003 and 2002, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 25)

      Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

      The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2003, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

25. Commitments and Contingencies

      Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 26)

Plumbing Actions

      CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona. CNA Holdings, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

      CNA Holdings has been named a defendant in ten putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified.

      Developments under this matter are as follows:

      o Class certification has been denied in putative class actions pending in Florida and South Carolina state courts. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

      o In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.

      o Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.

      o The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002, and the plaintiffs' appeals have been dismissed by the appellate court.

      o Of the four putative class actions pending in Canadian courts, one was denied class certification, but is currently on appeal. The other three matters are still pending. The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

      o A putative nationwide class action was filed in federal court in Indiana in December 2002, against, among others, CNA Holdings and Shell. CNA's motion to dismiss this lawsuit was granted in December 2003.

      In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies had agreed to fund such replacements and reimbursements up to U.S. $950 million. As of December 31, 2003, the funding is now U.S. $1,073 million due to additional contributions and funding commitments, made primarily by other parties. There are additional pending lawsuits in approximately ten jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on Celanese.

      In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units for an amount not to exceed U.S. $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation as determined by binding arbitration.

      CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2003, Celanese had remaining accruals of (euro)60 million for this matter, of which (euro)11 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has reached settlements with CNA Holdings' insurers specifying their responsibility for these claims; as a result, Celanese has recorded receivables relating to the anticipated recoveries from certain third party insurance carriers. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements with Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. In 2003, Celanese recorded income to special charges of (euro)94 million and interest income to interest and other income, net of (euro)18 million, totaling
(euro)112 million, related to settlements from insurers in excess of the recorded receivable amounts. As of December 31, 2003, Celanese has a (euro)50 million note receivable related to a settlement with an insurance carrier. This receivable is discounted and recorded within Other assets in the Consolidated Balance Sheet as it will be collected over the next four years.

Sorbates Litigation

      In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst U.S. $36 million. This fine is being paid over a 5 year period, with the last payment of $5 million due in June 2004. Hoechst also agreed to cooperate with the government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed the penalty as recommended in the plea agreement.

      In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst, Nutrinova, and other Celanese subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court. Three private actions are still pending, in state courts in Tennessee and New Jersey, and in federal court in Kansas.

      In July 2001, Hoechst and Nutrinova entered into an agreement with the Attorneys General of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July 2003. Since October 2002, the Attorneys General for New York, Illinois, Ohio, Nevada, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. The Utah, Nevada and Idaho actions have been dismissed as to Hoechst, Nutrinova and Celanese; the Ohio action has been settled, subject to court approval. The New York and Illinois actions are in the early stages of litigation. Since the fall of 2002, the Attorneys General of Connecticut, Florida, South Carolina, Oregon and Washington gave notice of intent to take legal action against sorbates manufacturers. Hoechst, Nutrinova, and the other sorbates manufacturers are in the process of settling any claims from these five attorneys general as well as those from Hawaii and Maryland.

      Nutrinova and Hoechst have cooperated with the European Commission since 1998. In May 2002, the European Commission informed Hoechst of its intent to investigate officially the sorbates industry, and in January 2003, the European Commission served Hoechst, Nutrinova and a number of competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. In October 2003, the European Commission ruled that Hoechst, Chisso Corporation, Daicel Chemical Industries Ltd., The Nippon Synthetic

Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd. operated a cartel in the European sorbates market between 1979 and 1996. The European Commission imposed a total fine of (euro)138.4 million, of which (euro)99 million was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the European Commission gave a discount for cooperating in the investigation. Hoechst appealed the European Commission's decision in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

      Considering previously recorded reserves, Celanese recorded in 2003 a special charge of (euro)84 million for matters in the sorbates industry primarily related to the decision by the European Commission. Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of government investigations, as well as civil claims filed and settled, Celanese has remaining accruals of (euro)108 million. This amount is included in current liabilities at December 31, 2003 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from the above noted governmental proceedings, as of December 31, 2003 is between (euro)0 and (euro)6 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions.

      Pursuant to the Demerger Agreement, Celanese was assigned the obligation related to the sorbates matter. However, Hoechst agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital, net of tax, from this indemnification. In 2003, Celanese recorded a (euro)39 million, net of tax, increase to additional paid-in capital related to the recoveries from Hoechst for the special charges discussed above. As of December 31, 2003, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst totaling (euro)87 million. The additional reserve and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Guarantees

      Celanese has agreed to guarantee or indemnify third parties for environmental and other liabilities pursuant to a variety of agreements, including asset and business divestiture agreements, leases, settlement agreements, and various agreements with affiliated companies. Although many of these obligations contain monetary and/or time limitations, others do not provide such limitations.

      Celanese has accrued for all probable and reasonably estimable losses associated with all known matters or claims that have been brought to its attention. (See Note 26)

      These known obligations include the following:

            Demerger Obligations

            Celanese has obligations to indemnify Hoechst for various liabilities under the Demerger Agreement as follows:

            o Celanese agreed to indemnify Hoechst for environmental liabilities associated with contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger.

                  Celanese's obligation to indemnify Hoechst is subject to the following thresholds:

                  o Celanese will indemnify Hoechst against those liabilities up to(euro)250 million;

                  o Hoechst will bear those liabilities exceeding (euro)250 million, however Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed
                        (euro)750 million in the aggregate.


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

                  At December 31, 2002, Celanese's obligation regarding two agreements had been settled. The aggregate maximum amount of environmental indemnifications under the remaining divestiture agreements which provide for monetary limits is approximately
                  (euro)750 million. Three of the divested agreements do not provide for monetary limits.

                  As of December 31, 2003, Celanese has spent in the aggregate
                  (euro)36 million for environmental contamination liabilities in connection with these divestiture agreements. Based on Celanese's estimate of the probability of loss under this indemnification, Celanese has reserves of (euro)42 million as of December 31, 2003, for this contingency. Where Celanese is unable reasonably to determine the probability of loss or estimate such loss under an indemnification, Celanese has not recognized any related liabilities. (See Note 26)

                        o Celanese has also undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, associated with businesses that were included in the demerger where such liabilities were not demerged, due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. Celanese has not provided for any reserves associated with this indemnification. Celanese did not make any payments to Hoechst in 2003, 2002 or 2001 in connection with this indemnification.

            Divestiture Obligations

            Celanese and its predecessor companies agreed to indemnify third party purchasers of former businesses and assets for various pre-closing conditions, as well as for breaches of representations, warranties and covenants. Such liabilities also include environmental liability, product liability, antitrust and other liabilities. These indemnifications and guarantees represent standard contractual terms associated with typical divestiture agreements and, other than environmental liabilities, Celanese does not believe that they expose the Company to any significant risk.

            Since the demerger, Celanese has divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees to the purchasers. Many of the obligations contain monetary and/or time limitations, ranging from one year to 30 years, the aggregate amount of guarantees provided for under these agreements is approximately (euro)2.1 billion as of December 31, 2003. Other agreements do not provide for any monetary or time limitations.

            Based on Celanese's historical claims experience and its knowledge of the sites and businesses involved, the Company believes that it is adequately reserved for these matters. As of December 31, 2003, Celanese has reserves in the aggregate of (euro)41 million for all such environmental matters.

            Plumbing Insurance Indemnifications

            Celanese has entered into agreements with insurance companies related to product liability settlements associated with Celcon(R) plumbing claims. These agreements, except those with insolvent insurance companies, require Celanese to indemnify and/or defend these insurance companies in the event that third parties seek additional monies for matters released in these agreements. The indemnifications in these agreements do not provide for time limitations.

            In certain of the agreements, Celanese received a fixed settlement amount. The indemnities under these agreements generally are limited to, but in some cases are greater than, the amount received in settlement from the insurance company. The maximum exposure under these indemnifications is (euro)75 million. Other settlement agreements have no stated limits.

            There are other agreements whereby the settling insurer agreed to pay a fixed percentage of claims that relate to that insurer's policies. Celanese has provided indemnifications to the insurers for amounts paid in excess of the settlement percentage. These indemnifications do not provide for monetary or time limitations.

            Celanese has reserves associated with these product liability claims. See Plumbing Actions above.

            Other Obligations

      o Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2004 to April 30, 2012 is estimated to be approximately (euro)49 million (U.S. $62 million).

      o Celanese has agreed to indemnify various insurance carriers, for amounts not in excess of the settlements received, from claims made against these carriers subsequent to the settlement. The aggregate amount of guarantees under these settlements is approximately
            (euro)7 million, which is unlimited in term.

      As indemnification obligations often depend on the occurrence of unpredictable future events, the future costs associated with them cannot be determined at this time. However, if Celanese were to incur additional charges for these matters, such charges may have a material adverse effect on the financial position, results of operations or cash flows of Celanese in any given accounting period.

Other Matters

      In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. As of December 31, 2003, there were outstanding commitments of approximately (euro)804 million under take-or-pay contracts. Celanese does not expect to incur any losses under these contractual arrangements. Additionally, as of December 31, 2003, there were outstanding commitments relating to capital projects of approximately (euro)25 million.

      Celanese Ltd. and/or CNA Holdings, Inc., both U.S. subsidiaries of Celanese, are defendants in approximately 620 asbestos cases, the majority of which are premises-related. Celanese has reserves for defense costs related to claims arising from these matters. Celanese believes it does not have any significant exposure in these matters.

      On July 31, 2003, a federal district court ruled that the formula used in International Business Machine Corporation's ("IBM") cash balance pension plan violated the age discrimination provisions of the Employee Retirement Income Security Act of 1974. The IBM decision, however, conflicts with the decisions from two other federal district courts and with the proposed regulations for cash balance plans issued by the Internal Revenue Service in December 2002. IBM has announced that it will appeal the decision to the United States Court of Appeals for the Seventh Circuit. The effect of the IBM decision on Celanese's cash balance plan cannot be determined at this time.

26. Environmental

      General - Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations. Celanese is also subject to retained environmental obligations specified in various contractual agreements arising from divestiture of certain businesses by Celanese or one of its predecessor companies.

      In 2003, 2002 and 2001, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites were (euro)71 million, (euro)88 million and (euro)87 million. Capital project related environmental expenditures in 2003, 2002 and 2001, included in worldwide expenditures, were (euro)9 million, (euro)4 million and (euro)8 million, respectively. Environmental reserves for remediation matters were (euro)126 million and (euro)199 million as of December 31, 2003 and 2002, respectively. (See Notes 15 and 17)

      Remediation - Due to its industrial history and through retained contractual and legal obligations, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the Demerger Agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of Hoechst divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.

      In 2003, 2002 and 2001, the total remediation efforts charged to earnings before tax were (euro)0 million, (euro)7 million and (euro)8 million, respectively. These charges were offset by reversals of previously established environmental reserves due to favorable trends in estimates at unrelated sites of (euro)5 million, (euro)15 million, and (euro)12 million during 2003, 2002 and 2001, respectively. Management believes that the environmental related costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

      Celanese did not record any insurance recoveries related to these matters in 2003 or 2002 and recorded (euro)1 million in 2001. There are no receivables for recoveries as of December 31, 2003 and 2002.

      German InfraServs -- On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations. Celanese has manufacturing operations at three InfraServ locations in
Germany: Oberhausen, Frankfurt am Main-Hoechst, and Kelsterbach, and holds interests in the companies which own and operate the former Hoechst sites in Gendorf, Knapsack and Wiesbaden.

      InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the divestiture of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

      The Infraserv partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability, which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by Celanese, have reserves of (euro)57 million and (euro)58 million as of December 31, 2003 and 2002, respectively.

      If an InfraServ partner defaults on its respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

      The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows as of December 31, 2003:

Company                                            Ownership %      Liability %
--------------                                     -----------      -----------
InfraServ GmbH & Co. Gendorf KG ..............         39.0%           10.0%
InfraServ GmbH & Co. Oberhausen KG ...........         84.0%           75.0%
InfraServ GmbH & Co. Knapsack KG .............         27.0%           22.0%
InfraServ GmbH & Co. Kelsterbach KG ..........        100.0%          100.0%
InfraServ GmbH & Co. Hoechst KG ..............         31.2%           40.0%
InfraServ GmbH & Co. Wiesbaden KG ............         17.9%            0.0%
InfraServ Verwaltungs GmbH ...................        100.0%            0.0%


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      U.S. Superfund Sites - In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as "Superfund") for investigation and cleanup costs at approximately 50 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. As of December 31, 2003 and 2002, Celanese had provisions totaling (euro)9 million and
(euro)12 million, respectively, for U.S. Superfund sites and utilized (euro)1 million of these reserves in 2003 and 2002. There were no additional provisions recorded during 2003, 2002 or 2001.

      As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party's percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

      Hoechst Liabilities - In connection with the Hoechst demerger, Celanese agreed to indemnify Hoechst for the first (euro)250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. As of December 31, 2003 and 2002, Celanese has reserves of (euro)42 million and (euro)57 million, respectively, for these matters which are included as a component of the total environmental reserves. Celanese has made payments through December 31, 2003 and 2002 of (euro)36 million and (euro)32 million, respectively. If such future liabilities exceed
(euro)250 million, Hoechst will bear such excess up to an additional (euro)500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any liabilities relative to this indemnification.

27. Special Charges

      Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to redesign our operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

      The components of special charges for 2003, 2002 and 2001 were as follows:

                                                           2003    2002    2001
                                                           ----    ----    ----
                                                           (in (euro) millions)
                                                           --------------------
Employee termination benefits ..........................     16       9     125
Plant/office closures ..................................      6       6     104
Restructuring adjustments ..............................     (6)    (10)    (19)
                                                           ----    ----    ----
     Total Restructuring ...............................     16       5     210
Sorbates antitrust matters .............................     84      --      --
Plumbing actions .......................................    (94)     --     (31)
Asset impairments ......................................     --      --     291
Third-party reimbursements of restructuring charges ....     --      (1)     (8)
Other ..................................................     (1)     (9)      2
                                                           ----    ----    ----
     Total Special Charges .............................      5      (5)    464
                                                           ====    ====    ====

      The components of the 2003, 2002 and 2001 restructuring reserves were as follows:

                                                Employee
                                              Termination   Plant/Office
                                                Benefits      Closures     Total
                                              -----------   ------------   -----
                                                       (in(euro)millions)
                                              ----------------------------------
Restructuring reserve at December 31, 2000 ..       36           61          97
         Restructuring additions ............      125          104         229
         Cash and noncash uses ..............      (60)         (94)       (154)
         Other changes ......................       (4)         (15)        (19)
         Currency translation adjustments ...        2           --           2
                                                  ----         ----        ----
Restructuring reserve at December 31, 2001 ..       99           56         155
         Restructuring additions ............        9            6          15
         Cash and noncash uses ..............      (61)         (23)        (84)
         Other changes ......................       (5)          (5)        (10)
         Currency translation adjustments ...       (5)          (7)        (12)
                                                  ----         ----        ----
Restructuring reserve at December 31, 2002 ..       37           27          64
         Restructuring additions ............       16            6          22
         Cash and noncash uses ..............      (29)         (11)        (40)
         Other changes ......................       (1)          (5)         (6)
         Currency translation adjustments ...       (1)          --          (1)
                                                  ----         ----        ----
Restructuring reserve at December 31, 2003 ..       22           17          39
                                                  ====         ====        ====

      Included in the above restructuring reserves of (euro)39 million and
(euro)64 million at December 31, 2003 and 2002, respectively, are (euro)7 million and (euro)9 million, respectively, of long-term reserves included in other liabilities.

2003

      In 2003, Celanese recorded expense of (euro)5 million in special charges, which consisted of (euro)22 million of restructuring charges, (euro)6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and (euro)11 million of income from other special charges. The
(euro)22 million of additions to the restructuring reserve included employee severance costs of (euro)16 million and plant and office closure costs of
(euro)6 million. Within other special charges there was income of (euro)94 million related to insurance recoveries associated with the plumbing cases, partially offset by (euro)84 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

      In 2003, the Chemical Products segment recorded employee severance charges of (euro)4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany. There will be minimal additional costs in 2004 associated with the shutdown of this unit.

      Ticona started a redesign of its operations. Approximately 160 positions are expected to be reduced by 2005, as a result of the redesign. These plans included a decision to sell the Summit, New Jersey site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky in 2004. As a result of this decision, Celanese recorded termination benefit expense of (euro)4 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of (euro)6 million in 2003. Additional severance costs to be recorded in special charges, related to the redesign, are expected to be approximately (euro)1 million per quarter in 2004.

      In addition, Ticona ceased its manufacturing operations in Telford, United Kingdom during 2003, based on a 2002 restructuring initiative to concentrate its European manufacturing operations in Germany. As a result, Ticona recorded contract termination costs and asset impairments totaling (euro)6 million and employee severance costs of (euro)1 million in 2003. The total costs of the Telford shutdown through 2003 are (euro)11 million.

      The (euro)6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a (euro)1 million adjustment to the 2002 reserves, a (euro)4 million adjustment to the 2001 reserves and a (euro)1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

2002

      In 2002, Celanese recorded income from special charges of (euro)5 million, which consisted of (euro)15 million of restructuring charges, (euro)10 million of income from favorable adjustments to previously recorded restructuring reserves, (euro)1 million of income from reimbursements from third party site partners related to prior year initiatives, and (euro)9 million of income from other special charges. The (euro)15 million of restructuring charges included employee severance costs of (euro)9 million and plant and office closure costs of (euro)6 million.

      Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of (euro)9 million, of which (euro)4 million related to adjustments to the 2001 forward initiatives and (euro)4 million for streamlining efforts of production facilities in Germany and the United States, and (euro)1 million for employee severance costs in the polyvinyl alcohol business.

      Ticona recorded asset impairments of (euro)4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop, Texas, the GUR operations in Bayport, Texas were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport closure were
(euro)2 million.

      The (euro)10 million of favorable adjustments of previously recorded restructuring reserves consisted of an (euro)8 million adjustment to the 2001 reserves and a (euro)2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of (euro)9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

2001

      In 2001, Celanese recorded special charges totaling (euro)464 million, which consisted of (euro)229 million of restructuring charges, which were reduced by (euro)8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, (euro)19 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and
(euro)262 million of other special charges.

      The (euro)229 million of additions to the restructuring reserve included employee severance costs of (euro)125 million and plant and office closure costs of (euro)104 million. Employee severance costs consisted primarily of (euro)38 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, (euro)28 million for administrative and production positions at Ticona in the United States and Germany, (euro)22 million for the restructuring of production and administrative positions in Mexico, (euro)8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, (euro)7 million for the elimination of corporate administrative positions, (euro)6 million resulting from the closure of a chemical research and development center in the United States, (euro)5 million for the shutdown of acetate filament production at Lanaken, Belgium and (euro)11 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

      The (euro)104 million of additions to the restructuring reserve related to plant and office closures consisted mainly of (euro)74 million for fixed asset impairments, the cancellation of supply contracts, other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were (euro)11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, (euro)4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, (euro)8 million for fixed asset impairments and shut-down costs at the acetate filament facility in Lanaken, (euro)6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and (euro)1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

      The (euro)19 million of favorable adjustments of prior year restructuring reserves consisted of a (euro)14 million adjustment to the 2000 reserves and a
(euro)5 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Chemical Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of an existing facility and obligations. Of the 1999 adjustment, (euro)3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included (euro)2 million relating to less than anticipated severance costs for Ticona employees in Germany.

      The other special charges of (euro)262 million consisted of goodwill impairment of (euro)243 million and fixed asset impairments of (euro)30 million, related to the former Chemical Intermediates segment, (euro)18 million of fixed asset impairments related to the former Acetyl Products segment, and (euro)6 million for the relocation of acetate filament production assets associated with restructuring initiatives. Also included in other special charges was (euro)31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (see Note 25) and (euro)4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

28. Captive Insurance Companies

      Celanese consolidates two wholly-owned insurance companies (the "Captives"). The Captives are a key component of the Company's global risk management program as well as a form of self-insurance for property, liability and workers' compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks. Third party premiums earned are shown below.

      Summarized financial data, excluding intercompany activity, appear below.

                                                                               As of December 31,
                                                                              --------------------
                                                                                2003        2002
                                                                              --------    --------
                                                                              (in (euro) millions)
                                                                              --------------------
Assets
Reinsurance  and Losses Receivable .........................................      162        213
Prepaid Insurance Premiums .................................................       22         27
Other Current Assets .......................................................        9          8
                                                                                  ---        ---
     Total Current Assets ..................................................      193        248
Marketable Securities ......................................................      161        135
Other Long-Term Assets .....................................................        1          1
                                                                                  ---        ---
     Total Assets ..........................................................      355        384
                                                                                  ===        ===
Liabilities
Insurance Reserves and Payables for Third Party and Internal Matters .......      115        137
Other Current Liabilities ..................................................        8          6
                                                                                  ---        ---
     Total Current Liabilities .............................................      123        143

Insurance Loss Reserves ....................................................      136        169
                                                                                  ---        ---
     Total Liabilities .....................................................      259        312
                                                                                  ---        ---
Equity .....................................................................       96         72
                                                                                  ---        ---
Total Liabilities and Equity ...............................................      355        384
                                                                                  ===        ===


                                                    For the Years Ended
                                                        December 31,
                                            -----------------------------------
                                              2003          2002         2001
                                            -------       -------      --------
                                                    (in (euro) millions)
                                            -----------------------------------

Third Party Premiums .................         22            30            30
Losses ...............................        (22)          (42)          (30)
Interest Income ......................          8             7            17
Dividend Income ......................         44            24            31
Other Income / (Expense) .............          5            (7)            5
Income Tax Expense ...................        (11)           (7)           (2)
                                              ---           ---           ---
Net Income ...........................         46             5            51
                                              ===           ===           ===

      The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

      The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the unexpired terms of the policies in-force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. It is possible that actual results could differ significantly from the recorded liabilities.

      The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements, however, do not relieve the Captives from their obligations to policy holders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed uncollectible.

      Premiums written are recognized as revenue based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

29. Business and Geographical Segments

      In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. This change resulted from recent transactions, including completed and pending divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. Additionally, legacy pension and other postretirement benefit costs associated with previously divested Hoechst businesses, which were historically allocated to the business segments, are reflected as part of Other Activities within the reconciliation column and a procurement subsidiary, which was previously recorded within the reconciliation column, is now reported within Chemical Products. Prior year amounts have been reclassified to conform to the current year presentation.

      Information with respect to Celanese's industry segments follows:

Business Segments

      Chemical Products primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol; specialty and oxo products, including organic solvents and other intermediates;

      Acetate Products primarily produces and supplies acetate filament and acetate tow;

      Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

      Performance Products consists of Nutrinova, the high intensity sweetener and food protection ingredients business.

      The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 3. Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP. Besides these measures, management believes that return on assets is considered appropriate for evaluating the performance of its operating segments. Return on assets, which may be calculated differently by other companies, is calculated as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.

      Trade working capital is defined as trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

      Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                                                    Chemical   Acetate          Performance  Total
                                                    Products  Products  Ticona    Products  Segments  Reconciliation  Consolidated
                                                    --------  --------  ------    --------  --------  --------------  ------------

                                                    ------------------------------------------------------------------------------
   2003:
Sales to external customers ....................     2,628       578      675         150     4,031           44           4,075
Inter-segment revenues .........................        85        --       --          --        85          (85)             --
Operating profit (loss) ........................       122        11      109         (39)      203          (97)            106
Operating margin(1) ............................       4.5%      1.9%    16.1%      -26.0%      4.9%         n.m.            2.6%
Earnings (loss) from continuing
   operations before tax and minority
       interests ...............................       160        14      149         (39)      284         (102)            182
Earnings (loss) from continuing
   operations before tax and minority
       interests as a percentage of net sales ..       6.1%      2.4%    22.1%      -26.0%      7.0%         n.m.            4.5%
Depreciation and amortization ..................       139        59       50           6       254            6             260
Capital expenditures ...........................        96        34       49           2       181            4             185
Special charges ................................         1        --       77         (84)       (6)           1              (5)
Intangible assets, net .........................       478       127      272          --       877           --             877
Trade working capital ..........................       290       115      103          20       528          (15)            513
Total assets ...................................     3,618       727    1,168         136     5,649         (250)          5,399
Return on assets(2) ............................       4.0%      1.8%    12.1%      -35.5%      4.7%         n.m.            3.9%

   2002:
Sales to external customers ....................     2,482       670      696         161     4,009           55           4,064
Inter-segment revenues .........................        79        --       --          --        79          (79)             --
Operating profit (loss) ........................       179        30       29          48       286          (84)            202
Operating margin(1) ............................       7.0%      4.5%     4.2%       29.8%      7.0%         n.m.            5.0%
Earnings (loss) from continuing
   operations before tax and minority
       interests ...............................       203        43       40          48       334         (121)            213
Earnings (loss) from continuing
   operations before tax and minority
       interests as a percentage of net sales ..       8.2%      6.4%     5.7%       29.8%      8.3%         n.m.            5.2%
Depreciation and amortization ..................       139        57       55           6       257            5             262
Capital expenditures ...........................       106        31       66           4       207            7             214
Special charges ................................         1        --       (5)         --        (4)           9               5
Intangible assets, net .........................       561       146      327          --     1,034           --           1,034
Trade working capital ..........................       374        84      112          19       589          (11)            578
Total assets ...................................     4,341       803    1,294          84     6,522         (395)          6,127
Return on assets(2) ............................       4.5%      4.9%     2.9%       21.4%      4.8%         n.m.            4.1%

   2001:
Sales to external customers ....................     2,723       762      706         159     4,350           83           4,433
Inter-segment revenues .........................        93        --       --          --        93          (93)             --
Operating profit (loss) ........................      (368)      (27)      (7)         44      (358)         (72)           (430)
Operating margin(1) ............................     -13.1%     -3.5%    -1.0%        27.7%    -8.1%         n.m.           -9.7%
Earnings (loss) from continuing
   operations before tax and minority
       interests ...............................      (334)      (12)      (1)         45      (302)        (130)           (432)
Earnings (loss) from continuing
   operations before tax and minority
       interests as a percentage of net sales ..     -12.3%     -1.6%    -0.1%       28.3%     -6.9%         n.m.           -9.7%
Depreciation and amortization ..................       206        73       75           7       361            3             364
Capital expenditures ...........................        70        35       96           2       203           10             213
Special charges ................................      (421)      (50)       9          --      (462)          (2)           (464)
Intangible assets, net .........................       602       174      390          --     1,166           --           1,166
Trade working capital ..........................       365       108       87          19       579          (24)            555
Total assets ...................................     4,718       940    1,510         365     7,533         (469)          7,064
Return on assets(2) ............................      -8.3%     -1.4%    -0.1%       17.6%     -4.5%         n.m.           -4.8%

(1)   Defined as operating profit (loss) divided by net sales.

(2) Defined as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.

n.m. = not meaningful

      The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses,
(b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, (d) corporate center costs for support services such as legal, accounting and treasury functions and (e) interest income or expense associated with financing activities of the Company.

      Additionally, Celanese recognized special charges in 2003, 2002 and 2001 primarily related to restructuring costs and environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 27)

      Other operating entities consist of ancillary businesses as well as companies which provide infrastructure services.

      The following table presents financial information based on the geographic location of Celanese's facilities:

                                      North    Thereof   Thereof   Thereof          Thereof           Thereof  Rest of
                                     America     USA     Canada    Mexico   Europe  Germany   Asia   Singapore  World   Consolidated
                                     -------   -------   -------   -------  ------  -------   ----   ---------  -----   ------------
                                                                         (in (euro) millions)
                                     -----------------------------------------------------------------------------------------------
   2003:
Total assets .......................  3,314     2,583       247       484    1,481    1,327    361       220     243        5,399
Property, plant and equipment, net .    750       618        45        87      468      421    133       128       3        1,354
Operating profit (loss) ............     48        66       (14)       (4)       6      (33)    50        46       2          106
Net sales ..........................  1,906     1,464       209       233    1,676    1,337    451       405      42        4,075
Depreciation and amortization ......    161       131        13        17       75       67     24        24      --          260
Capital expenditures ...............     95        78         7        10       86       79      4         2      --          185

   2002:
Total assets .......................  4,003     3,192       237       574    1,387    1,230    447       299     290        6,127
Property, plant and equipment, net .    954       791        45       118      382      331    180       177       3        1,519
Operating profit (loss) ............     27       (50)       40        37      138      116     49        46     (12)         202
Net sales ..........................  2,025     1,591       186       248    1,536    1,240    458       413      45        4,064
Depreciation and amortization ......    180       147         8        25       53       48     29        29      --          262
Capital expenditures ...............    111        95         7         9      102       96      1         1      --          214

   2001:
Total assets .......................  4,923     3,828       264       831    1,346    1,196    489       338     306        7,064
Property, plant and equipment, net .  1,232     1,001        55       176      288      260    244       240       3        1,767
Operating profit (loss) ............   (597)     (352)      (40)     (205)      92       90     64        61      11         (430)
Net sales ..........................  2,318     1,806       240       272    1,649    1,333    419       377      47        4,433
Depreciation and amortization ......    278       199        21        58       55       49     31        30      --          364
Capital expenditures ...............    151       133         4        14       60       55      2         2      --          213

30. Information Relating to the Board of Management and Supervisory Board of Celanese AG

Compensation of Board of Management

The table below shows the before-tax compensation expense for the Board of Management in 2003.

                      TOTAL COMPENSATION EXPENSE TABLE (1)
--------------------------------------------------------------------------------
                               Annual Compensation

                                Fixed Annual      Bonus          Total Cash
Name and Principal Position     Salary (euro)     (euro)     Compensation (euro)
--------------------------------------------------------------------------------


Claudio Sonder (2) ...........     909,996      4,679,800         5,589,796
Chairman of the Board

David Weidman ................     645,259        704,542         1,349,801
Vice Chairman & Chief
Operating Officer

Perry Premdas ................     519,600        406,592           926,192
Chief Financial Officer

Lyndon Cole ..................     120,900        125,000           245,900
Member of Board
of Management

Andreas Pohlmann .............     474,320        461,191           935,511
Chief Administrative Officer

--------------------------------------------------------------------------------
                                 2,670,075      6,377,125         9,047,200
--------------------------------------------------------------------------------

(1)   Disclosure of Compensation in accordance with German Commercial Code.

(2) Included in Mr. Sonder's compensation is an accrued amount of (euro)3,800,000, which he will receive upon expiration of his contract in October 2004.

The table below shows the number of stock appreciation rights and stock options held by the Board of Management as of 12/31/03.

                                                 INCENTIVE COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------------------
                                        Stock Appreciation Rights (1)                                     Stock Options (2)
------------------------------------------------------------------------------------------------    -------------------------

                                                                      Number         Earnings
                                                                    of Rights          from
Name and                              Number         Value          Exercised       Exercise of       Number         Value
Principal Position                     Held          (euro)          in 2003       Rights (euro)       Held          (euro)
------------------------------------------------------------------------------------------------    -------------------------
Claudio Sonder ..................     363,500       5,444,770            0               0            90,000         859,500
Chairman of the Board

David Weidman ...................     144,000       2,022,835            0               0            55,000         525,250
Vice Chairman & Chief
Operating Officer

Perry Premdas ...................     188,500       2,839,632            0               0            43,000         410,650
Chief Financial Officer

Lyndon Cole .....................      25,000         323,500            0               0            15,000         143,250
Member of Board of Management

Andreas Pohlmann ................      45,450         666,106            0               0            13,000         124,150
Chief Administrative Officer

------------------------------------------------------------------------------------------------    -------------------------
                                      766,450      11,296,843            0               0           216,000       2,062,800
-----------------------------------------------------------------------------------------------------------------------------

(1)   No stock appreciation rights or stock options were granted in
      2003

(2)   The stock options were valued based on their fair value.

      The table below shows the before-tax fixed compensation and other cash compensation paid to the Supervisory Board in 2003.

                                                    COMPENSATION OF SUPERVISORY BOARD

---------------------------------------------------------------------------------------------------------------------------------
                                                 Fixed Annual Remuneration


                                                         Of Which                    Other Cash    Variable Annual      Total
                                                           Cash         Of Which    Remuneration     Remuneration    Remuneration
             Name                          (euro)         (euro)       Shares (1)    (euro) (2)         (euro)          (euro)
---------------------------------------------------------------------------------   ------------   ---------------   ------------

Guenter Metz .....................         61,355         30,678         30,677         25,203               0           86,558
Chairman

Reiner Nause .....................         46,016         23,008         23,008         22,602          31,403          100,021
Deputy Chairman

Saad Ali Al-Shuwaib ..............         19,380          9,690          9,690         13,534               0           32,914

Hanswilhelm Bach .................         30,678         15,339         15,339         13,534          43,942           88,154

Ralf Becker (3) ..................              0              0              0          4,000               0            4,000

Hans-Juergen Brinkman ............         30,678         15,339         15,339         13,534               0           44,212

Armin Droth ......................         30,678         15,339         15,339         13,534               0           44,212

Alan R. Hirsig ...................         30,678         15,339         15,339         16,602               0           47,280

Joannes C. M. Hovers .............         30,678         15,339         15,339         15,068               0           45,746

Herbert Schmalz (3) ..............              0              0              0         12,000               0           12,000

Ralf Sikorski ....................         30,678         15,339         15,339          7,534          35,291           73,503

Alfons Titzrath ..................         30,678         15,339         15,339         15,068               0           45,746

Kendrick R. Wilson III ...........         30,678         15,339         15,339         13,534               0           44,212

---------------------------------------------------------------------------------   ------------   ---------------   ------------
                                          372,175        186,088        186,087        185,747         110,636          668,558
---------------------------------------------------------------------------------------------------------------------------------

(1) Based on a share price of (euro)16.13, the average share price during the 20 days prior to the grant date (annual general meeting date).

(2) Remuneration for Supervisory Board Meetings and Committee Meeting attendance.

(3) Supervisory Board members receive their annual remuneration for the prior year on the day of the annual general meeting. As Messrs. Schmalz and Becker assumed their positions in 2003, they will not receive their remuneration until the annual general meeting on June 15, 2004.

      The table below shows the number of stock appreciation rights held, issued to and exercised by the Supervisory Board as of 12/31/03.

                                                   STOCK APPRECIATION RIGHTS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        Total Rights Held
                                              Granted in 2003 (1)           Exercised in 2003             as of 12/31/03


                                                        Grant Price
                                                         per Rights                    Earnings                      Value
                Name                        Number         (euro)         Number      (euro) (2)       Number      (euro) (3)
-------------------------------------------------------------------------------------------------   -------------------------
Guenter Metz .......................         4,300          19.40             0              0         13,950        190,045
Chairman

Reiner Nause .......................         3,250          19.40         3,950         31,403          6,550         91,910
Deputy Chairman

Saad Ali Al-Shuwaib ................         2,150          19.40             0              0          1,355         17,751

Hanswilhelm Bach ...................         2,150          19.40         4,850         43,942          2,150         28,165

Ralf Becker ........................             0           0                0              0              0              0

Hans-Juergen Brinkman ..............         2,150          19.40             0              0          2,150         28,165

Armin Droth ........................         2,150          19.40             0              0          7,000         95,346

Alan R. Hirsig .....................         2,150          19.40             0              0          8,050        112,282

Joannes C. M. Hovers ...............         2,150          19.40             0              0          8,050        112,282

Herbert Schmalz ....................             0           0                0              0              0              0

Ralf Sikorski ......................         2,150          19.40         4,150         35,291          2,850         38,630

Alfons Titzrath ....................         2,150          19.40             0              0          8,050        112,282

Kendrick R. Wilson III .............         2,150          19.40             0              0          8,050        112,282

(1) Due to the share price on the grant date (April 4, 2003) there was no income effect resulting from the stock appreciation rights granted in 2003.

(2) The earnings are included in the supervisory board members' compensation as variable annual remuneration.

(3) Value determined by: (share price ((euro)32.50 as of December 31, 2003) (minus) grant price of respective plan) x number of rights of respective plan.

31. Framework for Accounting Policies in Accordance with U.S. GAAP and Explanation of Major Differences Compared with German Accounting Policies

      The 2003 consolidated financial statements for Celanese have been prepared in accordance with United States Generally Accepted Accounting Principles or U.S. GAAP. The financial statements meet the requirements of German law as set out in (section) 292a HGB for an exemption of preparing the financial statements in accordance with German GAAP. The consolidated financial statements and the Management Report are compatible with the European accounting directives.

      The accounting policies of entities in accordance with U.S. GAAP are based on the objective of providing investors with decision-relevant information. It is thus not possible to show lower profits for the protection of creditors or influence results by using tax-based values (requirement for income and expenses to be recorded in the commercial financial statements in order to be accepted for tax purposes).

      Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits while bearing in mind the need for protection of creditors.

      As a rule, accounting policies in accordance with U.S. GAAP have a lower level of prudence than German accounting policies, which leads to the following major differences:

            o economic substance has precedence over legal form; The principle of substance over form has a stronger influence in accounting policies in accordance with U.S. GAAP than in Germany. The principle states that the economic substance of a transaction is of greater importance than the formal (legal) form

            o the consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements;

            o the acquisition cost and realization principles are generally valid, however "unrealized" profits are to be included in the profit and loss account in specific cases in order to determine the actual profit for the period;

            o minimization of possibilities of setting up and releasing hidden reserves;

      Consolidated financial statements in accordance with U.S. GAAP consist of the following:

            o     consolidated balance sheet,

            o     consolidated statement of operations,

            o     consolidated statement of shareholders' equity,

            o     consolidated statement of cash flows,

            o     notes to the consolidated financial statements

      There are no specific rules setting out the way in which individual items should be laid out in the balance sheet and statement of income. The balance sheet is set out in order of liquidity. The format of the consolidated statement of operations is the cost of sales classification method.

      The notes to the consolidated financial statements include all disclosures required as set out in para 266 and para 275 HGB.

      Minority interests may not be included as part of group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity.

      The consolidated statement of income concludes with a disclosure of earnings per share. Minority interests' share in earnings is not included in earnings per share.

Description of major differences in accounting policies compared with German accounting policies

General comments

The consolidation is presented on a basis as if Celanese had been a legal group during all periods presented.

The major differences between accounting policies in accordance with U.S. GAAP compared with German accounting policies in the consolidated financial statements of Celanese AG are as follows:

(1) Discontinued operations

Assets and liabilities of discontinued operations are shown gross in the balance sheet. Losses from discontinued operations, net of taxes are shown below operating results in the statement of operations.

(2) Impairment of assets

The recoverability of the carrying amount of long lived assets is in a first step assessed by comparison of the carrying amount of the asset to future net undiscounted cash flows generated by such assets. If the undiscounted cash flows do not cover the carrying amount of the asset, then the fair value of the asset has to be determined preferably by using quoted market prices or by using other generally accepted methods such as discounted cash flows. This fair value is the basis for necessary impairment write-offs.

(3) Unrealized profits included in the statement of operations, which is a breach of the realization principle as understood in Germany

Although the realization principle is a specific part of U.S. GAAP, in contrast to German accounting policies "unrealized" profits must be included in the statement of operations in certain specific cases. Foreign currency receivables and liabilities are translated at foreign exchange rates ruling at the end of the year and trading securities are reported at their fair value at the end of the current reporting period even if this leads to an "unrealized" profit compared with using the exchange rate or purchase price at the booking date.

(4) Deferred taxes

Deferred tax assets must be included to their full extent. This also applies to tax loss carry forwards which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are to be reviewed for their realization regularly and a valuation allowance recognized if necessary.

(5) Definition of "production costs"

U.S. GAAP requires the use of "full" production costs, consisting of cost of materials and production wages (direct and indirect) together with the proportional depreciation of property, plant and equipment. It is not permitted to limit the calculation of production costs merely to direct costs.

(6) Pension provisions

Pension provisions are to be calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (para 6a Income Tax Act) is not permitted.

Expected wage and salary increases until pensionable age are to be considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are to be used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6 percent used for tax purposes in Germany (para 6aIncome Tax Act). Pension provisions are to be calculated for beneficiaries as soon as they become scheme members (not only as from their 30th birthday). Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Overall, using the U.S. GAAP calculation methods leads to a higher pension provision than using the German entry-age-normal method.

(7) Other provisions and accruals

Provisions and accruals may only be set up to cover obligations to third parties. Furthermore, the set up of provisions and accruals is much more restrictive under US-GAAP than under German accounting policies.
Internal accruals are not permitted.

(8) Accounting for leases

Generally compared with the use of German tax-based leasing provisions, U.S. GAAP requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. U.S. GAAP requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from use of the item being leased to recognize the lease in its balance sheet.

(9) Accounting for derivative instruments

According to U.S. GAAP, since January 1, 2001, all derivative instruments generally have to be recorded at fair value, regardless of the reason why they were entered into. Additionally, derivatives embedded in so called host contracts are derivative instruments and have to be treated as such.

Changes in market value of derivative instruments are realized in net income or in other comprehensive income in the period they occur. The treatment depends on their qualification as a fair value hedge (hedge of exposure to changes in the fair value of an asset or a liability) or as a cash flow hedge (hedge of exposure to variability in expected future cash flows). Hedge accounting can be applied to effective hedging relationships, only. Effects from ineffective hedging relationships have to be realized in income as incurred.

(10) Accounting for Goodwill and other intangible assets

Effective January 1, 2002 goodwill and other intangible assets with indefinite lives are no longer amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an impairment test at least annually. In case the carrying value cannot be recovered by future cash flows, the carrying value is impaired and has to be written down to fair value.

Any unamortized negative goodwill on the balance sheet has to be written off immediately.

Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment annually.

(11) Accounting for Costs Associated with Exit or Disposal Activities

Recognition of a liability for costs associated with exit or disposal activities is required only when the liability is incurred. The liability has to be measured at fair value and adjusted for changes in cash flow estimates.

(12) Consolidation of Variable Interest Entities

According to US-GAAP, variable interest entities must be consolidated if the company has the majority of the risks and rewards, even if control through voting interests is not given. Under German accounting policies, these entities are not to be consolidated.

Celanese adopted FIN 46 as of December 31, 2003 (see Note 4)

(13) Accounting for Guarantees
At the inception of certain guarantees, a guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee.

Celanese adopted FIN 45 as of December 31, 2002

(14) Accounting for Asset Retirement Obligation

According to US-GAAP the fair value of a liability must be recognized in the balance sheet for all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long -lived asset. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life.

Celanese adopted SFAS No. 143 Accounting for Asset Retirement Obligations on January 1, 2003

32. Corporate Governance

      According to Section 161 of the German stock corporation act (AktG), Supervisory Board and Board of Management have issued a Compliance Statement for the first time on December 12, 2002 and for the year 2003 on January 28 and February 12, 2003 as regards the recommendations of the German Corporate Governance Code (Deutscher Corporate Governance Kodex). Both Compliance Statements are published on the company's website (www.celanese.com).

Corporate Governance Report (1)

      In the year under review, the company's work on corporate governance focused on developing and implementing a global business conduct policy and further optimizing risk management.

Global Business Conduct Policy and Risk Management

      In 2003, Celanese AG implemented a Global Business Conduct Policy (BCP) throughout the company. Comprehensive training was conducted for all company employees worldwide to educate them on the BCP's content and the consequences of policy infringement. Moreover, all company managers were required to submit a declaration stating that they read and understood the policy and follow the principles contained therein.

      As the BCP was introduced, representatives were appointed worldwide to assist employees in the event of a conflict of interest or infringement against BCP principles. A number of toll-free "whistleblower helplines" were also set up, which employees can call - anonymously, if desired - to report any policy infringements to the BCP representatives. The BCP representatives report to the Global Governance and Risk Officer, who regularly reports to the Board of Management and the Supervisory Board's Finance and Audit Committee on individual BCP issues. A limited number of incidents were reported in the year under review; however after the incidents reported were investigated, none proved to be a major infringement against the BCP.

      Celanese AG has had a risk management system to promptly handle risks in place for itself as well as for its individual businesses since the company was founded. The system underwent global standardization and harmonization efforts in all the Group's companies in the year under review.

      The Global Governance and Risk Officer reports regularly to the Board of Management on current risks in the Group as well as on BCP issues. The risk management system and significant risks Celanese is exposed to were presented to the Supervisory Board's Finance and Audit Committee for the first time in its December meeting.

German Corporate Governance Code

      As in the previous year, Celanese's status quo was closely compared to the German Corporate Governance Code (the "Code") prior to submitting the comply-or-explain statement for 2003. In accordance with (section) 161 of the German Stock Corporation Act, the Board of Management submitted on January 28, 2003 and the Supervisory Board submitted on February 12, 2003 the comply-or-explain statement. The statement was published on the company's Internet site:

            "The Board of Management and the Supervisory Board of Celanese AG state according to Section 161 of the German Corporation Act that since the last Comply-or-Explain Statement there existed and exists full compliance with the recommendations of the German Corporate Governance Code in the version as published in the Electronic Federal Gazette on November 26, 2002. "

      Some changes were made to the Board of Management's rules of procedure and distribution of Board member responsibility for the businesses during the year under review. In particular, the position of Vice Chairman of the Board of Management was created and filled.

      The Finance and Audit Committee conducted a self-assessment of its efficiency for a second time. The Supervisory Board members completed a self-assessment of the Supervisory Board's work for the first time and discussed the results in the December Supervisory Board meeting.

      Moreover, the Board of Management and the Supervisory Board approved publishing a list of individual member compensation for the 2003 reporting year, thus complying with the new recommendation contained in the May 21, 2003 version of the Code.

      Celanese AG follows the suggestions contained in the Code as well. The company is only non-compliant regarding the suggestion to have staggered periods of office because at the time the company was founded, all

-------------------
(1) Simultaneously serves as the report recommended under Sec. 3.10 of the German Corporate Governance Code

Supervisory Board members were appointed at the same time with the consequence that the periods of office are uniform.

Sarbanes Oxley Act

      As Celanese AG is listed as a public company on the New York Stock Exchange, the Chairman of the Board and the Chief Financial Officer were required to submit what is called a certification in December, in accordance with the U.S. Sarbanes Oxley Act. Moreover, a decision was made to require approval by the Supervisory Board's Finance and Audit Committee of non-audit services that are performed by the company's auditors in the future. Kronberg im Taunus, March 2004


Celanese AG


The Board of Management                            The Supervisory Board

Report of the Supervisory Board

Dear Shareholder,

      Difficult general conditions in 2003 impacted Celanese's business development: limited economic growth, geopolitical uncertainties and high, volatile energy and raw material prices. Celanese successfully continued to increase efficiency and productivity and focus on its businesses. The company further engaged in constructive sociopolitical dialogue and realized medium and long range growth opportunities for the businesses, such as its projects in China.

      In spite of the economic environment described above and weak demand in most customer markets, Celanese optimized the value of its businesses, while investing in new production capacities at the same time. Cooperation with key customers in developing new applications significantly contributed to successful business development.

      My colleagues on the Supervisory Board and I would like to thank the Board of Management and all employees for their extraordinary commitment and hard work in 2003.

Focus of the Supervisory Board's work

      In 2003, the Supervisory Board closely monitored the company's business development. It discussed all topics relevant to the company's business in regular Supervisory Board and committee meetings. Cooperation between the Supervisory Board and the Board of Management always proceeded in an open and constructive manner.

      The Supervisory Board closely reviewed the initiatives the company implemented to align its portfolio and increase growth and productivity. The joint venture with Degussa - European Oxo GmbH - on Oct. 1, 2003 and the divestiture of the Acrylic Acid and Acrylates business to Dow Chemicals in the U.S., are two major examples of such initiatives. The integration of the Emulsions business Celanese acquired from Clariant on Jan. 1, 2003, ran smoothly and is a valuable addition to the acetic acid value chain. The new synthetic gas plant in Oberhausen successfully started operations in the fourth quarter of 2003, as did the EsTech joint venture with Hatco, which will tap the growth market for synthetic lubricants. The joint plant in Oberhausen was commissioned in November.

      Another major focus of Supervisory Board work in 2003 was monitoring the implementation of Six-Sigma-based performance-improvement projects throughout the company.

      Standardizing company-wide data processing will be a major factor in creating a leaner, more efficient organization. Celanese has been phasing in OneSAP, a standardized SAP system, in the businesses and administrative functions since October 2003. Completion of the rollout is expected in the second half of 2004. The Supervisory Board received detailed information on opportunities and risks associated with this investment.

      The Supervisory Board and the Board of Management regularly discussed the further optimization of Environmental, Health and Safety indexes as well as the continued productivity increase at the sites and plants.

      Moreover, the Supervisory Board was informed comprehensively and in a timely manner on those issues it is required to decide upon in accordance with legal requirements and the company's articles of association. Matters requiring Supervisory Board approval by resolution were discussed in detail with the Board of Management.

Blackstone tender offer

      The Chairman of the Board of Management kept the Chairman of the Supervisory Board regularly and promptly informed of the status of negotiations with Blackstone Capital Partners. In an extraordinary meeting on December 15, 2003, the Chairman of the Board notified the Supervisory Board of Blackstone's intention to publicly announce its intended tender offer to Celanese AG shareholders on the day thereafter. In fulfillment of its obligations, the Supervisory Board formed an ad hoc committee consisting of the Supervisory Board Chairman and Deputy Chairman as well as the Chairman of the Finance and Audit Committee to review the tender offer. The committee was primarily responsible for preparing the Supervisory Board's reasoned opinion on the tender offer in accordance with German takeover law. The Supervisory Board approved the reasoned opinion prepared by this committee in an extraordinary meeting on February 9, 2004. Both the Supervisory Board and the Tender Offer Committee carefully selected and hired their own team of legal experts and an investment bank, which independently from the other advisors to the company exclusively advised the Supervisory Board on this matter.

      Corporate governance

      In 2003, Celanese AG successfully developed its standards in responsible corporate leadership and control, otherwise known as corporate governance. The Supervisory Board continued to discuss this topic in detail. The optimization of the Supervisory Board's own processes is a visible expression of its understanding of responsible corporate governance. The comprehensive reports on individual agenda items, the careful preparation of all meetings and in-depth discussions of all main issues are particularly worth noting.

      The Supervisory Board received detailed presentations on risk management and the company's business conduct policy, as well as regular reports from the company's Global Audit department and external auditors.

      In the year under review, the Supervisory Board followed a formalized process to conduct the first self-assessment of its efficiency. The Supervisory Board is of the opinion that many of its internal processes already meet a very high standard. The suggestions for improvement primarily call for more intensive and optimized reports from Supervisory Board committees. The Chairman of the Supervisory Board will follow up on the suggestions for improvement and regularly report to the Supervisory Board on their implementation.

      As in the previous year, the Finance and Audit Committee conducted a self-assessment of its own processes, resulting in a generally positive evaluation.

      The Supervisory Board sees its recognition by the well-known German economic magazine Wirtschaftswoche and the consulting firm Egon Zehnder International as the best Supervisory Board among companies listed on the German stock exchange as confirmation of the quality of its work.

      The statements of full compliance with the German Corporate Governance Code for 2003 submitted by the Board of Management and the Supervisory Board prove that Celanese lives up to high standards.

      One clear indication of the Supervisory Board members' serious commitment to their responsibilities is the high level of participation in the meetings. In the year under review, the Supervisory Board met on February 12, June 24, September 23 and December 16. In addition, an extraordinary Supervisory Board meeting was held on December 15. Due to new and increased responsibilities, the number of Finance and Audit Committee meetings was increased in 2003 to three; the number of meetings for this committee will be increased to four in 2004. The Finance and Audit Committee met on February 11, August 1 and December 15. The members of the Strategy Committee met on December 15. The Personnel and Compensation Committee met a total of two times during the year under review.

      Almost all of the Supervisory Board members participated in the meetings of the Supervisory Board and its committees. Only one member was excused from the Supervisory Board meetings in February and June, respectively.

      As in the past, the Supervisory Board kept itself informed of important issues by visiting key sites of the company. The Supervisory Board combined its June meeting with a visit to the Hostaform and Celstan production plants as well as Ticona's processing plant at the Kelsterbach site, enabling Supervisory Board members to get first-hand information on the production plants, product innovation and issues concerning workplace and plant safety.

      Approving the 2003 annual financial statements

      In accordance with the recommendations included in the German Corporate Governance Code, the company's auditors submitted a written statement to the Chairman of the Supervisory Board on February 6, 2003, declaring that there are no grounds for doubting the auditor's independence.

      The Celanese AG Annual General Meeting on April 1, 2003 elected KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftspruefungsgesellschaft as its auditor. The Finance and Audit Committee approved the engagement letter including the proposed audit fees in its meeting on August 1, 2003. The Chairman of the Supervisory signed the engagement letter and sent it to KPMG on December 3, 2003, upon the recommendation of the Finance and Audit Committee.

   Celanese AG's annual financial statements and management report were prepared in accordance with the German Commercial Code and the Stock Corporation Act. The consolidated financial statements were prepared in accordance with U.S. GAAP and were supplemented by a Group management report and further explanations pursuant to article 292a of the German Commercial Code. Pursuant to article 292a, preparing consolidated financial statements in accordance with U.S. GAAP releases the company from the obligation to draw up consolidated financial statements according to German law. The annual financial statements and the consolidated financial statements of Celanese AG as of December 31, 2003, and the management report of Celanese AG and the Group management report were audited by KPMG, which issued an unqualified opinion.

      All the above-mentioned financial report documents and the corresponding auditor's reports were made available to the Finance and Audit Committee and Supervisory Board and were checked by both of them. The auditors kept the Finance and Audit Committee of the Supervisory Board constantly informed during the audit of the annual financial statements.

      The auditors, who attended all meetings of the Finance and Audit Committee, reported on the progress and the main results of their audit in the Finance and Audit Committee meeting on March 10, 2004. The auditors were available to answer questions from the members of the Supervisory Board.

      The Supervisory Board noted and discussed the results of the audit performed by the auditors. As a result of its own examination, the Supervisory Board concluded that no objections should be raised. The Supervisory Board approved not only Celanese AG's 2003 financial statements, but also the consolidated financial statements for 2003, in its meeting on March 10, 2004. The annual financial statements of Celanese AG are thus approved.

      Changes in the Board of Management and the Supervisory Board

      In its meeting on September 23, 2003, the Supervisory Board appointed David N. Weidman as Vice Chairman of the Board of Management, and Lyndon Cole, President Ticona Technical Polymers, as a member of the Board of Management with immediate effect.

      Rolf Sikorski resigned from the Supervisory Board on September 15, 2003 with immediate effect. The court responsible appointed Ralf Becker as a replacement member to the Supervisory Board on September 30, 2003.

      On February 9, 2004, the Supervisory Board appointed Vice Chairman of the Board of Management David N. Weidman as Chairman of the Board of Management, effective October 31, 2004. This appointment was made in view of Claudio Sonder's officially announced plans to retire from his position as Chairman of the Board on October 31, 2004.

      The Supervisory Board thanks the Board of Management, the employees and the employees' representatives for their dedication and successful efforts in 2003.


      Kronberg im Taunus, March 10, 2004


      The Supervisory Board


      Dr. Guenter Metz

The Supervisory Board
(as of December 31, 2003)


Dr. Guenter Metz (1), (2), (3), (4), (5)
Chairman,
Former Deputy Chairman of the Board of Management of Hoechst AG
Member of the Supervisory Board: Aventis S.A.*, Zuerich Beteiligungs-AG
(Germany)


Reiner Nause (1), (2), (4), (5)
Deputy Chairman,
Technician, Chairman of the Central Workers' Council of Celanese AG, Chairman of the Group Workers' Council of Celanese AG


Saad A. Al-Shuwaib (4)
Chairman and Managing Director of Petrochemical Industries Co., Kuwait Member of the Board of Directors: Kuwait Petroleum Corporation


Dr. Hanswilhelm Bach (3)
Graduate chemist, Business Liaison Manager Environmental, Health and Safety Affairs for Ticona GmbH, Kelsterbach Site, Chairman of the Group Senior Executives' Committee of Celanese AG


Ralf Becker (4)
(since September 30, 2003)
Labor union secretary, Deputy Regional Head of the IG BCE for Hesse/Thuringia Member of the Supervisory Board: Kodak Holding GmbH
Member of the Advisory Council: RAG Bildung GmbH


Hans-Juergen Brinkmann (3)
Plant mechanic, Member of the Celanese Joint Workers' Council for the Ruhrchemie Site


Armin Droth (1)
Electrical engineer, Representative of the VAA (German association of management and professional staff), Member of the Celanese Joint Workers' Council for the Hoechst Site


Alan R. Hirsig (2), (4)
Former Chief Executive Officer of ARCO Chemical Company, USA
Member of the Board of Directors: Checkpoint Systems Inc.*,
Philadelphia Suburban Corporation*


Dr. Joannes C. M. Hovers (1), (4)
Former Chief Executive Officer of Oce N.V., the Netherlands
Member of the Supervisory Board: GTI N.V.*, GVB N.V., Inter Access N.V., Koninklijke Grolsch N.V.*, Kusters Engineering N.V., Mignos en De Block N.V., Multi Processing Equipment Group N.V., De Nederlandsche Bank N.V.,
NEM Holding N.V., Penguin Ventures N.V., Randstad Holding N.V.*,
Schils N.V., Stork MPS N.V., Tilburg University (KUB)


Herbert Schmalz (4)
Chemistry technician, Head of Warehouse and Shipping for Technical Polymers, Ruhrchemie Site

Ralf Sikorski
(until September 15, 2003)
Labor union secretary, District Head of IG BCE Ludwigshafen


Dr. Alfons Titzrath (3), (5)
Former Chairman of the Supervisory Board of Dresdner Bank AG




Kendrick R. Wilson III (3)
Vice Chairman - Investment Banking, Goldman, Sachs & Co., USA
Member of the Board of Directors: American Marine Holdings Inc.



(1)   Committee in accordance with (section) 27 MitbestG
      (German Co-Determination Act),

(2)   Personnel and Compensation Committee,

(3)   Finance and Audit Committee,

(4)   Strategy Committee

(5)   Tender Offer Committee




* Listed company

Board of Management
(as of December 31, 2003)


Claudio Sonder

Chairman

Member of the Supervisory Board: Dresdner Bank Lateinamerika AG, Hamburg, Companhia Suzano de Papel e Celulose S.A.*, Brazil
Member of the Board of Management: Ibero-America Association, Hamburg



David N. Weidman

Vice Chairman (since September 23, 2003) and
Chief Operating Officer

Chemical Products

Member of the Board of Management: American Chemistry Council,
National Advisory Council of the Marriott School of Management,
Society of the Chemical Industry



Lyndon Cole
(since September 23, 2003)

President Ticona

Ticona Technical Polymers and the Growth Excellence Council



Andreas Pohlmann

Chief Administrative Officer, Director of Personnel

Performance Products, Innovation, Environment, Personnel, Law

Member of the Supervisory Board: Pensionskasse der Mitarbeiter der Hoechst-Gruppe VvaG (German pension fund for Hoechst Group employees)



Perry W. Premdas

Chief Financial Officer

Acetate Products




* Listed company

Five-Year Summary of financial data

                                                                               Year Ended December 31,
                                                            ---------------------------------------------------------------
                                                              2003          2002          2001         2000          1999
                                                              ----          ----          ----         ----          ----
                                                                 (in(euro)millions, except for share and per share data,
                                                                          percentages and number of employees)
                                                            ---------------------------------------------------------------
Statement of Operations Data:
Net sales .............................................       4,075         4,064         4,433        4,461         3,712
Cost of sales .........................................      (3,436)       (3,340)       (3,772)      (3,755)       (3,092)
Selling, general and administrative expenses ..........        (451)         (474)         (547)        (519)         (516)
Research and development expenses .....................         (79)          (69)          (82)         (82)          (67)
Special charges, net (1) ..............................          (5)            5          (464)         (19)         (537)
Operating profit (loss) ...............................         106           202          (430)          92          (509)
Interest and other income, net(2) .....................          76            11            (2)          55           (68)
Income tax  benefit (provision) .......................         (54)          (70)          106          (90)           77
Minority interests ....................................          --            --            --           --             7
Earnings (loss) from continuing operations ............         128           143          (326)          57          (493)
Earnings (loss) from discontinued operations ..........           4            25           (59)           1           301
Extraordinary loss, net of income tax .................          --            --            --           --           (15)
Cumulative effect of changes in accounting
   principles, net of income tax ......................          (1)           19            --           --            --
Net earnings (loss) ...................................         131           187          (385)          58          (207)
Earnings (loss) per common share - basic(3) ...........        2.65          3.72         (7.65)        1.09         (3.70)
Earnings (loss) per common share - diluted(4) .........        2.65          3.72         (7.65)        1.09         (3.70)
Balance Sheet Data:
Total assets ..........................................       5,399         6,127         7,064        7,642         7,789
Debt ..................................................         504           615           880        1,165           948
Shareholders' equity ..................................       2,048         2,005         2,210        2,843         2,866
Dividends paid per share ..............................        0.44            --          0.40         0.11            --
Common stock ..........................................         140           140           143          143           143
Weighted average shares - basic (in thousands) ........      49,446        50,329        50,332       53,293        55,915
Weighted average shares - diluted (in thousands) ......      49,457        50,329        50,332       53,293        55,915
Other Data:
Operating margin (%) ..................................         2.6%          5.0%        -9.7%          2.1%       -13.7%
Depreciation and amortization .........................         260           262           364          333           287
Capital expenditures on tangible fixed assets .........         185           214           213          200           238
Trade Working Capital(5) ..............................         513           578           555          822           831
Number of employees on a continuing
    basis (end of period) in thousands ................         9.5          10.5          10.6         11.4          12.9
------------------

(1) Special charges include provisions for restructuring, which include employee termination costs, plant and office closures, and other costs and income incurred outside the normal course of ongoing operations. See Note 27 to the Consolidated Financial Statements.

(2) Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.

(3) Earnings (loss) per common share - basic, is calculated by dividing net earnings (loss) by the weighted average shares outstanding. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999.

(4) Earnings (loss) per common share - diluted is calculated by dividing net earnings (loss) by the weighted average shares outstanding. At December 31, 2003, Celanese had dilutive common stock equivalents of approximately 11,000. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999.

(5) Celanese defines trade working capital as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

Celanese currently communicates its governance standards internally and externally. Celanese has introduced its own corporate governance site on its intranet, where information about the global business conduct policy and Celanese's corporate governance guidelines can be accessed by every employee. The Company has also added a link on corporate governance issues to its internet website at http://www.celanese.com/index/about_index/governance.htm. Information about Celanese's corporate governance practices, such as the global business conduct policy, its corporate governance guidelines, the statement of compliance with the German Corporate Governance Code, the description of significant differences between German corporate governance practices and the corporate governance requirements of U.S. companies under the New York Stock Exchange listing standards.

                                                                  [LOGO]Celanese


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                                                        Celanese AG
                                                        Frankfurter Strasse 111
                                                        61476 Kronberg im Taunus
                                                        Germany

                                                        www.celanese.com
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